    As filed with the Securities and Exchange Commission on April 30, 2003
                                                     1933 Act File No. 333-68239
                                                     1940 Act File No. 811-05410
================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM N-2
                        (Check appropriate box or boxes)

[X]  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ]  Pre-Effective Amendment No.
[X]  Post-Effective Amendment No. 9
and
[X]  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]  Amendment No. 52

                              ING PRIME RATE TRUST
                  Exact Name of Registrant Specified in Charter

                          7337 E. Doubletree Ranch Road
                            Scottsdale, Arizona 85258
 Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

                                 (800) 992-0180
               Registrant's Telephone Number, Including Area Code

                              Huey P. Falgout, Jr.
                              ING Investments, LLC
                          7337 E. Doubletree Ranch Road
                            Scottsdale, Arizona 85258
     Name and Address (Number, Street, State, Zip Code) of Agent for Service

                                 With copies to:

                             Jeffrey S. Puretz, Esq.
                                   Dechert LLP
                                1775 I Street, NW
                              Washington, DC 20006

Approximate Date of Proposed Public Offering: As soon as practical after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective:

[X] When declared effective pursuant to Section 8(c) of the Securities Act of 1933.

================================================================================

PROSPECTUS

July 1, 2003                                                5,000,000
                                                            Common Shares

                                                            ING PRIME RATE TRUST

[PHOTO]

This Prospectus contains important information about investing in the ING Prime Rate Trust (the Trust). You should read it carefully before you invest, and keep it for future reference.


The Trust has filed with the Securities and Exchange
Commission (the SEC) a Statement of Additional Information dated July 1, 2003 (the SAI) containing additional information about the Trust. The SAI is incorporated by reference in its entirety into this Prospectus. You may obtain a free copy of the SAI by contacting the Trust at
(800) 992-0180 or by writing to the Trust at 7337 E.
Doubletree Ranch Road, Scottsdale, Arizona 85258. The
Prospectus, SAI and other information about the Trust are available on the SEC's website (http://www.sec.gov).


Common Shares of the Trust trade on the New York Stock
Exchange (the NYSE) under the symbol PPR.

Market fluctuations and general economic conditions can adversely affect the Trust. There is no guarantee that the Trust will achieve its investment objective. Investment in the Trust involves certain risks and special considerations, including risks associated with the Trust's use of leverage. See "Risk Factors and Special Considerations" beginning on page 11.

Neither the SEC nor any state securities commission has
approved or disapproved these securities, or determined that
this Prospectus is truthful or complete. Any representation      [LION LOGO]
to the contrary is a criminal offense.                            ING FUNDS

                                                                   WHAT'S INSIDE
--------------------------------------------------------------------------------
[GRAPHIC] OBJECTIVE

[GRAPHIC] INVESTMENT STRATEGY

[GRAPHIC] RISKS

This Prospectus describes the Trust's objective, investment strategy and risks.

You'll also find:

[GRAPHIC] WHAT YOU PAY TO INVEST

WHAT YOU PAY TO INVEST. A list of the fees and expenses you pay -- both directly and indirectly -- when you invest in the Trust.

Introduction to the Trust                                                      1
Prospectus Summary                                                             2
Investment Objective and Policies                                              6
The Trust's Investments                                                        8
Trading and NAV Information                                                   10
Risk Factors and Special Considerations                                       11
What You Pay To Invest -- Trust Expenses                                      16
Transaction Policies                                                          18
Plan of Distribution                                                          19
Use of Proceeds                                                               20
Dividends and Distributions                                                   20
Investment Management and Other Services                                      21
Description of the Trust                                                      23
Description of Capital Structure                                              25
Tax Matters                                                                   26
More Information                                                              27
Financial Highlights                                                          28
Statement of Additional Information
 Table of Contents                                                            30

                                                       INTRODUCTION TO THE TRUST
--------------------------------------------------------------------------------

Risk is the potential that your investment will lose money or not earn as much as you hope. All funds have varying degrees of risk, depending upon the securities they invest in.

This Trust involves certain risks and special considerations, including risks associated with investing in below investment grade assets and risks associated with the Trust's use of borrowing and other leverage strategies. See "Risk Factors and Special Considerations" beginning on page 11.

Please read this Prospectus carefully to be sure you understand the principal risks and strategies associated with the Trust. You should consult the SAI for a complete list of the risks and strategies.

[GRAPHIC]

If you have any questions about the Trust, please call your financial consultant or us at 1-800-992-0180.

THIS PROSPECTUS IS DESIGNED TO HELP YOU MAKE INFORMED DECISIONS ABOUT YOUR INVESTMENTS. PLEASE READ IT CAREFULLY.

Who should invest in the Trust?

ING PRIME RATE TRUST MAY SUIT YOU IF YOU:


     *    are seeking a high level of current income; and
     * are willing to accept the risks associated with an investment in a leveraged portfolio of senior loans that are typically below investment grade credit quality.


DESCRIPTION OF THE TRUST

     The Trust is a diversified, closed-end investment company that seeks to provide investors with as high a level of current income as is consistent with the preservation of capital. The Trust seeks to achieve this objective by investing in a professionally managed portfolio comprised primarily of senior loans, an investment typically not available directly to individual investors. The Trust cannot guarantee that it will achieve its investment objective. In addition, since the senior loans in the Trust's portfolio typically are below investment grade credit quality and the portfolio is leveraged, the Trust has speculative characteristics.

     Common Shares of the Trust trade on the NYSE under the symbol PPR.

     The Trust's investment manager is ING Investments, LLC.

                [GRAPHIC] If you have any questions, please call 1-800-992-0180.

                                                  Introduction to the Trust    1

PROSPECTUS SUMMARY
--------------------------------------------------------------------------------

The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this prospectus.

DESCRIPTION OF THE TRUST

THE TRUST


The Trust is a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the 1940 Act). It is organized as a Massachusetts business trust. As of June 16, 2003, the Trust's net asset value (NAV) per Common Share was $____.


NYSE LISTED


As of June 16, 2003, the Trust had __________ Common Shares outstanding, which are traded on the NYSE under the symbol PPR. As of June 16, 2003, the last reported sales price of a Common Share of the Trust was $_____.


INVESTMENT OBJECTIVE

To provide investors with as high a level of current income as is consistent with the preservation of capital. There is no assurance that the Trust will achieve its investment objective.

INVESTMENT MANAGER


The Trust's investment manager is ING Investments, LLC (ING Investments or the Investment Manager) an Arizona limited liability company. The Investment Manager had assets under management of $_____ billion as of May 30, 2003.


The Investment Manager is an indirect wholly-owned subsidiary of ING Groep N.V. (NYSE: ING) (ING Groep). ING Groep is a global financial institution active in the fields of insurance, banking and asset management in more than 65 countries with almost 100,000 employees. The Investment Manager receives an annual fee, payable monthly, in a maximum amount equal to 0.80% of the Trust's average daily gross asset value, minus the sum of the Trust's accrued and unpaid dividends on any outstanding preferred shares and accrued liabilities (other than liabilities for the principal amount of any borrowings incurred, commercial paper or notes issued by the Trust and the liquidation preference of any outstanding preferred shares) (Managed Assets). This definition includes the assets acquired through the Trust's use of leverage.


Subject to shareholder approval, the Trust's Board of Trustees has approved Aeltus Investment Management, Inc. to serve as the Sub-Adviser to the Trust effective August 18, 2003. See "Investment Management and Other
Services--Proposed Sub-Adviser" on page 21.


PRIMARY INVESTMENT STRATEGY

The Trust seeks to achieve its investment objective by investing under normal circumstances at least 80% of its Managed Assets in higher yielding, U.S. dollar denominated, floating rate secured senior loans (Senior Loans). The Trust only invests in Senior Loans made to corporations or other business entities organized under U.S. or Canadian law and which are domiciled in the U.S., Canada or in U.S. territories or possessions.

Senior Loans either hold the most senior position in the capital structure of the borrower or hold an equal ranking with other senior debt or have characteristics that the Investment Manager believes justify treatment as senior debt.

2    Prospectus Summary

                                                              PROSPECTUS SUMMARY
--------------------------------------------------------------------------------

OTHER INVESTMENT STRATEGIES AND POLICIES

Assets not invested in Senior Loans may be invested in unsecured loans, subordinated loans, short-term debt securities, and equities acquired in connection with investments in loans. See "Investment Objective and Policies" at page 6.

Loans in which the Trust invests typically have interest rates which reset at least quarterly and may reset as frequently as daily. The maximum duration of an interest rate reset on any loan in which the Trust can invest is one year. In order to achieve overall reset balance, the Trust will ordinarily maintain a dollar-weighted average time to next interest rate adjustment on its loans of 90 days or less. Normally at least 80% of the Trust's portfolio will be invested in Senior Loans with maturities of one to ten years. The maximum maturity on any loan in which the Trust can invest is ten years.

To seek to increase the yield on the Common Shares, the Trust may engage in lending its portfolio securities. Such lending will be fully secured by investment grade collateral held by an independent agent.

The Trust may hold a portion of its assets in short-term interest bearing instruments. Moreover, in periods when, in the opinion of the Investment Manager, a temporary defensive position is appropriate, up to 100% of the Trust's assets may be held in cash or short-term interest bearing instruments. The Trust may not achieve its investment objective when pursuing a temporary defensive position. The Trust may not invest in Senior Loans made to foreign borrowers other than borrowers organized under Canadian law and which are domiciled in the U.S., Canada or in U.S. territories or possessions.

The Trust can engage in executing repurchase and reverse repurchase agreements.

LEVERAGE

To seek to increase the yield on the Common Shares, the Trust employs financial leverage by borrowing money and issuing preferred shares. See "Risk Factors and Special Considerations -- Leverage" at page 12.

BORROWINGS

Under the 1940 Act, the Trust may borrow up to 33 1/3% of its total assets (including the proceeds of the borrowings) less all liabilities other than borrowings. The Trust's obligations to holders of its debt are senior to its ability to pay dividends on, or redeem or repurchase, Common Shares and preferred shares, or to pay holders of Common Shares and preferred shares in the event of liquidation.

PREFERRED SHARES

The Trust is authorized to issue an unlimited number of shares of a class of preferred stock in one or more series. In November 2000, the Trust issued 3,600 shares each of Series M, T, W, Th and F Auction Rate Cumulative Preferred Shares, $0.01 par value, $25,000 liquidation preference per share, for a total issuance of $450 million (the Preferred Shares). The Trust's obligations to holders of the Preferred Shares and holders of any other preferred shares, are senior to its ability to pay dividends on, or redeem or repurchase, Common Shares, or to pay holders of Common Shares in the event of liquidation. The 1940 Act also requires that the holders of the Preferred Shares and holders of any other preferred shares of the Trust, voting as a separate class, have the right to:

     *    elect at least two trustees at all times
     * elect a majority of the trustees at any time when dividends on any series of Preferred Shares are unpaid for two full years.

In each case, the holders of Common Shares voting separately as a class will elect the remaining trustees.

                [GRAPHIC] If you have any questions, please call 1-800-992-0180.

                                                         Prospectus Summary    3

PROSPECTUS SUMMARY
--------------------------------------------------------------------------------

DIVERSIFICATION

The Trust maintains a diversified investment portfolio, a strategy which seeks to limit exposure to any one issuer or industry.

As a diversified investment company, the Trust may not make investments in any one issuer (other than the U.S. government) if, immediately after such purchase or acquisition, more than 5% of the value of the Trust's total assets would be invested in such issuer, or the Trust would own more than 25% of any outstanding issue. The Trust will consider a borrower on a loan, including a loan participation, to be the issuer of that loan. This strategy is a fundamental policy that cannot be changed without shareholder approval. With respect to no more than 25% of its total assets, the Trust may make investments that are not subject to the foregoing restrictions.

In addition, a maximum of 25% of the Trust's total assets, measured at the time of investment, can be invested in any one industry. This strategy is also a fundamental policy that cannot be changed without shareholder approval.

PLAN OF DISTRIBUTION


Common Shares of the Trust may be issued and sold from time to time by the Trust (the Offering) through ING Funds Distributor, LLC (ING Funds Distributor), as distributor and principal underwriter, through broker-dealers who have entered into selected dealer agreements with ING Funds Distributor. See "Plan of Distribution" at page 19. The Common Shares will be sold at market prices, which will be determined with reference to trades on the NYSE, subject to a minimum price to be established each day by the Trust. The minimum price on any day will not be less than the current NAV per Common Share plus the per share amount of the sales commission to be paid to ING Funds Distributor. Any shares sold pursuant to this Prospectus will be subject to a commission of 4% of the gross sales price of the shares sold.


DISTRIBUTIONS

Dividends on Common Shares accrue and are declared and paid monthly. Income dividends may be distributed in cash or reinvested in additional full and fractional shares through the Trust's Shareholder Investment Program.

ADMINISTRATOR

The Trust's administrator is ING Funds Services, LLC (the Administrator). The Administrator is an affiliate of the Investment Manager. The Administrator receives an annual fee, payable monthly, in a maximum amount equal to 0.25% of the Trust's Managed Assets.

RISK FACTORS AND SPECIAL CONSIDERATIONS

CREDIT RISK ON LOANS

Loans in the Trust's portfolio will typically be below investment grade credit quality. As a result, investment in the Trust involves the risk that borrowers may default on obligations to pay principal or interest when due, that lenders may have difficulty liquidating the collateral securing the loans or enforcing their rights under the terms of the loans, and that the Trust's investment objective may not be realized.

INTEREST RATE RISK

Changes in market interest rates will affect the yield on the Trust's Common Shares. If market interest rates fall, the yield on the Trust's Common Shares will also fall. In addition, changes in market interest rates may cause the Trust's NAV to experience moderate volatility because of the lag between changes in market rates and the resetting of the floating rates on assets in the Trust's portfolio. To the extent that market interest rate changes are reflected as a change in the market spreads for loans of the type and quality in which the Trust invests, the value of the Trust's portfolio may decrease in response to an increase in such spreads. Finally, substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack the resources to meet higher debt service requirements.

DISCOUNT FROM OR PREMIUM TO NAV

As with any security, the market value of the Common Shares may increase or decrease from the amount that you paid for the Common Shares. The Trust's Common Shares may trade at a discount to NAV. This is a risk separate and distinct from the risk that the Trust's NAV per Common Share may decrease.

4    Prospectus Summary

                                                              PROSPECTUS SUMMARY
--------------------------------------------------------------------------------

LEVERAGE

The Trust's use of leverage through borrowings and the issuance of preferred shares can adversely affect the yield on the Trust's Common Shares. To the extent that the Trust is unable to invest the proceeds from the use of leverage in assets which pay interest at a rate which exceeds the rate paid on the leverage, the yield on the Trust's Common Shares will decrease. In addition, in the event of a general market decline in the value of assets such as those in which the Trust invests, the effect of that decline will be magnified in the Trust because of the leverage.

LIMITED SECONDARY MARKET FOR LOANS

Because of the limited secondary market for loans, the Trust may be limited in its ability to sell loans in its portfolio in a timely fashion and/or at a favorable price.

DEMAND FOR LOANS

An increase in demand for loans may adversely affect the rate of interest payable on new loans acquired by the Trust, and the price of loans acquired in the secondary market.

SECONDARY MARKET FOR THE TRUST'S COMMON SHARES

The issuance of Common Shares through the Offering may have an adverse effect on prices in the secondary market for the Trust's Common Shares by increasing the number of Common Shares available for sale. In a separate offering, the Trust also may issue Common Shares of the Trust through its Shareholder Investment Program and through privately negotiated transactions at a discount to the market price for such Common Shares, which may put downward pressure on the market price for Common Shares of the Trust.

                [GRAPHIC] If you have any questions, please call 1-800-992-0180.

                                                         Prospectus Summary    5

INVESTMENT OBJECTIVE AND POLICIES
--------------------------------------------------------------------------------

INVESTMENT OBJECTIVE

The Trust's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital. The Trust seeks to achieve this investment objective by investing in the types of assets described below:


1. SENIOR LOANS. Under normal circumstances, at least 80% of the Trust's Managed Assets will be invested in higher yielding, U.S. dollar denominated, floating rate secured senior loans (Senior Loans). The
     Trust will provide shareholders with at least 60 days' prior notice of any change in this investment policy. The Trust only invests in Senior Loans made to corporations or other business entities organized under U.S. or Canadian law and which are domiciled in the U.S., Canada or in U.S. territories or possessions.


     Senior Loans either hold the most senior position in the capital structure of the borrower or hold an equal ranking with other senior debt or have characteristics that the Investment Manager believes justify treatment as senior debt.

     The Trust does not invest in Senior Loans whose interest rates are tied to non-domestic interest rates other than the London Inter-Bank Offered Rate (LIBOR).

2. OTHER INVESTMENTS. Under normal circumstances the Trust can also invest up to 20% of its total assets in the following types of investments (Other Investments):

     *    unsecured loans

     *    subordinated loans

     *    short-term debt securities

     *    equity securities incidental to investment in loans

3. CASH AND SHORT-TERM INSTRUMENTS. Under normal circumstances, the Trust may invest in cash and/or short-term instruments. During periods when, in the opinion of the Investment Manager, a temporary defensive posture in the market is appropriate, the Trust may hold up to 100% of its assets in cash and/or short-term instruments.

FUNDAMENTAL DIVERSIFICATION POLICIES

1. INDUSTRY DIVERSIFICATION. The Trust may invest in any industry. The Trust may not invest more than 25% of its total assets in any single industry.

2. BORROWER DIVERSIFICATION. As a diversified investment company, the Trust may not make investments in any one issuer (other than the U.S. government) if, immediately after such purchase or acquisition, more than 5% of the value of the Trust's total assets would be invested in such issuer, or the Trust would own more than 25% of any outstanding issue. The Trust will consider the borrower on a loan, including a loan participation, to be the issuer of such loan. With respect to no more than 25% of its total assets, the Trust may make investments that are not subject to the foregoing restrictions.

These fundamental diversification policies may only be changed with approval by a majority of all shareholders, including the vote of a majority of the holders of Preferred Shares, and holders of any other preferred shares, voting separately as a class.

INVESTMENT POLICIES

The Investment Manager follows certain investment policies set by the Trust's Board of Trustees. Some of those policies are set forth below. Please refer to the SAI for additional information on these and other investment policies.

1. PAYABLE IN U.S. DOLLARS. All investments purchased by the Trust must be denominated in U.S. dollars.

2. MATURITY. Normally at least 80% of the Trust's total assets will be invested in Senior Loans with maturities of one to ten years. The maximum maturity on any loan in which the Trust can invest is ten years.

3. INTEREST RATE RESETS. Normally, at least 80% of the Trust's total assets will be invested in assets with rates of interest which reset either daily, monthly, or quarterly. The maximum duration of an interest rate reset on any loan investment in which the Trust may invest is one year. In addition, the Trust will ordinarily maintain a dollar-weighted average time to next interest rate adjustment on its loan investments of 90 days or less.

4. LIMITATIONS ON SUBORDINATED AND UNSECURED LOANS. The Trust may also invest up to 5% of its total assets, measured at the time of investment, in subordinated and unsecured loans. The Trust may acquire a subordinated loan only if, at the time of acquisition, it acquires or holds a Senior Loan from the same borrower. The Trust will acquire unsecured loans only where the Investment Manager believes, at the time of acquisition, that the Trust would have the right to payment upon default that is not subordinate to any other creditor. The maximum of 5% of the Trust's assets invested in subordinated and unsecured loans will constitute part of the 20% of the Trust's assets that may be invested in "Other Investments" as described above, and will not count toward the 80% of the Trust's assets that are normally invested in Senior Loans.

5. INVESTMENT QUALITY; CREDIT ANALYSIS. Loans in which the Trust invests generally are rated below investment grade credit quality or are unrated. In acquiring a loan, the Investment Manager will consider some or all of the following factors concerning the borrower: ability to service debt from internally generated funds; adequacy of liquidity and working capital; appropriateness of capital structure; leverage consistent with industry norms; historical experience of achieving

6    Investment Objective and Policies

                                               INVESTMENT OBJECTIVE AND POLICIES
--------------------------------------------------------------------------------

     business and financial projections; the quality and experience of management; and adequacy of collateral coverage. The Investment Manager performs its own independent credit analysis of each borrower. In so doing, the Investment Manager may utilize information and credit analyses from agents that originate or administer loans, other lenders investing in a loan, and other sources. The Investment Manager also may communicate directly with management of the borrowers. These analyses continue on a periodic basis for any Senior Loan held by the Trust. See "Risk Factors and Special Considerations -- Credit Risk on Senior Loans."

6. USE OF LEVERAGE. The Trust may borrow money and issue preferred shares to the fullest extent permitted by the 1940 Act. See "Policy on Borrowing" and "Policy on Issuance of Preferred Shares" below.

7. SHORT-TERM INSTRUMENTS. Short-term instruments in which the Trust invests may include (i) commercial paper rated A-1 by Standard and Poor's or P-1 by Moody's Investors Service, Inc., or of comparable quality as determined by the Investment Manager, (ii) certificates of deposit, banker's acceptances, and other bank deposits and obligations, and (iii) securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

8. SECURITIES LENDING. The Trust also may lend portfolio securities on a short-term or long-term basis, up to 33 1/3% of its total assets.

POLICY ON BORROWING

Beginning in May of 1996, the Trust began a policy of borrowing for investment purposes. The Trust seeks to use proceeds from borrowing to acquire loans and other investments which pay interest at a rate higher than the rate the Trust pays on borrowings. Accordingly, borrowing has the potential to increase the Trust's total income available to holders of its Common Shares.

The Trust may issue notes, commercial paper, or other evidences of indebtedness and may be required to secure repayment by mortgaging, pledging, or otherwise granting a security interest in the Trust's assets. The terms of any such borrowings are subject to the provisions of the 1940 Act, and also subject to the more restrictive terms of the credit agreements relating to borrowings and additional guidelines imposed by rating agencies which are more restrictive than the provisions of the 1940 Act. The Trust is permitted to borrow up to 33 1/3%, or such other percentage permitted by law, of its total assets (including the amount borrowed) less all liabilities other than borrowings. See "Risk Factors and Special Considerations -- Leverage" and "Risk Factors and Special Considerations -- Restrictive Covenants and 1940 Act Restrictions."

POLICY ON ISSUANCE OF PREFERRED SHARES

The Trust has a policy of issuing preferred shares for investment purposes. The Trust seeks to use the proceeds from preferred shares to acquire loans and other investments which pay interest at a rate higher than the dividends payable on preferred shares. The terms of the issuance of preferred shares are subject to the 1940 Act and to additional guidelines imposed by rating agencies, which are more restrictive than the provisions of the 1940 Act. The Trust is permitted to issue preferred shares with an aggregate liquidation value of up to 50% of the Trust's total assets (including the proceeds of the preferred shares and any borrowings). In November 2000, the Trust issued 18,000 Preferred Shares for a total of $450 million. See "Risk Factors and Special Considerations -- Leverage."

                [GRAPHIC] If you have any questions, please call 1-800-992-0180.

                                          Investment Objective and Policies    7

THE TRUST'S INVESTMENTS
--------------------------------------------------------------------------------

As stated above under Investment Objective and Policies, the Trust will invest primarily in Senior Loans. This section contains a discussion of the characteristics of Senior Loans, the manner in which those investments are made and the market for Senior Loans.

SENIOR LOAN CHARACTERISTICS

Senior Loans are loans that are typically made to business borrowers to finance leveraged buy-outs, recapitalizations, mergers, stock repurchases and to finance internal growth. Senior Loans generally hold the most senior position in the capital structure of a borrower and are usually secured by liens on the assets of the borrowers, including tangible assets such as cash, accounts receivable, inventory, property, plant and equipment, common and/or preferred stock of subsidiaries, and intangible assets including trademarks, copyrights, patent rights and franchise value. The Trust may also receive guarantees as a form of collateral.

Senior Loans that the Trust may acquire include participation interests in lease financings (Lease Participations) where the collateral quality, credit quality of the borrower and the likelihood of payback are believed by ING Investments to be the same as those applied to conventional Senior Loans. A Lease Participation is also required to have a floating interest rate that is indexed to a benchmark indicator of prevailing interest rates, such as LIBOR or the Prime Rate.

By virtue of their senior position and collateral, Senior Loans typically provide lenders with the first right to cash flows or proceeds from the sale of a borrower's collateral if the borrower becomes insolvent (subject to the limitations of bankruptcy law, which may provide higher priority to certain claims such as, for example, employee salaries, employee pensions and taxes). This means Senior Loans are generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trade creditors, and preferred or common stockholders.


Senior Loans typically pay interest at least quarterly at rates which equal a fixed percentage spread over a base rate such as LIBOR. For example, if LIBOR were 2.00% and the borrower were paying a fixed spread of 3.00%, the total interest rate paid by the borrower would be 5.00%. Base rates and, therefore, the total rates paid on Senior Loans float, I.E., they change as market rates of interest change.


Although a base rate such as LIBOR can change every day, loan agreements for Senior Loans typically allow the borrower the ability to choose how often the base rate for the loan will change. Such periods can range from one day to one year, with most borrowers choosing monthly or quarterly reset periods. During periods of rising interest rates, borrowers will tend to choose longer reset periods, and during periods of declining interest rates, borrowers will tend to choose shorter reset periods. The fixed spread over the base rate on a Senior Loan typically does not change.

Senior Loans generally are arranged through private negotiations between a borrower and several financial institutions represented by an agent who is usually one of the originating lenders. In larger transactions, it is common to have several agents; however, generally only one such agent has primary responsibility for ongoing administration of a Senior Loan. Agents are typically paid fees by the borrower for their services. The agent is primarily responsible for negotiating the loan agreement which establishes the terms and conditions of the Senior Loan and the rights of the borrower and the lenders. The agent also is responsible for monitoring collateral and for exercising remedies available to the lenders such as foreclosure upon collateral.

Loan agreements may provide for the termination of the agent's agency status in the event that it fails to act as required under the relevant loan agreement, becomes insolvent, enters FDIC receivership or, if not FDIC insured, enters into bankruptcy. Should such an agent, lender or assignor with respect to an assignment interpositioned between the Trust and the borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the Senior Loan of such person and any loan payment held by such person for the benefit of the Trust should not be included in such person's or entity's bankruptcy estate. If, however, any such amount were included in such person's or entity's bankruptcy estate, the Trust would incur certain costs and delays in realizing payment or could suffer a loss of principal or interest. In this event, the Trust could experience a decrease in NAV.

The Trust acquires Senior Loans from lenders such as banks, insurance companies, finance companies, other investment companies and private investment funds. The Trust may also acquire Senior Loans from U.S. branches of foreign banks that are regulated by the Federal Reserve System or appropriate state regulatory authorities.

INVESTMENT BY THE TRUST

The Trust's investment in Senior Loans may take one of several forms including: acting as one of the group of lenders originating a Senior Loan, purchasing an assignment of a portion of a Senior Loan from a third party, or acquiring a participation in a Senior Loan. When the Trust is a member of the originating syndicate for a Senior Loan, it may share in a fee paid to the syndicate. When the Trust acquires a participation in, or an assignment of, a Senior Loan, it may pay a fee to, or forego a portion of interest payments from, the lender selling the participation or assignment. The Trust will act as lender, or purchase an assignment or participation, with respect to a Senior Loan only if the

8    The Trust's Investments

                                                         THE TRUST'S INVESTMENTS
--------------------------------------------------------------------------------

agent is determined by the Investment Manager to be creditworthy.

Except for rating agency guidelines imposed on the Trust's portfolio while it has outstanding Preferred Shares, there is no minimum rating or other independent evaluation of a borrower limiting the Trust's investments and most Senior Loans that the Trust may acquire, if rated, will be rated below investment grade credit quality. See "Risk Factors and Special
Considerations-Credit Risk on Senior Loans."

ORIGINAL LENDER. When the Trust is one of the original lenders, it will have a direct contractual relationship with the borrower and can enforce compliance by the borrower with the terms of the loan agreement. It also may have negotiated rights with respect to any funds acquired by other lenders through set-off. Original lenders also negotiate voting and consent rights under the loan agreement. Actions subject to lender vote or consent generally require the vote or consent of the holders of some specified percentage of the outstanding principal amount of the Senior Loan. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or releasing collateral therefore, frequently require the unanimous vote or consent of all lenders affected.

ASSIGNMENTS. When the Trust is a purchaser of an assignment, it typically succeeds to all the rights and obligations under the loan agreement of the assigning lender and becomes a lender under the loan agreement with the same rights and obligations as the assigning lender. Assignments are, however, arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may be more limited than those held by the assigning lender.

PARTICIPATIONS. The Trust may also invest in participations in Senior Loans. The rights of the Trust when it acquires a participation are likely to be more limited than the rights of an original lender or an investor who acquired an assignment. Participation by the Trust in a lender's portion of a Senior Loan typically means that the Trust has a contractual relationship only with the lender, not with the borrower. This means that the Trust has the right to receive payments of principal, interest and any fees to which it is entitled only from the lender selling the participation and only upon receipt by the lender of payments from the borrower.

With a participation, the Trust will have no right to enforce compliance by the borrower with the terms of the loan agreement or any rights with respect to any funds acquired by other lenders through set-off against the borrower. In addition, the Trust may not directly benefit from the collateral supporting the Senior Loan because it may be treated as a general creditor of the lender instead of the borrower. As a result, the Trust may be subject to delays, expenses and risks that are greater than those that exist when the Trust is the original lender or holds an assignment. This means the Trust must assume the credit risk of both the borrower and the lender selling the participation.

In the event of bankruptcy or insolvency of a borrower, the obligation of the borrower to repay the Senior Loan may be subject to certain defenses that can be asserted by such borrower against the Trust as a result of improper conduct of the lender selling the participation. A participation in a Senior Loan will be deemed to be a Senior Loan for the purposes of the Trust's investment objective and policies.


SENIOR LOAN MARKET

Total U.S. domestic Senior Loan volume has increased dramatically over the last 10 years. Total Senior Loan volume was approximately $375 billion in 1992. For the 2002 year, volume had increased to approximately $969 billion. Originated Senior loan volume peaked in year 2000 at approximately $1,296 billion. Despite continuing volatility in U.S. capital markets, demand has remained strong. Institutional investors other than banks, such as investment companies, insurance companies and private investment vehicles are continuing to increase investment allocations to the Senior Loan market. The entrance of new investors has helped create an active trading market in Senior Loans with approximately $___ billion in trading volume during 2002. The active secondary market, coupled with lender focus on portfolio management and the move toward standard market practices, has helped increase the liquidity for Senior Loans.

Credit quality is the primary issue currently impacting the loan market. The industry has experienced deteriorating credit quality, high profile corporate bankruptcies, historically high default-rates and continuing concerns about the direction of the general economy.


                [GRAPHIC] If you have any questions, please call 1-800-992-0180.

                                                    The Trust's Investments    9

TRADING AND NAV INFORMATION
--------------------------------------------------------------------------------

The following table shows for the Trust's Common Shares for the periods indicated: (1) the high and low closing prices as shown on the NYSE Composite Transaction Tape; (2) the NAV per Common Share represented by each of the high and low closing prices as shown on the NYSE Composite Transaction Tape; and (3) the discount from or premium to NAV per Share (expressed as a percentage) represented by these closing prices. The table also sets forth the aggregate number of shares traded as shown on the NYSE Composite Transaction Tape during the respective quarter.


                                                               PREMIUM/(DISCOUNT)
                              PRICE               NAV               TO NAV
                          ---------------   ---------------    ----------------     REPORTED
                           HIGH     LOW      HIGH     LOW       HIGH      LOW      NYSE VOLUME
CALENDAR QUARTER ENDED    ------   ------   ------   ------    ------    ------    -----------
     March 31, 2001       $8.400   $7.500    $8.08    $8.06     3.96%     (6.95)%   16,921,900
     June 30, 2001         7.990    7.470     7.87     7.83     1.52      (4.60)    14,967,500
     September 30, 2001    7.750    6.100     7.76     7.58    (0.13)    (19.53)    15,471,500
     December 31, 2001     6.820    6.350     7.46     7.30    (8.58)    (13.01)    17,475,300
     March 31, 2002        6.950    6.640     7.29     7.25    (4.66)     (8.41)    11,781,400
     June 30, 2002         6.950    6.230     7.25     7.13    (4.14)    (12.62)    13,759,808
     September 30, 2002    6.290    5.610     7.07     6.96   (11.03)    (19.40)    16,512,192
     December 31, 2002        --       --       --       --       --         --             --
     March 31, 2002           --       --       --       --       --         --             --

On June 16, 2003, the last reported sale price of a Common Share of the Trust's Common Shares on the NYSE was $____. The Trust's NAV on June 16, 2003 was $____. See "Transaction Policies -- Net Asset Value." On June 16, 2003, the last reported sale price of a share of the Trust's Common Shares on the NYSE ($____) represented a ____% discount below NAV ($____) as of that date.


The Trust's Common Shares have traded in the market above, at, and below NAV since March 9, 1992, when the Trust's Common Shares were listed on the NYSE. The Trust cannot predict whether its Common Shares will trade in the future at a premium or discount to NAV, and if so, the level of such premium or discount. Shares of closed-end investment companies frequently trade at a discount from NAV.

10   Trading and NAV Information

                                         RISK FACTORS AND SPECIAL CONSIDERATIONS
--------------------------------------------------------------------------------

RISK IS INHERENT IN ALL INVESTING. THE FOLLOWING DISCUSSION SUMMARIZES SOME OF THE RISKS THAT YOU SHOULD CONSIDER BEFORE DECIDING WHETHER TO INVEST IN THE TRUST. FOR ADDITIONAL INFORMATION ABOUT THE RISKS ASSOCIATED WITH INVESTING IN THE TRUST, SEE "ADDITIONAL INFORMATION ABOUT INVESTMENTS AND INVESTMENT TECHNIQUES" IN THE SAI.

CREDIT RISK ON SENIOR LOANS

The Trust's ability to pay dividends and repurchase its Common Shares is dependent upon the performance of the assets in its portfolio. That performance, in turn, is subject to a number of risks, chief among which is credit risk on the underlying assets.

Credit risk is the risk of nonpayment of scheduled interest or principal payments. In the event a borrower fails to pay scheduled interest or principal payments on a Senior Loan held by the Trust, the Trust will experience a reduction in its income and a decline in the market value of the Senior Loan, which will likely reduce dividends and lead to a decline in the NAV of the Trust's Common Shares. If the Trust acquires a Senior Loan from another lender, either by means of assignment or by acquiring a participation, the Trust may also be subject to credit risks with respect to that lender. See "The Trust's Investments - Investment by the Trust."

Senior Loans generally involve less risk than unsecured or subordinated debt and equity instruments of the same issuer because the payment of principal of and interest on Senior Loans is a contractual obligation of the issuer that, in most instances, takes precedence over the payment of dividends, or the return of capital, to the issuer's shareholders and payments to bond holders. The Trust generally invests in Senior Loans that are usually secured with specific collateral. However, the value of the collateral may not equal the Trust's investment when the loan is acquired or may decline below the principal amount of the Senior Loan subsequent to the Trust's investment. Also, to the extent that collateral consists of stock of the borrower or its subsidiaries or affiliates, the Trust bears the risk that the stock may decline in value, be relatively illiquid, or may lose all or substantially all of its value, causing the Senior Loan to be undercollateralized. Therefore, the liquidation of the collateral underlying a Senior Loan may not satisfy the issuer's obligation to the Trust in the event of non-payment of scheduled interest or principal, and the collateral may not be readily liquidated.

In the event of the bankruptcy of a borrower, the Trust could experience delays and limitations on its ability to realize the benefits of the collateral securing the Senior Loan. Among the credit risks involved in a bankruptcy are assertions that the pledge of collateral to secure a loan constitutes a fraudulent conveyance or preferential transfer that would have the effect of nullifying or subordinating the Trust's rights to the collateral.

The Senior Loans in which the Trust invests are generally rated lower than investment grade credit quality, I.E., rated lower than "Baa" by Moody's or "BBB" by S&P, or have been issued by issuers who have issued other debt securities which, if unrated, would be rated lower than investment grade credit quality. Investment decisions will be based largely on the credit analysis performed by the Investment Manager, and not on rating agency evaluation. This analysis may be difficult to perform. Information about a Senior Loan and its issuer generally is not in the public domain. Moreover, Senior Loans are not often rated by any nationally recognized rating service. Many issuers have not issued securities to the public and are not subject to reporting requirements under federal securities laws. Generally, however, issuers are required to provide financial information to lenders and information may be available from other Senior Loan participants or agents that originate or administer Senior Loans.

INTEREST RATE RISK

During normal market conditions, changes in market interest rates will affect the Trust in certain ways. The principal effect will be that the yield on the Trust's Common Shares will tend to rise or fall as market interest rates rise and fall. This is because almost all of the assets in which the Trust invests pay interest at rates which float in response to changes in market rates. However, because the interest rates on the Trust's assets reset over time, there will be an imperfect correlation between changes in market rates and changes to rates on the portfolio as a whole. This means that changes to the rate of interest paid on the portfolio as a whole will tend to lag behind changes in market rates.

Market interest rate changes may also cause the Trust's NAV to experience moderate volatility. This is because the value of a loan asset in the Trust is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular loan, given its individual credit and other characteristics. If market interest rates change, a loan's value could be affected to the extent the interest rate paid on that loan does not reset at the same time. As discussed above, the rates of interest paid on the loans in which the Trust invests have a weighted average reset period that typically is less than 90 days. Therefore, the impact of the lag between a change in market interest rates and the change in the overall rate on the portfolio is expected to be minimal.

To the extent that changes in market rates of interest are reflected not in a change to a base rate such as LIBOR but in a change in the spread over the base rate which is payable on loans of the type and quality in which the Trust invests, the Trust's NAV could also be adversely affected. Again, this is because the value of a loan asset in the Trust is partially

                [GRAPHIC] If you have any questions, please call 1-800-992-0180.

                                   Risk Factors and Special Considerations    11

RISK FACTORS AND SPECIAL CONSIDERATIONS
--------------------------------------------------------------------------------

a function of whether it is paying what the market perceives to be a market rate of interest for the particular loan, given its individual credit and other characteristics. However, unlike changes in market rates of interest for which there is only a temporary lag before the portfolio reflects those changes, changes in a loan's value based on changes in the market spread on loans in the Trust's portfolio may be of longer duration.

Finally, substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack the resources to meet higher debt services requirements.

CHANGES TO NAV

The NAV of the Trust is expected to change in response to a variety of factors, primarily in response to changes in the creditworthiness of the borrowers on the loans in which the Trust invests. See "Credit Risk on Senior Loans" above. Changes in market interest rates may also have a moderate impact on the Trust's NAV. See "Interest Rate Risk." Another factor which can affect the Trust's NAV is changes in the pricing obtained for the Trust's assets. See "Transaction Policies -- Valuation of the Trust's Assets."

DISCOUNT FROM OR PREMIUM TO NAV

The Trust's Common Shares have traded in the market above, at, and below NAV since March 9, 1992, when the Trust's shares were listed on the NYSE. The reasons for the Trust's Common Shares trading at a premium to or discount from NAV are not known to the Trust, and the Trust cannot predict whether its Common Shares will trade in the future at a premium to or discount from NAV, and if so, the level of such premium or discount. Shares of closed-end investment companies frequently trade at a discount from NAV. The possibility that Common Shares of the Trust will trade at a discount from NAV is a risk separate and distinct from the risk that the Trust's NAV may decrease.

LEVERAGE

The Trust may borrow an amount up to 33 1/3% (or such other percentage permitted by law) of its total assets (including the amount borrowed) less all liabilities other than borrowings. The Trust may also issue preferred shares in an amount up to 50% of the Trust's total assets (including the proceeds of preferred shares and any borrowings). In November 2000, the Trust issued 18,000 Preferred Shares for a total of $450 million. Borrowings and the issuance of preferred shares are referred to in this Prospectus collectively as "leverage." The Trust may use leverage for investment purposes, to finance the repurchase of its Common Shares, and to meet cash requirements. The use of leverage for investment purposes increases both investment opportunity and investment risk.


Capital raised through leverage will be subject to interest and other costs, and these costs could exceed the income earned by the Trust on the proceeds of such leverage. There can be no assurance that the Trust's income from the proceeds of leverage will exceed these costs. However, the Investment Manager seeks to use leverage for the purposes of making additional investments only if it believes, at the time of using leverage, that the total return on the assets purchased with such funds will exceed interest payments and other costs on the leverage. In addition, the Investment Manager intends to reduce the risk that the costs of the use of leverage will exceed the total return on investments purchased with the proceeds of leveraging by utilizing leverage mechanisms whose interest rates float (or reset frequently). In the event of a default on one or more loans or other interest-bearing instruments held by the Trust, the use of leverage would exaggerate the loss to the Trust and may exaggerate the effect on the Trust's NAV. The Trust's lenders and preferred shareholders have priority to the Trust's assets over the Trust's Common shareholders.

12   Risk Factors and Special Considerations

                                         RISK FACTORS AND SPECIAL CONSIDERATIONS
--------------------------------------------------------------------------------

EFFECT OF LEVERAGE

The following table is designed to illustrate the effect on return to a holder of the Trust's Common Shares of the leverage created by the Trust's use of borrowing, using an assumed initial interest rate of ____%, assuming the Trust has used leverage by borrowing an amount equal to 33 1/3% of the Trust's
Managed Assets and assuming hypothetical annual returns on the Trust's portfolio of minus 10% to plus 10%. As can be seen, leverage generally increases the return to shareholders when portfolio return is positive and decreases return when the portfolio return is negative. Actual returns may be greater or less than those appearing in the table.

Assumed Portfolio Return, net of
 expenses(1) ......................      (10%)     (5%)      0%       5%     10%
Corresponding Return to Common
 Shareholders(2) ..................     ____%    ____%    ____%    ____%   ____%


(1) The Assumed Portfolio Return is required by regulation of the SEC and is not a prediction of, and does not represent, the projected or actual performance of the Trust.

(2) In order to compute the "Corresponding Return to Common Shareholders," the "Assumed Portfolio Return" is multiplied by the total value of the Trust's assets at the beginning of the Trust's fiscal year to obtain an assumed return to the Trust. From this amount, all interest accrued during the year is subtracted to determine the return available to shareholders. The return available to shareholders is then divided by the total value of the Trust's net assets as of the beginning of the fiscal year to determine the "Corresponding Return to Common Shareholders."

The Trust's leveraged capital structure creates special risks not associated with unleveraged funds having similar investment objectives and policies. The funds borrowed pursuant to the credit facilities or obtained through the issuance of Preferred Shares, or any other preferred shares, constitute a substantial lien and burden by reason of their prior claim against the income of the Trust and against the net assets of the Trust in liquidation.

The Trust is not permitted to declare dividends or other distributions, including dividends and distributions with respect to Common Shares or Preferred Shares, or any other preferred shares, or purchase Common Shares, Preferred Shares or any other preferred shares unless (i) at the time thereof the Trust meets certain asset coverage requirements and (ii) there is no event of default under any credit facility program that is continuing. See "Risk Factors and Special Considerations -- Restrictive Covenants and 1940 Act Restrictions" below. In the event of a default under a credit facility program, the lenders have the right to cause a liquidation of the collateral (I.E., sell Senior Loans and other assets of the Trust) and, if any such default is not cured, the lenders may be able to control the liquidation as well.

In addition, the Trust is not permitted to pay dividends on, or redeem Common Shares unless all accrued dividends, or accrued interest on borrowings, on the Preferred Shares or any other preferred shares, have been paid or set aside for payment.

Because the fee paid to the Investment Manager will be calculated on the basis of Managed Assets, the fee will be higher when leverage is utilized, giving the Investment Manager an incentive to utilize leverage.

The Trust is subject to certain restrictions imposed by lenders to the Trust and by guidelines of one or more rating agencies which issue ratings for the Preferred Shares issued by the Trust. These restrictions impose asset coverage, fund composition requirements and limits on investment techniques, such as the use of financial derivative products, that are more stringent than those imposed on the Trust by the 1940 Act. These covenants or guidelines could impede the Investment Manager from fully managing the Trust's portfolio in accordance with the Trust's investment objective and policies.

SECONDARY MARKET FOR THE TRUST'S SHARES

The issuance of Common Shares through the Offering may have an adverse effect on the secondary market for the Trust's Common Shares. The increase in the number of the Trust's outstanding Common Shares resulting from the Offering may put downward pressure on the market price for Common Shares of the Trust. Common Shares will not be issued pursuant to the Offering at any time when Common Shares are trading at a price lower than the Trust's NAV per Common Share.

The Trust also issues Common Shares of the Trust through its Shareholder Investment Program, and to specific investors pursuant to privately negotiated transactions. See "Dividends and Distributions -- Shareholder Investment Program." Common Shares may be issued under the Shareholder Investment Program or pursuant to privately negotiated transactions at a discount to the market price for such Common Shares, which may

                [GRAPHIC] If you have any questions, please call 1-800-992-0180.

                                   Risk Factors and Special Considerations    13

RISK FACTORS AND SPECIAL CONSIDERATIONS
--------------------------------------------------------------------------------

put downward pressure on the market price for Common Shares of the Trust.


When the Trust's Common Shares are trading at a premium, the Trust may also issue Common Shares that are sold through transactions effected on the NYSE or through broker-dealers who have entered into selected dealer agreements with ING Funds Distributor, LLC (ING Funds Distributor), the Trust's distributor. The increase in the number of outstanding Common Shares resulting from that offering may also put downward pressure on the market price for the Common Shares.

LIMITED SECONDARY MARKET FOR LOANS

Although the resale, or secondary market, for loans is growing, it is currently limited. There is no organized exchange or board of trade on which loans are traded. Instead, the secondary market for loans is an unregulated inter-dealer or inter-bank re-sale market.

Loans usually trade in large denominations (typically more than $1 million units) and trades can be infrequent. The market has limited transparency so that information about actual trades may be difficult to obtain. Accordingly, some or many of the loans in which the Trust invests will be relatively illiquid.

In addition, loans in which the Trust invests may require the consent of the borrower and/or the agent prior to sale or assignment. These consent requirements can delay or impede the Trust's ability to sell loans and can adversely affect the price that can be obtained. The Trust may have difficulty disposing of loans if it needs cash to repay debt, to pay dividends, to pay expenses or to take advantage of new investment opportunities. Although the Trust has not conducted a tender offer since 1992, if it determines to again conduct a tender offer, limitations of a secondary market may result in difficulty raising cash to purchase tendered Common Shares.

These considerations may cause the Trust to sell securities at lower prices than it would otherwise consider to meet cash needs or cause the Trust to maintain a greater portion of its assets in cash equivalents than it would otherwise, which could negatively impact performance. The Trust seeks to avoid the necessity of selling assets to meet such needs by the use of borrowings.

The Trust values its assets daily. However, because the secondary market for loans is limited, it may be difficult to value loans. Market quotations may not be readily available for some loans and valuation may require more research than for liquid securities. In addition, elements of judgment may play a greater role in valuation than for securities with a secondary market, because there is less reliable, objective market value data available. In addition, if the Trust purchases a relatively large loan to generate extra income sometimes paid to large lenders, the limitations of the secondary market may inhibit the Trust from selling a portion of the loan and reducing its exposure to a borrower when the Investment Manager deems it advisable to do so.

LENDING PORTFOLIO SECURITIES.

To generate additional income, the Trust may lend portfolio securities in an amount up to 33 1/3% of total Trust assets to broker-dealers, major banks, or other recognized domestic institutional borrowers of securities. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower default or fail financially. The Trust intends to engage in lending portfolio securities only when such lending is fully secured by investment grade collateral held by an independent agent.

DEMAND FOR LOANS

Although the volume of loans has increased in recent years, demand for loans has also grown. An increase in demand may benefit the Trust by providing increased liquidity for loans, but may also adversely affect the rate of interest payable on loans acquired by the Trust, the price of loans acquired in the secondary market and the rights provided to the Trust under the terms of the loan.

UNSECURED LOANS AND SUBORDINATED LOANS

Subject to the 20% of the Trust's assets that may be invested in Other Investments, the Trust may invest up to 5% of its total assets, measured at the time of investment, in unsecured loans and in subordinated loans. Unsecured loans and subordinated loans share the same credit risks as those discussed above under "Credit Risk on Senior Loans" except that unsecured loans are not secured by any collateral of the borrower and subordinated loans are not the most senior debt in a borrower's capital structure. Unsecured loans do not enjoy the security associated with collateralization and may pose a greater risk of nonpayment of interest or loss of principal than do secured loans. The primary additional risk in a subordinated loan is the potential loss in the event of default by the issuer of the loan. Subordinated loans in an insolvency bear an increased share, relative to senior secured lenders, of the ultimate risk that the borrower's assets are insufficient to meet its obligations to its creditors.

SHORT-TERM DEBT SECURITIES

Subject to the 20% of the Trust's assets that may be invested in Other Investments, the Trust may invest in short-term debt securities. Short-term debt securities are subject to the risk of the issuer's inability to meet principal and interest payments on the obligation and also may be subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity.

Because short-term debt securities pay interest at a fixed-rate, when interest rates decline, the value of the Trust's short-term debt securities can be expected to

14   Risk Factors and Special Considerations

                                         RISK FACTORS AND SPECIAL CONSIDERATIONS
--------------------------------------------------------------------------------

rise, and when interest rates rise, the value of those securities can be expected to decline.

INVESTMENTS IN EQUITY SECURITIES INCIDENTAL TO INVESTMENT IN LOANS

Subject to the 20% of the Trust's assets that may be invested in Other Investments, the Trust may acquire equity securities as an incident to the purchase or ownership of a loan or in connection with a reorganization of a borrower. Investments in equity securities incidental to investment in loans entail certain risks in addition to those associated with investment in loans. The value of these securities may be affected more rapidly, and to a greater extent, by company-specific developments and general market conditions. These risks may increase fluctuations in the Trust's NAV. The Trust may frequently possess material non-public information about a borrower as a result of its ownership of a loan of such borrower. Because of prohibitions on trading in securities of issuers while in possession of such information, the Trust might be unable to enter into a transaction in a security of such a borrower when it would otherwise be advantageous to do so.

BORROWINGS UNDER THE CREDIT FACILITY PROGRAM


In May 1996, the Trust began a policy of borrowing to acquire income-producing investments which, by their terms, pay interest at a rate higher than the rate the Trust pays on borrowings. Accordingly, borrowing has the potential to increase the Trust's total income. The Trust currently is a party to two credit facilities with financial institutions that permit the Trust to borrow up to an aggregate of $540 million. Interest is payable on the credit facilities by the Trust at a variable rate that is tied to either LIBOR, the federal funds rate, or a commercial paper based rate and includes a facility fee on unused commitments. As of October 8, 2002, the Trust had outstanding borrowings under the credit facilities of approximately $205 million. Collectively, the lenders under the credit facilities have a security interest in all assets of the Trust. Under each of the credit facilities, the lenders have the right to liquidate Trust assets in the event of default by the Trust under such credit facility, and the Trust may be prohibited from paying dividends in the event of certain adverse events or conditions respecting the Trust or Investment Manager until the credit facility is repaid in full or until the event or condition is cured.

The current credit facility for $450 million is due to expire on July 16, 2003. The Trust intends to replace that facility with a similar facility from another financial institution on terms that are substantially identical to the terms of the current credit facility. This replacement credit facility is expected to be between $300 and $400 million.

RANKING OF SENIOR INDEBTEDNESS

The rights of lenders to receive payments of interest on and repayments of principal of any borrowings made by the Trust under the credit facility program are senior to the rights of holders of Common Shares, Preferred Shares and any other preferred shares, with respect to the payment of dividends or upon liquidation.

RESTRICTIVE COVENANTS AND 1940 ACT RESTRICTIONS

The credit agreements governing the credit facility program (the Credit Agreements) include usual and customary covenants for their respective type of transaction, including limits on the Trust's ability to (i) issue preferred shares, (ii) incur liens or pledge portfolio securities, (iii) change its investment objective or fundamental investment restrictions without the approval of lenders, (iv) make changes in any of its business objectives, purposes or operations that could result in a material adverse effect, (v) make any changes in its capital structure, (vi) amend the Trust documents in a manner which could adversely affect the rights, interests or obligations of any of the lenders,
(vii) engage in any business other than the businesses currently engaged in,
(viii) create, incur, assume or permit to exist certain debt except for certain specified types of debt, and (ix) permit any of its ERISA affiliates to cause or permit to occur an event that could result in the imposition of a lien under the Internal Revenue Code or ERISA. In addition, the Credit Agreements do not permit the Trust's asset coverage ratio (as defined in the credit agreements) to fall below 300% at any time (the Credit Agreement Asset Coverage Test).

Under the requirements of the 1940 Act, the Trust must have asset coverage of at least 300% immediately after any borrowing, including borrowing under the credit facility program. For this purpose, asset coverage means the ratio which the value of the total assets of the Trust, less liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of borrowings represented by senior securities issued by the Trust. The Credit Agreements limit the Trust's ability to pay dividends or make other distributions on the Trust's Common Shares, or purchase or redeem Common Shares, unless the Trust complies with the Credit Agreement Asset Coverage Test. In addition, the Credit Agreements do not permit the Trust to declare dividends or other distributions or purchase or redeem Common Shares or any preferred shares (i) at any time that an event of default under a Credit Agreement has occurred and is continuing; or
(ii) if, after giving effect to such declaration, the Trust would not meet the Credit Agreement Asset Coverage Test set forth in the Credit Agreement.

                [GRAPHIC] If you have any questions, please call 1-800-992-0180.

                                   Risk Factors and Special Considerations    15

WHAT YOU PAY TO INVEST -- TRUST EXPENSES
--------------------------------------------------------------------------------

The following table is intended to assist you in understanding the various costs and expenses associated with investing in the Trust.(1)


SHAREHOLDER TRANSACTION EXPENSES
  Commission (as a percentage of offering price)(2)                        4.00%
  Shareholder Investment Program Fees                                      NONE

ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS)
Management and Administrative Fees(3)                                          %
Interest Expense on Borrowed Funds                                             %
Other Operating Expenses(4)                                                    %
Total Annual Expenses                                                          %


     (1) The above table assumes that the Trust has used leverage by borrowing an amount equal to 33 1/3% of the Trust's Managed Assets and shows expenses as a percentage of net assets. However, certain expenses of the Trust, such as management fees, are calculated on the basis of Managed Assets. If the Trust's expenses assuming the use of leverage by borrowing an amount equal to 33 1/3% of Managed Assets are shown as a percentage of Managed Assets rather than as a percentage of net assets, the annual expenses in the fee table would read as follows:


               ANNUAL EXPENSES (AS A PERCENTAGE OF MANAGED ASSETS)
               Management and Administrative Fees(3)                           %
               Interest Expense on Borrowed Funds                              %
               Other Operating Expenses(4)                                     %
               Total Annual Expenses                                           %


          Borrowing may be made for the purpose of acquiring additional income-producing investments when the Investment Manager believes that such use of borrowed proceeds will enhance the Trust's net yield.

     (2) The compensation to ING Funds Distributor with respect to the Common Shares will be at a fixed commission rate of 4% of the gross sales price per share of the Common Shares sold.

     (3) Pursuant to the Investment Management Agreement with the Trust, ING Investments is paid a fee of 0.80% of the Trust's Managed Assets. Pursuant to its Administration Agreement with the Trust, ING Funds Services, LLC, the Trust's Administrator, is paid a fee of 0.25% of the Trust's Managed Assets. See "Investment Management and Other Services -- The Administrator."

     (4) "Other Operating Expenses" are based on estimated amounts for the current fiscal year, which, in turn, are based on "other operating expenses" for the fiscal year ended February 28, 2003, and does not include the expenses of borrowing.


16   What You Pay to Invest -- Trust Expenses

                                        WHAT YOU PAY TO INVEST -- TRUST EXPENSES
--------------------------------------------------------------------------------

The following example applies to Common Shares issued in connection with the Offering, which may have a maximum front-end commission of 4%.


EXAMPLE                                                   1 YEAR     3 YEARS     5 YEARS     10 YEARS
-------                                                   ------     -------     -------     --------
You would pay the following expenses on a $1,000
investment, assuming a 5% annual return and where the
Trust has borrowed                                          $          $           $           $
You would pay the following expenses on a $1,000
investment, assuming a 5% annual return and where the
Trust has not borrowed                                      $          $           $           $


This hypothetical example assumes that all dividends and other distributions are reinvested at NAV and that the percentage amounts listed under Annual Expenses above remain the same in the years shown. The above table and the assumption in the hypothetical example of a 5% annual return are required by regulation of the SEC applicable to all investment companies; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Trust's Shares. For more complete descriptions of certain of the Trust's costs and expenses, see "Investment Management and Other Services."

THE FOREGOING EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

                [GRAPHIC] If you have any questions, please call 1-800-992-0180.

                                  What You Pay to Invest -- Trust Expenses    17

TRANSACTION POLICIES
--------------------------------------------------------------------------------

NET ASSET VALUE

The NAV per Common Share of the Trust is determined once daily at the close of regular trading on the NYSE (normally 4:00 p.m. Eastern Time) on each day the NYSE is open. The NAV per Common Share is determined by dividing the value of the Trust's loan assets plus all cash and other assets (including interest accrued but not collected) less all liabilities (including accrued expenses but excluding capital and less the liquidation preference of any outstanding preferred shares) by the number of shares outstanding. The NAV per Common Share is made available for publication.

VALUATION OF THE TRUST'S ASSETS

The assets in the Trust's portfolio are valued daily in accordance with the Trust's Loan Valuation Procedures adopted by the Board of Trustees. A majority of the Trust's assets are valued using quotations supplied by a third party loan pricing service. However, the loans in which the Trust invests are not listed on any securities exchange or board of trade. Some loans are traded by institutional investors in an over-the-counter secondary market that has developed in the past several years. This secondary market generally has fewer trades and less liquidity than the secondary markets for other types of securities. Some loans have few or no trades. Accordingly, determinations of the value of loans may be based on infrequent and dated trades. Because there is less reliable, objective market value data available, elements of judgment may play a greater role in valuation of loans than for other types of securities. For further information, see "Risk Factors and Special Considerations -- Limited Secondary Market for Loans."

Loans are normally valued at the mean of the means of one or more bid and asked quotations obtained from a pricing service or other sources believed to be reliable. Loans for which reliable quotations are not available from a pricing service may be valued with reference to another loan or a group of loans for which quotations are more readily available and whose characteristics are comparable to the loan being valued. Under this approach, the comparable loan or loans serve as a "proxy" for changes in value. The Trust has engaged an independent pricing service to provide quotations from dealers in loans and to calculate values under this "proxy" procedure.

It is expected that most of the loans held by the Trust will be valued with reference to quotations from the independent pricing service or with reference to the "proxy" procedure described above. The Investment Manager may believe that the price for a loan derived from quotations or the "proxy" procedure described above is not reliable or accurate. Among other reasons, this may be the result of information about a particular loan or borrower known to the Investment Manager that it believes may not be known to the pricing service or reflected in a price quote. In this event, the loan is valued at fair value under procedures established by the Trust's Board of Trustees, and in accordance with the provisions of the 1940 Act.

Under these procedures, fair value is determined by the Investment Manager and monitored by the Trust's Board of Trustees through its Valuation Committee. In fair valuing a loan, consideration is given to several factors, which may include, among others, the following:

     * the characteristics of and fundamental analytical data relating to the loan, including the cost, size, current interest rate, period until the next interest rate reset, maturity and base lending rate of the loan, the terms and conditions of the loan and any related agreements, and the position of the loan in the borrower's debt structure;

     * the nature, adequacy and value of the collateral, including the Trust's rights, remedies and interests with respect to the collateral;

     * the creditworthiness of the borrower and the cash flow coverage of outstanding principal and interest, based on an evaluation of its financial condition, financial statements and information about the borrower's business, cash flows, capital structure and future prospects;

     * information relating to the market for the loan, including price quotations for, and trading in, the loan and interests in similar loans and the market environment and investor attitudes towards the loan and interests in similar loans;

     * the reputation and financial condition of the agent of the loan and any intermediate participants in the loans;

     *    the borrower's management; and

     * the general economic and market conditions affecting the fair value of the loan.

Securities for which the primary market is a national securities exchange are stated at the last reported sale price on the day of valuation. Securities reported by NASDAQ National Market System will be valued at the NASDAQ Official Closing Price on the valuation day. Debt and equity securities traded in the Over-the-Counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked price. Valuation of short term cash equivalent investments will be at amortized cost.


ACCOUNT ACCESS

Unless your Common Shares are held through a third-party fiduciary or in an omnibus registration at your bank or brokerage firm, you may be able to access your account information over the internet at www.ingfunds.com, or via a touch tone telephone by calling (800) 992-0180 and selecting Option 1. Should you wish to speak with a Shareholder Services Representative, you may call the toll-free number listed above and select Option 2.

18   Transaction Policies

                                                            PLAN OF DISTRIBUTION
--------------------------------------------------------------------------------

The Trust has entered into a Distribution Agreement with ING Funds Distributor, a form of which has been filed as an exhibit to the Registration Statement. The summary of the Distribution Agreement contained herein is qualified by reference to the Distribution Agreement. Subject to the terms and conditions of the Distribution Agreement, the Trust may issue and sell Common Shares of the Trust from time to time through ING Funds Distributor, which is the principal underwriter of the Common Shares, through certain broker-dealers which have entered into selected dealer agreements with ING Funds Distributor.


The Common Shares will only be sold on such days as shall be agreed to by the Trust and ING Funds Distributor. The Common Shares will be sold at market prices, which shall be determined with reference to trades on the NYSE, subject to a minimum price to be established each day by the Trust. The minimum price on any day will not be less than the current NAV per Common Share plus the per share amount of the commission to be paid to ING Funds Distributor. The Trust and ING Funds Distributor will suspend the sale of Common Shares if the per share price of the Common Shares is less than the minimum price. As of June 16, 2003, the last reported sales price of a Common Share of the Trust on the NYSE was $____.


The Trust reserves the right to reject any purchase order. Please note that cash, travelers checks, third party checks, money orders and checks drawn on non-U.S. banks (even if payment may be effected through a U.S. bank) will not be accepted.

The compensation to ING Funds Distributor with respect to the Common Shares will be at a fixed commission rate of 4% of the gross sales price per share of the Common Shares sold. ING Funds Distributor will compensate broker-dealers participating in the Offering at a rate of 3% of the gross sales price per share of the Common Shares purchased from the Trust by such broker-dealer. Dealer reallowance may be changed by ING Funds Distributor from time to time.

Settlements of sales of Common Shares will occur on the third business day following the date on which any such sales are made. Unless otherwise indicated in a further prospectus supplement, ING Funds Distributor as underwriter will act as underwriter on a reasonable efforts basis.

In connection with the sale of the Common Shares on behalf of the Trust, ING Funds Distributor may be deemed to be an underwriter within the meaning of the 1940 Act, and the compensation of ING Funds Distributor may be deemed to be underwriting commissions or discounts. ING Funds Distributor also serves as distributor for the Trust in connection with the sale of shares of the Trust pursuant to privately negotiated transactions and pursuant to optional cash investments in excess of $5,000. In addition, ING Funds Distributor provides administrative services in connection with a separate at-the-market offering of shares of the Trust.

The offering of Common Shares pursuant to the Distribution Agreement will terminate upon the earlier of (i) the sale of all Common Shares subject thereto or (ii) termination of the Distribution Agreement. The Trust and ING Funds Distributor each have the right to terminate the Distribution Agreement in its discretion at any time.


The Trust will bear the expenses of the Offering. These expenses include, but are not limited to, the expense of preparation of the Prospectus and SAI for the Offering, the expense of counsel and auditors in connection with the Offering, and others.


                [GRAPHIC] If you have any questions, please call 1-800-992-0180.

                                                       Plan of Distribution   19

USE OF PROCEEDS
--------------------------------------------------------------------------------


It is expected that the net proceeds of Common Shares issued pursuant to the Offering will be invested in Senior Loans and other securities consistent with the Trust's investment objective and policies. Pending investment in Senior Loans, the proceeds will be used to pay down the Trust's outstanding borrowings under its credit facilities. See "Investment Objective and Policies -- Policy on Borrowing." As of June 16, 2003, the Trust's outstanding borrowings under its credit facilities was $____ million. By paying down the Trust's borrowings, the Trust can avoid adverse impacts on yields pending investment of such proceeds in Senior Loans. As investment opportunities are subsequently identified, it is expected that the Trust will reborrow amounts previously repaid and invest such amounts in additional Senior Loans.


DIVIDENDS AND DISTRIBUTIONS
--------------------------------------------------------------------------------

DISTRIBUTION POLICY. Income dividends are declared and paid monthly. Income dividends may be distributed in cash or reinvested in additional full and fractional shares pursuant to the Trust's Shareholder Investment Program discussed below. Shareholders receive statements on a periodic basis reflecting any distributions credited or paid to their account. Income dividends consist of interest accrued and amortization of fees earned less any amortization of premiums paid and the estimated expenses of the Trust, including fees payable to ING Investments. Income dividends are calculated monthly under guidelines approved by the Trustees. Each dividend is payable to shareholders of record at the time of declaration. Accrued amounts of fees received, including facility fees, will be taken in as income and passed on to shareholders as part of dividend distributions. Any fees or commissions paid to facilitate the sale of portfolio Senior Loans in connection with tender offers or other portfolio transactions may reduce the dividend yield. Capital gains, if any, are declared and paid annually.

SHAREHOLDER INVESTMENT PROGRAM. The Trust's Shareholder Investment Program (the Program) allows participating shareholders to reinvest all dividends and capital gain distributions in additional shares of the Trust. The Program also allows participants to make optional cash investments monthly through DST Systems, Inc.
(DST) (the Program Agent), in amounts ranging from a minimum of $100 to a maximum of $5,000. Subject to the permission of the Trust, participating shareholders may also make optional cash investments in excess of the monthly maximum. Common Shares purchased by participants in the Program in connection with the reinvestment of dividends or optional cash investments may be issued by the Trust if the Trust's Common Shares are trading at a premium to NAV. If the Trust's Common Shares are trading at a discount to NAV, Common Shares purchased under the Program will be purchased on the open market. Common Shares issued by the Trust in connection with the reinvestment of dividends will be issued at the greater of (i) NAV or (ii) a discount of 5% to the market price. Common Shares issued by the Trust in connection with optional cash investments will be issued at the greater of (i) NAV or (ii) a discount, determined by the Trust, ranging from 0% to 5% to the market price. All distributions to shareholders whose Common Shares are registered in their own names automatically will be paid in cash, unless the shareholder elects to reinvest the distributions in additional shares of the Trust pursuant to the Program. Shareholders who receive dividends and capital gain distributions in cash may elect to participate in the Program by notifying DST. Additional information about the Program may be obtained from ING's Shareholder Services Department at (800) 992-0180. For additional information, see "Shareholder Investment Program" in the SAI.

20   Use of Proceeds

                                        INVESTMENT MANAGEMENT AND OTHER SERVICES
--------------------------------------------------------------------------------

INVESTMENT MANAGER

ING INVESTMENTS, LLC (the Investment Manager or ING Investments), an Arizona limited liability company, (formerly ING Pilgrim Investments, LLC), serves as Investment Manager to the Trust and has overall responsibility for the management of the Trust under the general supervision of the Board of Trustees. Its principal business address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258. The Trust and the Investment Manager have entered into an Investment Management Agreement that requires ING Investments to provide all investment advisory and portfolio management services for the Trust. It also requires ING Investments to assist in managing and supervising all aspects of the general day-to-day business activities and operations of the Trust, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services. ING Investments provides the Trust with office space, equipment and personnel necessary to administer the Trust. The agreement with ING Investments can be canceled by the Board of Trustees upon 60 days' written notice.


ING Investments is an indirect wholly-owned subsidiary of ING Groep N.V. (NYSE:
ING) (ING Groep). ING Groep is a global financial institution active in the fields of insurance, banking and asset management in more than 65 countries with more than 100,000 employees. The Investment Manager is registered as an investment adviser with the SEC. As of May 31, 2003, ING Investments had assets under management of $____ billion.


The Investment Manager bears its expenses of providing the services described above. The Investment Manager currently receives from the Trust an annual fee, paid monthly, of 0.80% of the Trust's Managed Assets.

The Trust pays all operating and other expenses of the Trust not borne by ING Investments including, but not limited to, audit and legal fees, transfer agent, registrar and custodian fees, expenses in preparing repurchase offers, shareholder reports and proxy solicitation materials and other miscellaneous business expenses. The Trust also pays all taxes imposed on it and all brokerage commissions and loan-related fees.


PROPOSED SUB-ADVISER

Subject to shareholder approval, the Trust's Board of Trustees has approved Aeltus Investment Management, Inc., a Connecticut Corporation (Aeltus or Sub-Adviser) to serve as the Sub-Adviser to the Trust effective August 18, 2003. Aeltus is responsible for managing the assets of the Trust in accordance with its investment objective and policies, subject to oversight by ING Investments. The portfolio management team described below will not change.

Founded in 1972, Aeltus is registered as an investment adviser with the SEC. Aeltus is an indirect wholly-owned subsidiary of ING Groep N.V., and is an affiliate of ING Investments. Aeltus has acted as adviser or subadviser to mutual funds since 1994 and has managed institutional accounts since 1972.

As of June 2, 2003, Aeltus managed over $____ billion in assets. Its principal office is located at 10 State House Square, Hartford, Connecticut 06103-3602. For its services, Aeltus is entitled to receive a sub-advisory fee of ______, expressed as an annual rate based on the average daily [Managed Assets] of the Trust and is paid by ING Investments. Under the terms of the sub-advisory agreement, the agreement can be terminated by either ING Investments or the Board of Trustees. In the event the sub-advisory agreement is terminated, the Sub-Adviser may be replaced subject to any regulatory requirements or ING Investments may assume day-to-day investment management of the Trust.


PORTFOLIO MANAGEMENT. A portfolio management team consisting of the following individuals manages the Trust.

DANIEL A. NORMAN serves as Senior Vice President, Treasurer and Co-Senior Portfolio Manager of the Trust. Mr. Norman has served ING Prime Rate Trust in various capacities from February 1992 to the present. He also serves as Senior Vice President, Treasurer and Co-Senior Portfolio Manager of ING Senior Income Fund, another closed-end fund that invests primarily in Senior Loans. Mr. Norman is a Senior Vice President of ING Investments (since December 1994). Mr. Norman has served as an officer of other affiliates of ING since February 1992. Mr. Norman co-manages the Trust with Jeffrey A. Bakalar.

JEFFREY A. BAKALAR serves as Senior Vice President and Co-Senior Portfolio Manager of the Trust. Mr. Bakalar has served ING Prime Rate Trust in various capacities from February 1998 to the present. He also serves as Senior Vice President and Co-Senior Portfolio Manager of ING Senior Income Fund, another closed-end fund that invests primarily in Senior Loans. Prior to joining ING Investments, Mr. Bakalar was Vice President of The First National Bank of Chicago (July 1994 - January 1998). Mr. Bakalar co-manages the Trust with Daniel
A. Norman.

CURTIS F. LEE serves as Senior Vice President and Chief Credit Officer of the Trust (since January 2001). He also serves as Senior Vice President and Chief Credit Officer of ING Senior Income Fund, another closed-end fund that invests primarily in Senior Loans. Mr. Lee is a Senior Vice President and Chief Credit Officer of ING Investments (since August 1999). Prior to joining ING Investments, Mr. Lee held a series of positions with Standard Chartered Bank in the credit approval and problem loan management functions (August 1992 - June
1999).


ROBERT L. WILSON serves as Senior Vice President and Portfolio Manager of the Trust (since July 1998). He also serves as Portfolio Manager of ING Senior Income Fund, another closed-end fund that invests primarily in Senior Loans. Mr. Wilson is a Vice President of ING Investments (since July 1998). Prior to joining ING Investments, Mr. Wilson was a Vice President of Bank of Hawaii (May 1997 - June 1998) and Vice President of Union Bank of California (November 1994 - May 1997).


MICHEL PRINCE serves as Portfolio Manager of the Trust (since May 1998). He also serves as Portfolio Manager of ING Senior Income Fund, another closed-end fund that invests primarily in Senior Loans. Mr. Prince is a Vice President of ING Investments (since May 1998). Prior to joining ING Investments, Mr. Prince was Vice President of Rabobank International, Chicago Branch (July 1996 - April
1998).

JASON T. GROOM serves as Portfolio Manager of the Trust (since November 2000). He also serves as Portfolio Manager of ING Senior Income Fund, another closed-end fund that invests primarily in Senior Loans. Mr. Groom is a Vice President of ING Investments (since June 2000). He served as an Assistant Vice President from July 1998 to May 2000. Prior to joining ING Investments, Mr. Groom was an Associate in the Corporate Finance Group of NationsBank (January 1998 - June 1998) and Assistant Vice President, Corporate Finance Group of The Industrial Bank of Japan Limited (August 1995 - December 1997).

CHARLES E. LEMIEUX serves as Portfolio Manager of the Trust (since July 1998). He also serves as Portfolio Manager of ING Senior Income Fund, another closed-end fund that invests primarily in Senior Loans. Mr. LeMieux is a Vice President of ING Investments (since June 2000).

                [GRAPHIC] If you have any questions, please call 1-800-992-0180.

                                   Investment Management and Other Services   21

INVESTMENT MANAGEMENT AND OTHER SERVICES
--------------------------------------------------------------------------------

He served as an Assistant Vice President of ING Investments from July 1998 to May 2000. Prior to joining ING Investments, Mr. LeMieux was Assistant Treasurer Cash Management with Salt River Project (October 1993 - June 1998).


MARK F. HAAK serves as Vice President and Portfolio Manager of the Trust (since June 1999). He also serves as Portfolio Manager of ING Senior Income Fund, another closed-end fund that invests primarily in Senior Loans. Mr. Haak is an Assistant Vice President of ING Investments (since June 1999). Prior to joining ING Investments, Mr. Haak was Assistant Vice President, Corporate Banking with Norwest Bank (December 1997 -- June 1998); Lead Financial Analyst and Portfolio Manager for Bank One AZ, N.A. (May 1996 - December 1997); and Credit Manager, Norwest Financial (May 1994 - May 1996).

WILLIAM F. NUTTING, JR. serves as Vice President and Senior Portfolio Analyst and Secondary Loan Trader for the Trust (since December 1999). He also serves as Senior Portfolio Analyst and a Secondary Loan Trader for ING Senior Income Fund, another closed-end fund that invests primarily in Senior Loans. Mr. Nutting is an Assistant Vice President of ING Investments (since November
1999) and joined ING Funds Services in July 1995 as an Operations Associate.


RALPH E. BUCHER serves as Portfolio Manager of the Trust and Vice President of ING Investments (since November 2001). He also serves as Portfolio Manager of ING Senior Income Fund, another closed-end fund that invests primarily in Senior Loans. Prior to joining ING Investments, Mr. Bucher was the North American Head of Special Assets for Standard Chartered Bank (June 1999 - November 2001). Mr. Bucher has also held other senior credit approval positions with Societe Generale (June 1997 - June 1999) and with Standard Chartered (February 1992 - June 1997).

BRIAN S. HORTON serves as Portfolio Manager of the Trust and Vice President of ING Investments (since September 2001). He also serves as Portfolio Manager of ING Senior Income Fund, another closed-end fund that invests primarily in Senior Loans. Prior to joining ING Investments, Mr. Horton was a Vice President in the Corporate and Investment Banking Group at Bank of America Securities LLC, where he worked in the Consumer and Retail Industry Group, providing clients in those industries with services including debt and equity capital raising, mergers and acquisitions advisory, credit, derivatives, and other corporate and investment banking products (1999 - 2001). Mr. Horton also served in various other corporate finance and relationship management positions during his seven years at Bank of America, including corporate finance specialist for the Southeast U.S. region from (1997 - 1999). Mr. Horton's other professional experience includes positions as Associate at Salomon Brothers Inc. and Senior Investment Analyst for Franchise Finance Corporation of America.


MOHAMED N. BASMA serves as Vice President and Research Analyst for the Trust (since January, 2000). He also serves as Vice President and Research Analyst for ING Senior Income Fund, another closed-end fund that invests primarily in Senior Loans. Prior to joining ING in January 2000, Mr. Basma was a senior auditor/consultant in the audit and business advisory group with Arthur Anderson, LLP (1995-1997). Mr. Basma attended school for the years between Arthur Anderson and ING.


THE ADMINISTRATOR

The Administrator of the Trust is ING Funds Services, LLC (ING Funds Services). Its principal business address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258. The Administrator is a wholly-owned subsidiary of ING Groep and the immediate parent company of the Investment Manager.

Under an Administration Agreement between ING Funds Services and the Trust, ING Funds Services administers the Trust's corporate affairs subject to the supervision of the Board of Trustees of the Trust. In that connection, ING Funds Services monitors the provisions of the Senior Loan agreements and any agreements with respect to interests in Senior Loans and is responsible for recordkeeping with respect to the Senior Loans in the Trust's repurchase offers portfolio. ING Funds Services also furnishes the Trust with office facilities and furnishes executive personnel together with clerical and certain recordkeeping and administrative services. These services include preparation of annual and other reports to shareholders and to the SEC. ING Funds Services also handles the filing of federal, state and local income tax returns not being furnished by the Custodian or Transfer Agent (as defined below). The Administrator has authorized all of its officers and employees who have been elected as Trustees or officers of the Trust to serve in the latter capacities. All services furnished by the Administrator under the Administration Agreement may be furnished by such officers or employees of the Administrator.

The Trust pays ING Funds Services an administration fee, computed daily and payable monthly. The Administration Agreement states that ING Funds Services is entitled to receive a fee at an annual rate of 0.25% of the Trust's Managed Assets.

TRANSFER AGENT, DIVIDEND DISBURSING AGENT AND REGISTRAR

The transfer agent, dividend disbursing agent and registrar for the Common Shares is DST Systems, Inc., whose principal business address is 816 Wyandotte, Kansas City, Missouri 64105.

CUSTODIAN

The Trust's securities and cash are held and maintained under a Custody Agreement with State Street Bank and Trust Company, whose principal place of business is 801 Pennsylvania Avenue, Kansas City, Missouri 64105.

22   Investment Management and Other Services

                                                        DESCRIPTION OF THE TRUST
--------------------------------------------------------------------------------


The Trust is an unincorporated business trust established under the laws of the Commonwealth of Massachusetts by the Declaration of Trust dated December 2, 1987, as amended. The Declaration of Trust provides that the Trustees of the Trust may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares of beneficial interest, par value $0.01 per share, all of which were initially classified as Common Shares. The Declaration of Trust also authorizes the creation of an unlimited number of shares of beneficial interest with preference rights, including preferred shares, having a par value of $0.01 per share, in one or more series, with rights as determined by the Board of Trustees, by action of the Board of Trustees without the approval of the shareholders. The following table shows the amount of (i) shares authorized, (ii) shares held by the Trust for its own account and (iii) shares outstanding, for each class of authorized securities of the Trust as of June 16, 2003.



                                                   AMOUNT HELD BY
                                      AMOUNT       TRUST FOR ITS       AMOUNT
        TITLE OF CLASS              AUTHORIZED      OWN ACCOUNT      OUTSTANDING
        --------------              ----------      -----------      -----------
Common Shares                       unlimited            0                 --
Preferred Shares, Series M            3,600              0              3,600
Preferred Shares, Series T            3,600              0              3,600
Preferred Shares, Series W            3,600              0              3,600
Preferred Shares, Series Th           3,600              0              3,600
Preferred Shares, Series F            3,600              0              3,600


The Common Shares outstanding are fully paid and nonassessable by the Trust. Holders of Common Shares are entitled to share equally in dividends declared by the Board of Trustees payable to holders of common shares and in the net assets of the Trust available for distribution to holders of Common Shares after payment of the preferential amounts payable to holders of any outstanding Preferred Shares. Neither holders of Common Shares nor holders of Preferred Shares have pre-emptive or conversion rights and Common Shares are not redeemable. Upon liquidation of the Trust, after paying or adequately providing for the payment of all liabilities of the Trust and the liquidation preference with respect to any outstanding preferred shares, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Trust among the holders of the Common Shares. Under the rules of the NYSE applicable to listed companies, the Trust is required to hold an annual meeting of shareholders in each year. If the Trust is converted to an open-end investment company or if for any other reason Common Shares are no longer listed on the NYSE (or any other national securities exchange the rules of which require annual meetings of shareholders), the Trust does not intend to hold annual meetings of shareholders.

Under Massachusetts law, shareholders, including holders of Preferred Shares, could under certain circumstances be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the Trustees. The Declaration of Trust provides for indemnification out of Trust property for all loss and expense of any shareholder held personally liable for the obligations of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust would be unable to meet its obligations.

Holders of Common Shares are entitled to one vote for each share held and will vote with the holders of any outstanding Preferred Shares or any other preferred shares on each matter submitted to a vote of holders of Common Shares, except as described under "Description of Capital Structure--Preferred Shares."

Shareholders are entitled to one vote for each share held. The Common Shares, Preferred Shares and any other preferred shares do not have cumulative voting rights, which means that the holders of more than 50% of the shares of Common Shares, Preferred Shares and any other preferred shares voting for the election of Trustees can elect all of the Trustees standing for election by such holders, and, in such event, the holders of the remaining shares of Common Shares, Preferred Shares and any other preferred shares will not be able to elect any of such Trustees.

So long as any Preferred Shares or any other preferred shares are outstanding, holders of Common Shares will not be entitled to receive any dividends of or other distributions from the Trust, unless at the time of such declaration, (1) all accrued dividends on preferred shares or accrued interest on borrowings has been paid and (2) the value of the Trust's total assets (determined after deducting the amount of such dividend or other distribution), less all liabilities and indebtedness of the Trust not represented by senior securities, is at least 300% of the aggregate amount of such securities representing indebtedness and at least 200% of the aggregate amount of securities representing indebtedness plus the aggregate liquidation value of the outstanding preferred shares (expected to equal the aggregate original purchase price of the outstanding preferred shares plus redemption premium, if any, together with any accrued and unpaid dividends thereon, whether or not earned or declared and on a cumulative basis). In addition to the requirements of the 1940 Act, the Trust is required to comply with other asset coverage requirements as a condition of the Trust obtaining a rating of the preferred shares from a rating agency. These requirements include an asset coverage test more stringent than under the 1940 Act.

The Trust will send unaudited reports at least semi-annually and audited financial statements annually to all of its shareholders.

The Declaration of Trust further provides that obligations of the Trust are not binding upon Trustees individually but only upon the property of the Trust and that the Trustees will not be liable for errors of judgment or mistakes of fact or law, but

                [GRAPHIC] If you have any questions, please call 1-800-992-0180.

                                                   Description of the Trust   23

DESCRIPTION OF THE TRUST
--------------------------------------------------------------------------------

nothing in the Declaration of Trust protects a Trustee against any liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

CONVERSION TO OPEN-END FUND

The Trustees may at any time propose conversion of the Trust to an open-end management investment company depending upon their judgment as to the advisability of such action in light of circumstances then prevailing. In considering whether to submit an open-ending proposal to shareholders, the Trustees might consider, among other factors, the differences in operating expenses between open-end and closed-end funds (due to the expenses of continuously selling shares and of standing ready to effect redemptions), the potentially adverse tax consequences to non-redeeming shareholders once a fund is open-ended, and the impact of open-ending on portfolio management policies. Such a conversion would require the approval of both a majority of the Trust's outstanding Common Shares and preferred shares voting together as a single class and a majority of the outstanding preferred shares voting as a separate class on such conversion. Conversion of the Trust to an open-end investment company would require the redemption of all outstanding preferred shares, including the Preferred Shares, which would eliminate the leveraged capital structure of the Trust with respect to the Common Shares. A delay in conversion could result following shareholder approval due to the Trust's inability to redeem the preferred shares. Shareholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their next computed NAV less any redemption charge as might be in effect at the time of redemption. If the Trust is converted to an open-end management investment company, it could be required to liquidate portfolio securities to meet requests for redemption, and its shares would no longer be listed on the NYSE. If the Trust were to experience significant redemptions as an open-end fund, the decrease in total assets could result in a higher expense ratio and inefficiencies in portfolio management. In this regard, the Trust could reserve the right to effect redemptions in-kind with portfolio securities, which would subject redeeming shareholders to transaction costs in liquidating those securities.

REPURCHASE OF COMMON SHARES

In recognition of the possibility that the Trust's Common Shares may trade at a discount to their NAV, the Trust may from time to time take action to attempt to reduce or eliminate a market value discount from NAV by repurchasing its Common Shares in the open market or by tendering its Common Shares at NAV. So long as any preferred shares are outstanding, the Trust may not purchase, redeem or otherwise acquire any Common Shares unless (1) all accumulated dividends on the preferred shares have been paid or set aside for payment through the date of such purchase, redemption or other acquisition and (2) at the time of such purchase, redemption or acquisition the asset coverage requirements set forth in the Declaration of Trust and the Trust's Certificate of Designation for Preferred Shares are met. Repurchases of Common Shares may result in the Trust being required to redeem preferred shares to satisfy asset coverage requirements.

FUNDAMENTAL AND NON-FUNDAMENTAL POLICIES OF THE TRUST

The investment objective of the Trust, certain policies of the Trust specified herein as "fundamental" and the investment restrictions of the Trust described in the SAI are fundamental policies of the Trust and may not be changed without a "Majority Vote" of the shareholders of the Trust. The term "Majority Vote" means the affirmative vote of (a) more than 50% of the outstanding shares of the Trust or (b) 67% or more of the shares present at a meeting if more than 50% of the outstanding shares of the Trust are represented at the meeting in person or by proxy, whichever is less. All other policies of the Trust may be modified by resolution of the Board of Trustees of the Trust.

24   Description of the Trust

                                                DESCRIPTION OF CAPITAL STRUCTURE
--------------------------------------------------------------------------------

COMMON SHARES

The Trust's Declaration of Trust authorizes the issuance of an unlimited number of Common Shares of beneficial interest, par value $.01 per share. All Common Shares have equal rights to the payment of dividends and the distribution of assets upon liquidation. Common Shares will, when issued, be fully paid and non-assessable, and will have no pre-emptive or conversion rights or rights to cumulative voting.

Whenever preferred shares are outstanding, holders of Common Shares will not be entitled to receive any distributions from the Trust, unless at the time of such declaration, (1) all accrued dividends on preferred shares or accrued interest on borrowings have been paid and (2) the value of the Trust's total assets (determined after deducting the amount of such dividend or other distribution), less all liabilities and indebtedness of the Trust not represented by senior securities, is at least 300% of the aggregate amount of such securities representing indebtedness and at least 200% of the aggregate amount of securities representing indebtedness plus the aggregate liquidation value of the outstanding preferred shares. In addition to the requirements of the 1940 Act, the Trust is required to comply with the other asset coverage requirements as a condition of the Trust obtaining a rating of the preferred shares from a rating agency. These requirements include asset coverage tests more stringent than under the 1940 Act. See "Preferred Shares" below.

BORROWINGS

The Trust's Declaration of Trust authorizes the Trust, without the prior approval of holders of Common Shares, to borrow money. In this connection, the Trust may issue notes or other evidence of indebtedness (including bank borrowings or commercial paper) and may secure any such borrowings by mortgaging, pledging or otherwise granting a security interest in the Trust's assets. See "Risk Factors and Special Consideration -- Leverage."

PREFERRED SHARES

Under the 1940 Act, the Trust is permitted to have outstanding more than one series of preferred shares as long as no single series has priority over another series nor holders of preferred shares have pre-emptive rights to purchase any Preferred Shares or any other preferred shares that might be issued.

The Trust's Declaration of Trust authorizes the issuance of a class of preferred shares (which class may be divided into two or more series) as the Trustees may, without shareholder approval, authorize. The preferred shares have such preferences, voting powers, terms of redemption, if any, and special or relative rights or privileges (including conversion rights, if any) as the Trustee may determine and as are set forth in the Trust's Certificate of Designation establishing the terms of the preferred shares. The number of shares of the preferred class or series authorized is unlimited, and the shares authorized may be represented in part by fractional shares. Under the Trust's Certificate of Designation, the Trustees have authorized the creation of 18,000 Auction Rate Cumulative Preferred Shares, having a par value of $0.01 per share, with a liquidation preference of $25,000 per share, classified as Series M, T, W, Th and F Auction Rate Cumulative Preferred Shares.

Any decision to offer preferred shares is subject to market conditions and to the Board of Trustees' and the Investment Manager's continuing belief that leveraging the Trust's capital structure through the issuance of preferred shares is likely to achieve the benefits to the Common Shares described in this Prospectus for long-term investors. The terms of the preferred shares will be determined by the Board of Trustees in consultation with the Investment Manager (subject to applicable law and the Trust's Declaration of Trust) if and when it authorizes a preferred shares offering.

The preferred shares have complete priority over the Common Shares as to distribution of assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Trust, holders of preferred shares will be entitled to receive a preferential liquidating distribution (expected to equal the original purchase price per share plus accumulated and unpaid dividends thereon, whether or not earned or declared) before any distribution of assets is made to holders of Common Shares.

                             SENIOR SECURITIES TABLE

The table below sets forth certain specified information for the senior securities that are outstanding for the Trust; these securities are the Series M, T, W, Th and F Preferred Shares. The calculation of asset coverage per share is explained in a note to the table below.


                                                                     FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2003
                                                            --------------------------------------------------------------
                                                            SERIES M     SERIES T     SERIES W     SERIES TH      SERIES F
                                                            --------     --------     --------     ---------      --------
Total Number of Preferred Shares Outstanding                 ______       ______       ______        ______        ______
Asset Coverage Per Preferred Share(1)                        ______%      ______%      ______%       ______%       ______%
Involuntary Liquidating Preference Per Preferred Share      $______      $______      $______       $______       $______
Stated Value Per Preferred Share                            $______      $______      $______       $______       $______


                                                                     FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2002
                                                            --------------------------------------------------------------
                                                            SERIES M     SERIES T     SERIES W     SERIES TH      SERIES F
                                                            --------     --------     --------     ---------      --------
Total Number of Preferred Shares Outstanding                  3,600        3,600        3,600         3,600         3,600
Asset Coverage Per Preferred Share(1)                           235%         235%         235%          235%          235%
Involuntary Liquidating Preference Per Preferred Share      $25,000      $25,000      $25,000       $25,000       $25,000
Stated Value Per Preferred Share                            $25,000      $25,000      $25,000       $25,000       $25,000


                                                                     FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2001
                                                            --------------------------------------------------------------
                                                            SERIES M     SERIES T     SERIES W     SERIES TH      SERIES F
                                                            --------     --------     --------     ---------      --------
Total Number of Preferred Shares Outstanding                  3,600        3,600        3,600         3,600         3,600
Asset Coverage Per Preferred Share(1)                           215%         215%         215%          215%          215%
Involuntary Liquidating Preference Per Preferred Share      $25,000      $25,000      $25,000       $25,000       $25,000
Stated Value Per Preferred Share                            $25,000      $25,000      $25,000       $25,000       $25,000


(1) Asset Coverage per share means the ratio of the total assets of the Trust to the total number of Preferred Shares outstanding at the end of the period.

                [GRAPHIC] If you have any questions, please call 1-800-992-0180.

                                           Description of Capital Structure   25

TAX MATTERS
--------------------------------------------------------------------------------

The following information is meant as a general summary for U.S. shareholders. Please see the SAI for additional information. Investors should rely on their own tax adviser for advice about the particular federal, state and local tax consequences to them of investing in the Trust.

The federal income tax treatment of the Trust's Preferred Shares is not entirely clear, but the Trust believes, based on the advice of its counsel, that the Preferred Shares will constitute stock of the Trust. It is possible, however, that the IRS might take a contrary position, asserting, for example, that the Preferred Shares constitute debt of the Trust. The discussion below assumes that the Preferred Shares are stock.

The Trust will distribute all or substantially all of its net investment income and net, realized capital gains, if any, to its shareholders each year. Although the Trust will not be taxed on amounts it distributes, most shareholders will be taxed on amounts they receive. A particular distribution generally will be taxable as either ordinary income or long-term capital gain. The Trust will allocate a proportionate amount of each type of its income to the Common Shares and to the Preferred Shares. It does not matter how long a shareholder has held the Trust's Common Shares or Preferred Shares or whether the shareholder elects to receive distributions in cash or reinvest them in additional Trust's Common Shares or Preferred Shares. For example, if the Trust designates a particular distribution as a long-term capital gains distribution, it will be taxable to a shareholder at his or her long-term capital gains rate.

Dividends declared by the Trust in October, November or December and paid during the following January may be treated as having been received by shareholders in the year the distributions were declared.

Each shareholder will receive an annual statement summarizing the shareholder's dividend and capital gains distributions.

If a shareholder invests through a tax-deferred account, such as a retirement plan, the shareholder generally will not have to pay tax on dividends until they are distributed from the account. These accounts are subject to complex tax rules, and shareholders should consult a tax adviser about investment through a tax-deferred account.

There may be tax consequences to a shareholder if the shareholder sells the Trust's Common Shares or Preferred Shares. A shareholder will generally have a capital gain or loss, which will be long-term or short-term, generally depending on how long the shareholder holds those Common Shares or Preferred Shares. If a shareholder exchanges shares, the shareholder may be treated as if he or she sold them. Shareholders are responsible for any tax liabilities generated by their own transactions.

As with all investment companies, the Trust may be required to withhold U.S. federal income tax at the rate of 30% of all taxable distributions payable to a shareholder if the shareholder fails to provide the Trust with his or her correct taxpayer identification number or to make required certifications, or if the shareholder has been notified by the IRS that he or she is subject to backup withholding. Backup withholding is not an additional tax; rather, it is a way in which the IRS ensures it will collect taxes otherwise due. Any amounts withheld may be credited against a shareholder's U.S. federal income tax liability.

26   Tax Matters

                                                                MORE INFORMATION
--------------------------------------------------------------------------------

LEGAL MATTERS

The validity of the Common Shares offered hereby will be passed on for the Trust by Dechert LLP, 1775 I Street, NW, Washington, DC, counsel to the Trust.


AUDITORS

KPMG LLP serves as independent auditors for the Trust. The auditors' address is 355 South Grand Avenue, Los Angeles, California 90071.

REGISTRATION STATEMENT

The Trust has filed with the SEC, Washington, DC, a Registration Statement under the Securities Act, relating to the Common Shares offered hereby. For further information with respect to the Trust and its Common Shares, reference is made to such Registration Statement and the exhibits filed with it.

SHAREHOLDER REPORTS

The Trust issues reports that include financial information to its shareholders at least semi-annually.

PRIVACY POLICY


The Trust has adopted a policy concerning investor privacy. To review the privacy policy, contact a Shareholder Services Representative at (800) 992-0180 and select Option 1, obtain a policy over the internet at www.ingfunds.com, or see the privacy policy that accompanies this prospectus.


                [GRAPHIC] If you have any questions, please call 1-800-992-0180.

                                                           More Information   27

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS TABLE


The table below sets forth selected financial information which has been derived from the financial statements in the Trust's Annual Report dated as of February 28, 2003. For the fiscal years ended February 28, 2003, February 28, 2002, February 28, 2001, February 29, 2000, February 28, 1999, 1998 and 1997, and
February 29, 1996, the information in the table below has been audited by KPMG LLP, independent auditors. For all periods ended prior to February 29, 1996, the financial information was audited by the Trust's former auditors.



                                                                   YEARS ENDED FEBRUARY 28 OR FEBRUARY 29,
                                          --------------------------------------------------------------------------------------
                                            2003           2002            2001          2000            1999(6)         1998(6)
                                          ---------      ---------      ----------    ----------       ----------      ---------
PER SHARE OPERATING PERFORMANCE
Net asset value, beginning of period                     $    8.09      $     8.95    $     9.24       $     9.34     $     9.45
Net investment income                                         0.74            0.88          0.79             0.79           0.87
Net realized and unrealized gain (loss)
 on investments                                              (0.89)          (0.78)        (0.30)           (0.10)         (0.13)
                                          ---------     ----------      ----------    ----------       ----------     ----------
Increase (decrease) in net asset value
 from investment operations                                  (0.15)           0.10          0.49             0.69           0.74
Distributions to Common Shareholders
 from net investment income                                  (0.63)          (0.86)        (0.78)           (0.82)         (0.85)
Distribution to Preferred Shareholders                       (0.11)          (0.06)           --               --             --
Increase in net asset value from share
 offerings                                                      --              --            --             0.03             --
Reduction in net asset value from
 rights offering                                                --              --            --               --             --
Increase in net asset value from
 repurchase of capital stock                                    --              --            --               --             --
Reduction in net asset value from
 Preferred Shares offerings                                     --           (0.04)           --               --             --
                                          ---------     ----------      ----------    ----------       ----------     ----------
Net asset value, end of period                          $     7.20      $     8.09    $     8.95       $     9.24     $     9.34
                                          =========     ==========      ==========    ==========       ==========     ==========
Closing market price at end of period                   $     6.77      $     8.12    $     8.25       $     9.56     $    10.31
TOTAL RETURN(1)
Total investment return at closing
 market price(2)                                             (9.20)%          9.10%        (5.88)%           1.11%         12.70%
Total investment return at net asset
 value (3)                                                   (3.02)%          0.19%         5.67%            7.86%          8.01%
RATIOS/SUPPLEMENTAL DATA
Net assets end of period (000's)                        $  985,982      $1,107,432    $1,217,339       $1,202,565     $1,034,403
Preferred Rate Shares
 Aggregate amount outstanding
 (000's)                                                $  450,000      $  450,000            --               --             --
Liquidation and market value
 Per Share                                              $   25,000      $   25,000            --               --             --
Asset coverage Per Share**                                     235%            215%           --               --             --
Average borrowings (000's)                              $  365,126      $  450,197    $  524,019       $  490,978     $  346,110
Ratios to average net assets including
 preferred*
 Expenses (before interest and other
  fees related to revolving credit
  facility)                                                   1.57%           1.62%           --               --             --
 Expenses                                                     2.54%           3.97%           --               --             --
 Net investment income                                        6.83%(A)        9.28%           --               --             --
Ratios to average net assets plus
 borrowing
 Expenses (before interest and other
  fees related to revolving credit
  facility)                                                   1.66%           1.31%         1.00%(7)         1.05%(7)       1.04%
 Expenses                                                     2.70%           3.21%         2.79%(7)         2.86%(7)       2.65%
 Net investment income                                        7.24%(B)        7.50%         6.12%            6.00%          6.91%
Ratios to average net assets
 Expenses (before interest and other
  fees related to revolving credit
  facility)                                                   2.25%           1.81%         1.43%(7)         1.50%(7)       1.39%
 Expenses                                                     3.64%           4.45%         4.00%(7)         4.10%(7)       3.54%
 Net investment income                                        9.79%(C)       10.39%         8.77%            8.60%          9.23%
 Portfolio turnover rate                                        53%             46%           71%              68%            90%
 Common shares outstanding at end
  of period (000's)                                        136,973         136,847       136,036          130,206        110,764

----------
(1)  Total return calculations are attributable to common shareholders.
(2) Total investment return measures the change in the market value of your investment assuming reinvestment of dividends and capital gain distributions, if any, in accordance with the provisions of the dividend reinvestment plan. On March 9, 1992, the shares of the Trust were initially listed for trading on the New York Stock Exchange. Accordingly, the total investment return for the year ended February 28, 1993, covers only the period from March 9, 1992, to February 28, 1993. Total investment return for periods prior to the year ended February 28, 1993, are not presented since market values for the Trust's shares were not available. Total returns for less than one year are not annualized.
(3) Total investment return at net asset value has been calculated assuming a purchase at net asset value at the beginning of each period and a sale at net asset value at the end of each period and assumes reinvestment of dividends and capital gain distributions in accordance with the provisions of the dividend reinvestment plan. This calculation differs from total investment return because it excludes the effects of changes in the market values of the Trust's shares. Total returns for less than one year are not annualized.
(4) Calculation of total return excludes the effects of the per share dilution resulting from the rights offering as the total account value of a fully subscribed shareholder was minimally impacted.


28   Financial Highlights

                                                            FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------


          YEARS ENDED FEBRUARY 28 OR FEBRUARY 29,
-------------------------------------------------------------
   1997(6)         1996(5)           1995              1994
  --------        --------        ---------          --------
  $   9.61        $   9.66        $   10.02          $  10.05
      0.82            0.89             0.74              0.60
     (0.02)          (0.08)            0.07             (0.05)
  --------        --------        ---------          --------
      0.80            0.81             0.81              0.55
     (0.82)          (0.86)           (0.73)            (0.60)
        --              --               --                --
        --              --               --                --
     (0.14)             --            (0.44)               --
        --              --               --              0.02
        --              --               --                --
  --------        --------        ---------          --------
  $   9.45        $   9.61        $    9.66          $  10.02
  ========        ========        =========          ========
  $  10.00        $   9.50        $    8.75          $   9.25
     15.04%(4)       19.19%            3.27%(4)          8.06%
      8.06%(4)        9.21%            5.24%(4)          6.28%
$1,031,089        $862,938        $ 867,083          $719,979
        --              --               --                --
        --              --               --                --
        --              --               --                --
$  131,773              --               --                --
        --              --               --                --
        --              --               --                --
        --              --               --                --
      1.13%             --               --                --
      1.92%             --               --                --
      7.59%             --               --                --
      1.29%             --               --                --
      2.20%           1.23%            1.30%             1.31%
      8.67%           9.23%            7.59%             6.04%
        82%             88%             108%               87%
                    89,794           89,794            71,835

----------
(5) ING Investments, LLC, the Trust's investment manager, acquired certain assets of Pilgrim Management Corporation, the Trust's former investment manager, in a transaction that closed on April 7, 1995.
(6) The Manager agreed to reduce its fee for a period of three years from the Expiration Date of the November 12, 1996 Rights Offering to 0.60% of the average daily net assets, plus the proceeds of any outstanding borrowings, over $1.15 billion.
(7)  Calculated on total expenses before impact of earnings credits.
* Ratios do not reflect the effect of dividend payments to Preferred Shareholders; income ratios reflect income earned on assets attributable to preferred shares.
** Asset coverage represents the total assets available for settlement of Preferred Stockholder's interest and notes payables in relation to the Preferred Shareholder interest and notes payable balance outstanding. The Preferred Shares were first offered November 2, 2000.
(A) Had the Trust not amortized premiums and accreted discounts, the ratio of net investment income to average net assets including preferred shares would have been 6.43% for the year ended February 28, 2002.
(B) Had the Trust not amortized premiums and accreted discounts, the ratio of net investment income to average net assets plus borrowings applicable to common shares would have been 6.82% for the year ended February 28, 2002.
(C) Had the Trust not amortized premiums and accreted discounts, the ratio of net investment income to average net assets applicable to common shares would have been 9.22% for the year ended February 28, 2002.


                [GRAPHIC] If you have any questions, please call 1-800-992-0180.

                                                       Financial Highlights   29

STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Change of Name ............................................................    2
Investment Objective ......................................................    2
Investment Restrictions ...................................................    2
Additional Information About Investments and Investment Techniques ........    3
Trustees and Officers .....................................................   12
Compensation Table ........................................................   23
Code of Ethics ............................................................   25
Investment Management and Other Services ..................................   25
Portfolio Transactions ....................................................   28
Net Asset Value ...........................................................   30
Plans of Distribution .....................................................   31
Federal Taxation ..........................................................   36
Advertising and Performance Data ..........................................   39
General Information .......................................................   41
Financial Statements ......................................................   41


30  Statement of Additional Information

                              ING PRIME RATE TRUST
                          7337 E. DOUBLETREE RANCH ROAD
                            SCOTTSDALE, ARIZONA 85258
                                 (800) 992-0180


                 5,000,000 COMMON SHARES OF BENEFICIAL INTEREST

--------------------------------------------------------------------------------
                           TRUST ADVISORS AND AGENTS
--------------------------------------------------------------------------------

INVESTMENT MANAGER                          DISTRIBUTOR
ING Investments, LLC                        ING Funds Distributor, LLC
7337 E. Doubletree Ranch Road               7337 E. Doubletree Ranch Road
Scottsdale, AZ 85258                        Scottsdale, AZ 85258

ADMINISTRATOR                               TRANSFER AGENT
ING Funds Services, LLC                     DST Systems, Inc.
7337 E. Doubletree Ranch Road               816 Wyandotte
Scottsdale, AZ 85258                        Kansas City, MO 64105

CUSTODIAN                                   LEGAL COUNSEL
State Street Bank and Trust Company         Dechert LLP
801 Pennsylvania Avenue                     1775 I Street, NW
Kansas City, MO 64105                       Washington, DC 20006

INDEPENDENT AUDITORS                        INSTITUTIONAL INVESTORS AND ANALYSTS
KPMG LLP                                    Call ING Prime Rate Trust
355 South Grand Avenue                      1-800-336-3436
Los Angeles, California 90071

THE TRUST HAS NOT AUTHORIZED ANY PERSON TO PROVIDE YOU WITH ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THIS OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION IN THIS PROSPECTUS OR OTHER INFORMATION TO WHICH WE HAVE REFERRED YOU. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON SHARES OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE COMMON SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS DOES NOT IMPLY THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS PROSPECTUS. HOWEVER, IF ANY MATERIAL CHANGE OCCURS WHILE THIS PROSPECTUS IS REQUIRED BY LAW TO BE DELIVERED, THIS PROSPECTUS WILL BE AMENDED OR SUPPLEMENTED.

WHEN CONTACTING THE SEC, YOU WILL WANT TO REFER TO THE TRUST'S SEC FILE NUMBER. THE FILE NUMBER IS AS FOLLOWS: 1940 Act File No. 811-5410

[LION LOGO]
 ING FUNDS

                         GRAPHICS DESCRIPTION APPENDIX

The cover of the prospectus has an image of the columns of the New York Stock Exchange. The ING Funds Logo, which consists of a lion at rest to the right of the word ING and the word Funds appearing below the word ING, appears at the bottom of the outside front cover and outside back cover.

There are six icon sized graphics used throughout the prospectus as follows:

1. In the sections describing the objective of the Funds, the graphic icon is that of a dart in the bullseye of a target.

2. In the sections describing the investment strategy of the Funds, the graphic icon is that of a compass pointing due north.

3. In the sections describing the risks of the Funds, the graphic icon is that of an old fashioned scale tilting heavy on the left side.

4. In the sections describing the performance history of the Funds, the graphic icon is that of a stack of US currency bills.

5. In the sections describing what you pay to invest, the graphic icon is that of a penny.

6. On the bottom footer of every odd numbered page (right hand page), the graphic icon is that of a telephone by the 800 number of the fund to call for information.

                              ING PRIME RATE TRUST


                         7337 East Doubletree Ranch Road
                            Scottsdale, Arizona 85258


                       STATEMENT OF ADDITIONAL INFORMATION


                                  JULY 1, 2003

         ING Prime Rate Trust (the "Trust") is a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The Trust's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital. There is no assurance that the Trust will achieve its investment objective. The Trust is managed by ING Investments, LLC ("ING Investments" or the "Investment Manager").

         This Statement of Additional Information ("SAI") does not constitute a prospectus, but should be read in conjunction with the prospectus relating thereto dated July 1, 2003. This SAI does not include all information that a prospective investor should consider before purchasing Common Shares in this offering, and investors should obtain and read the prospectus prior to purchasing such shares. A copy of the Prospectus may be obtained without charge by calling the Investment Manager at (800) 992-0180.


                                TABLE OF CONTENTS


                                                                       PAGE
CHANGE OF NAME                                                            2
INVESTMENT OBJECTIVE                                                      2
INVESTMENT RESTRICTIONS                                                   2
ADDITIONAL INFORMATION ABOUT INVESTMENTS AND INVESTMENT TECHNIQUES        3
TRUSTEES AND OFFICERS                                                    12
COMPENSATION TABLE                                                       23
CODE OF ETHICS                                                           25
INVESTMENT MANAGEMENT AND OTHER SERVICES                                 25
PORTFOLIO TRANSACTIONS                                                   28
NET ASSET VALUE                                                          30
PLANS OF DISTRIBUTION                                                    31
FEDERAL TAXATION                                                         36
ADVERTISING AND PERFORMANCE DATA                                         39
GENERAL INFORMATION                                                      41
FINANCIAL STATEMENTS                                                     41


         The prospectus and SAI omit certain information contained in the registration statement filed with the Securities and Exchange Commission ("Commission" or "SEC"), Washington, DC. The registration statement may be obtained from the Commission upon payment of the fee prescribed, or inspected at the Commission's office for no charge. The registration statement is also available on the Commission's website (www.sec.gov).

                                 CHANGE OF NAME

         The Trust changed its name from "Pilgrim Prime Rate Trust" to "Pilgrim America Prime Rate Trust" in April 1996, and then changed its name back to "Pilgrim Prime Rate Trust" on November 16, 1998. Effective March 1, 2002 the Trust changed its name to "ING Prime Rate Trust".

                              INVESTMENT OBJECTIVE

         The Trust's investment objective is to obtain as high a level of current income as is consistent with the preservation of capital. The Trust seeks to achieve its investment objective by investing under normal circumstances at least 80% of its Managed Assets in higher yielding, U.S. dollar denominated, floating rate secured senior loans ("Senior Loans"). The Trust only invests in Senior Loans made to corporations or other business entities organized under U.S. or Canadian law and which are domiciled in the U.S., Canada or in U.S. territories and or possessions. The Trust can also invest up to 20% of its total assets in other investments, including unsecured loans, subordinated loans, short-term debt instruments, equity securities acquired in connection with investments in loans and other instruments as described under "Additional Information About Investments and Investment Techniques." During periods when, in the opinion of the Trust's Investment Manager, a temporary defensive posture in the market is appropriate, the Trust may hold up to 100% of its assets in cash and/or in short-term debt instruments.

                             INVESTMENT RESTRICTIONS

         The Trust has adopted the following restrictions relating to its investments and activities, which may not be changed without a Majority Vote, as defined in the 1940 Act. The Trust may not:

         1. Issue senior securities, except insofar as the Trust may be deemed to have issued a senior security by reason of (i) entering into certain interest rate hedging transactions, (ii) entering into reverse repurchase agreements, or
(iii) borrowing money in an amount not exceeding 33 1/3%, or such other percentage permitted by law, of the Trust's total assets (including the borrowed amount) less all liabilities other than borrowings, or (iv) issuing a class or classes of preferred shares in an amount not exceeding 50%, or such other percentage permitted by law, of the Trust's total assets less all liabilities and indebtedness not represented by senior securities.

         2. Invest more than 25% of its total assets in any industry.

         3. Invest in marketable warrants other than those acquired in conjunction with Senior Loans and such warrants will not constitute more than 5% of its assets.

         4. Make investments in any one issuer other than U.S. government securities if, immediately after such purchase or acquisition, more than 5% of the value of the Trust's total assets would be invested in such issuer, or the Trust would own more than 25% of any outstanding issue, except that up to 25% of the Trust's total assets may be invested without regard to the foregoing restrictions. For the purpose of the foregoing restriction, the Trust will consider the borrower of a Senior Loan to be the issuer of such Senior Loan. In addition, with respect to a Senior Loan under which the Trust does not have privity with the borrower or would not have a direct cause of action against the borrower in the event of the failure of the borrower to pay scheduled principal or interest, the Trust will also separately meet the foregoing requirements and consider each interpositioned bank (a lender from which the Trust acquires a Senior Loan) to be an issuer of the Senior Loan.

         5. Act as an underwriter of securities, except to the extent that it may be deemed to act as an underwriter in certain cases when disposing of its portfolio investments or acting as an agent or one of a group of co-agents in originating Senior Loans.

         6. Purchase or sell equity securities (except that the Trust may, incidental to the purchase or ownership of an interest in a Senior Loan, or as part of a borrower reorganization, acquire, sell and exercise warrants and/or acquire or sell other equity securities), real estate, real estate mortgage loans, commodities, commodity futures contracts, or oil or gas exploration or development programs; or sell short, purchase or sell straddles, spreads, or combinations thereof, or write put or call options.

         7. Make loans of money or property to any person, except that the Trust (i) may make loans to corporations or other business entities, or enter into leases or other arrangements that have the characteristics of a loan; (ii) may lend portfolio instruments; and (iii) may acquire securities subject to repurchase agreements.

         8. Purchase shares of other investment companies, except in connection with a merger, consolidation, acquisition or reorganization.

         9. Make investments on margin or hypothecate, mortgage or pledge any of its assets except for the purpose of securing borrowings as described above in connection with the issuance of senior securities and then only in an amount up to 33 1/3% (50% in the case of the issuance of a preferred class of shares), or such other percentage permitted by law, of the value of the Trust's total assets (including, with respect to borrowings, the amount borrowed) less all liabilities other than borrowings (or, in the case of the issuance of senior securities, less all liabilities and indebtedness not represented by senior securities).

         If a percentage restriction is adhered to at the time of investment, a later increase or decrease in percentage resulting from a change in value of the Trust's investments or amount of total assets will not be considered a violation of any of the foregoing restrictions.

         There is no limitation on the percentage of the Trust's total assets that may be invested in instruments which are not readily marketable or subject to restrictions on resale, and to the extent the Trust invests in such instruments, the Trust's portfolio should be considered illiquid. The extent to which the Trust invests in such instruments may affect its ability to realize the net asset value ("NAV") of the Trust in the event of the voluntary or involuntary liquidation of its assets.

         The Trust has also adopted a non-fundamental policy as required by Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of its Managed Assets in higher yielding, U.S. dollar denominated, floating rate secured senior loans. The Trust has also adopted a policy to provide its shareholders with at least 60 days' prior notice of any change in such investment policy. If, subsequent to an investment, the 80% requirement is no longer met, the Trust's future investments will be made in a manner that will bring the Trust into compliance with this policy.

       ADDITIONAL INFORMATION ABOUT INVESTMENTS AND INVESTMENT TECHNIQUES

         Some of the different types of securities in which the Trust may invest, subject to its investment objective, policies and restrictions, are described in the prospectus under "Investment Objective and Policies." Additional information concerning certain of the Trust's investments and investment techniques is set forth below.

EQUITY SECURITIES

         In connection with its purchase or holding of interests in Senior Loans, the Trust may acquire (and subsequently sell) equity securities or exercise warrants that it receives. The Trust will acquire such interests only as an incident to the intended purchase or ownership of loans or in connection with a reorganization of a borrower. The Trust normally will not hold more than 20% of its total assets in equity securities. Equity securities will not be treated as Senior Loans; therefore, an investment in such securities will not count toward the 80% of the Trust's Managed Assets that normally will be invested in Senior Loans. Equity securities are subject to financial and market risks and can be expected to fluctuate in value.

LEASE PARTICIPATIONS

         The credit quality standards and general requirements that the Trust applies to Lease Participations including collateral quality, the credit quality of the borrower and the likelihood of payback are substantially the same as those applied to conventional Senior Loans. A Lease Participation is also required to have a floating interest rate that is indexed to the federal funds rate, London Inter-Bank Offered Rate ("LIBOR"), or Prime Rate in order to be eligible for investment.

         The Office of the Comptroller of the Currency has established regulations which set forth circumstances under which national banks may engage in lease financings. Among other things, the regulation requires that a lease be a net-full payout lease representing the noncancelable obligation of the lessee, and that the bank make certain determinations with respect to any estimated residual value of leased property relied upon by the bank to yield a full return on the lease. The Trust may invest in lease financings only if the Lease Participation meets these banking law requirements.

INTEREST RATES AND PORTFOLIO MATURITY

         Interest rates on loans in which the Trust invests adjust periodically. The interest rates are adjusted based on a base rate plus a premium or spread over the base rate. The base rate usually is LIBOR, the Federal Reserve federal funds rate, the Prime Rate or other base lending rates used by commercial lenders. LIBOR usually is an average of the interest rates quoted by several designated banks as the rates at which they pay interest to major depositors in the London interbank market on U.S. dollar denominated deposits. The Investment Manager believes that changes in short-term LIBOR rates are closely related to changes in the Federal Reserve federal funds rate, although the two are not technically linked. The Prime Rate quoted by a major U.S. bank is generally the interest rate at which that bank is willing to lend U.S. dollars to its most creditworthy borrowers, although it may not be the bank's lowest available rate.

         Loans in which the Trust invests typically have interest rates which reset at least quarterly and may reset as frequently as daily. The maximum duration of an interest rate reset on any loan in which the Trust can invest is one year. The maximum maturity on any loan in which the Trust can invest is ten years. The Trust's portfolio of loans will ordinarily have a dollar-weighted average time until the next interest rate adjustment of 90 days or less, although the time may exceed 90 days. The Trust may find it possible and appropriate to use interest rate swaps and other investment practices to shorten the effective interest rate adjustment period of loans. If the Trust does so, it will consider the shortened period to be the adjustment period of the loan. As short-term interest rates rise, interest payable to the Trust should increase. As short-term interest rates decline, interest payable to the Trust should decrease. The amount of time that will pass before the Trust experiences the effects of changing short-term interest rates will depend on the dollar-weighted average time until the next interest rate adjustment on the Trust's portfolio of loans.

         Loans usually have mandatory and optional prepayment provisions. Because of prepayments, the actual remaining maturity of a loan may be considerably less than its stated maturity. If a loan is prepaid, the Trust will have to reinvest the proceeds in other loans or securities which may have a lower fixed spread over its base rate. In such a case, the amount of interest paid to the Trust would likely decrease.

         In the event of a change in the benchmark interest rate on a loan, the rate payable to lenders under the loan will, in turn, change at the next scheduled reset date. If the benchmark rate goes up, the Trust as lender would earn interest at a higher rate, but only on and after the reset date. If the benchmark rate goes down, the Trust as lender would earn interest at a lower rate, but only on and after the reset date.

         During normal market conditions, changes in market interest rates will affect the Trust in certain ways. The principal effect will be that the yield on the Trust's Common Shares will tend to rise or fall as market interest rates rise and fall. This is because almost all of the assets in which the Trust invests pay interest at rates which float in response to changes in market rates. However, because the interest rates on the Trust's assets reset over time, there will be an imperfect correlation between changes in market rates and changes to rates on the portfolio as a whole. This means that changes to the rate of interest paid on the portfolio as a whole will tend to lag behind changes in market rates.

         Market interest rate changes may also cause the Trust's NAV to experience moderate volatility. This is because the value of a loan asset in the Trust is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular loan, given its individual credit and other characteristics. If market interest rates change, a loan's value could be affected to the extent the interest rate paid on that loan does not reset at the same time. As discussed above, the rates of interest paid on the loans in which the Trust invests have a weighted average reset period that typically is less than 90 days. Therefore, the impact of the lag between a change in market interest rates and the change in the overall rate on the portfolio is expected to be minimal.

         Finally, to the extent that changes in market rates of interest are reflected not in a change to a base rate such as LIBOR but in a change in the spread over the base rate which is payable on loans of the type and quality in which the Trust invests, the Trust's NAV could be adversely affected. Again, this is because the value of a loan asset in the Trust is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular loan, given its individual credit and other characteristics. However, unlike changes in market rates of interest for which there is only a temporary lag before the portfolio reflects those changes, changes in a loan's value based on changes in the market spread on loans in the Trust's portfolio may be of longer duration.

OTHER INVESTMENTS

         Assets not invested in Senior Loans will generally consist of other instruments, including unsecured loans and subordinated loans up to a maximum of 5% of the Trust's net assets, short-term debt instruments with remaining maturities of 120 days or less (which may have yields tied to the Prime Rate, commercial paper rates, the federal funds rate or LIBOR) and equity securities acquired in connection with investments in loans. Short-term debt instruments may include (i) commercial paper rated A-1 by Standard & Poor's Ratings Services or P-1 by Moody's Investors Service, Inc., or of comparable quality as determined by the Investment Manager, (ii) certificates of deposit, bankers' acceptances, and other bank deposits and obligations, and (iii) securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. During periods when, in the judgment of the Investment Manager, a temporary defensive posture in the market is appropriate, the Trust may hold up to 100% of its assets in cash and/or in short-term debt instruments.

REPURCHASE AGREEMENTS

         The Trust has the ability, pursuant to its investment objective and policies, to enter into repurchase agreements. Such agreements may be considered to be loans by the Trust for purposes of the 1940 Act. Each repurchase agreement must be collateralized fully, in accordance with the provisions of Rule 5b-3 under the 1940 Act, at all times. Pursuant to such repurchase agreements, the Trust acquires securities from financial institutions such as brokers, dealers and banks, subject to the seller's agreement to repurchase and the Trust's agreement to resell such securities at a mutually agreed upon date and price. The term of such an agreement is generally quite short, possibly overnight or for a few days, although it may extend over a number of months (up to one year) from the date of delivery. The repurchase price generally equals the price paid by the Trust plus interest negotiated on the basis of current short-term rates (which may be more or less than the rate on the underlying portfolio security). The securities underlying a repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Investment Manager will monitor the value of the collateral. Securities subject to repurchase agreements will be held by the Custodian or in the Federal Reserve/Treasury Book-Entry System or an equivalent foreign system. If the seller defaults on its repurchase obligation, the Trust will suffer a loss to the extent that the proceeds from a sale of the underlying securities is less than the repurchase price under the agreement. Bankruptcy or insolvency of such a defaulting seller may cause the Trust's rights with respect to such securities to be delayed or limited. To mitigate this risk, the Trust may only enter into repurchase agreements that qualify for an exclusion from any automatic stay of creditors' rights against the counterparty under applicable insolvency law in the event of the counterparty's insolvency.

REVERSE REPURCHASE AGREEMENTS

         The Trust has the ability, pursuant to its investment objective and policies, to enter into reverse repurchase agreements. A reverse repurchase agreement is an instrument under which the Trust may sell an underlying debt instrument and simultaneously obtain the commitment of the purchaser to sell the security back to the Trust at an agreed upon price on an agreed upon date. Reverse repurchase agreements will be considered borrowings by the Trust, and as such are subject to the restrictions on borrowing. Borrowings by the Trust create an opportunity for greater total return, but at the same time, increase exposure to capital risk. The Trust will maintain in a segregated account with its custodian cash or liquid high grade portfolio securities in an amount sufficient to cover its obligations with respect to the reverse repurchase agreements. The Trust will receive payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. Regulations of the Commission require either that securities sold by the Trust under a reverse repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Trust's books and records pending repurchase. Reverse repurchase agreements may involve certain risks in the event of default or insolvency of the other party, including possible loss from delays or restrictions upon the Trust's ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Trust under a reverse repurchase agreement could decline below the price at which the Trust is obligated to repurchase them.

LENDING LOANS AND OTHER PORTFOLIO INSTRUMENTS

         To generate additional income, the Trust may lend its portfolio securities including an interest in a Senior Loan, in an amount up to 33 1/3% of total Trust assets to broker-dealers, major banks, or other recognized domestic institutional borrowers of securities. No lending may be made with any companies affiliated with the Investment Manager. During the time portfolio securities are on loan, the borrower pays the Trust any dividends or interest paid on such securities, and the Trust may invest the cash collateral and earn additional income, or it may receive an agreed-upon amount of interest income from the borrower who has delivered equivalent collateral or a letter of credit. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower fail financially.

         The Trust may seek to increase its income by lending financial instruments in its portfolio in accordance with present regulatory policies, including those of the Board of Governors of the Federal Reserve System and the Commission. The lending of financial instruments is a common practice in the securities industry. The loans are required to be secured continuously by collateral, consistent with the requirements of the 1940 Act discussed below, maintained on a current basis at an amount at least equal to the market value of the portfolio instruments loaned. The Trust has the right to call a loan and obtain the portfolio instruments loaned at any time on such notice as specified in the transaction documents. For the duration of the loan, the Trust will continue to receive the equivalent of the interest paid by the issuer on the portfolio instruments loaned and may also receive compensation for the loan of the financial instrument. Any gain or loss in the market price of the instruments loaned that may occur during the term of the loan will be for the account of the Trust.

         The Trust may lend its portfolio instruments so long as the terms and the structure of such loans are not inconsistent with the requirements of the 1940 Act, which currently require that (a) the borrower pledge and maintain with the Trust collateral consisting of cash, a letter of credit issued by a domestic U.S. bank, or securities issued or guaranteed by the U.S. government having a value at all times not less than 100% of the value of the instruments loaned,
(b) the borrowers add to such collateral whenever the price of the instruments loaned rises (i.e., the value of the loan is "marked to market" on a daily basis), (c) the loan be made subject to termination by the Trust at any time, and (d) the Trust receives reasonable interest on the loan (which may include the Trust's investing any cash collateral in interest bearing short-term investments), any distributions on the loaned instruments and increase in their market value. The Trust may lend its portfolio instruments to member banks of the Federal Reserve System, members of the New York Stock Exchange ("NYSE") or other entities determined by the Investment Manager to be creditworthy. All relevant facts and circumstances, including the creditworthiness of the qualified institution, will be monitored by the Investment Manager, and will be considered in making decisions with respect to the lending of portfolio instruments.

         The Trust may pay reasonable negotiated fees in connection with loaned instruments. In addition, voting rights may pass with loaned securities, but if a material event were to occur affecting such a loan, the Trust will retain the right to call the loan and vote the securities. If a default occurs by the other party to such transaction, the Trust will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws which could materially and adversely affect the Trust's rights as a creditor. However, the loans will be made only to firms deemed by the Investment Manager to be of good financial standing and when, in the judgment of the Investment Manager, the consideration which can be earned currently from loans of this type justifies the attendant risk.

INTEREST RATE HEDGING TRANSACTIONS

         The Trust has the ability, pursuant to its investment objectives and policies, to engage in certain hedging transactions including interest rate swaps and the purchase or sale of interest rate caps and floors. The Trust may undertake these transactions primarily for the following reasons: to preserve a return on or value of a particular investment or portion of the Trust's portfolio, to protect against decreases in the anticipated rate of return on floating or variable rate financial instruments which the Trust owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the Trust's portfolio. Market conditions will determine whether and in what circumstances the Trust would employ any of the hedging techniques described below.

         Interest rate swaps involve the exchange by the Trust with another party of their respective commitments to pay or receive interest, e.g., an exchange of an obligation to make floating rate payments on a specified dollar amount referred to as the "notional" principal amount for an obligation to make fixed rate payments. For example, the Trust may seek to shorten the effective interest rate redetermination period of a Senior Loan in its portfolio that has an interest rate redetermination period of one year. The Trust could exchange its right to receive fixed income payments for one year from a borrower for the right to receive payments under an obligation that readjusts monthly. In such an event, the Trust would consider the interest rate redetermination period of such Senior Loan to be the shorter period. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate floor. The Trust will not enter into swaps, caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Trust or to the extent the purchase of swaps, caps or floors would be inconsistent with the Trust's other investment restrictions.

         The Trust will not treat swaps covered in accordance with applicable regulatory guidance as senior securities. The Trust will usually enter into interest rate swaps on a net basis, i.e., where the two parties make net payments with the Trust receiving or paying, as the case may be, only the net amount of the two payments. The net amount of the excess, if any, of the Trust's obligations over its entitlement with respect to each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate NAV at least equal to the accrued excess will be maintained in a segregated account. If the Trust enters into a swap on other than a net basis, the Trust will maintain in the segregated account the full amount of the Trust's obligations under each such swap. The Trust may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the NYSE or other entities determined by ING Investments. If a default occurs by the other party to such transaction, the Trust will have contractual remedies pursuant to the agreements related to the transaction but such remedies may be subject to bankruptcy and insolvency laws which could materially and adversely affect the Trust's rights as a creditor.

         The swap, cap and floor market has grown substantially in recent years with a large number of banks and financial services firms acting both as principals and as agents utilizing standardized swap documentation. As a result, this market has become relatively liquid. There can be no assurance, however, that the Trust will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Investment Manager believes are advantageous to the Trust. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Trust will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.

         The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of the Trust's portfolio securities and depends on the Investment Manager's ability to predict correctly the direction and degree of movements in interest rates. Although the Trust believes that use of the hedging and risk management techniques described above will benefit the Trust, if the Investment Manager's judgment about the direction or extent of the movement in interest rates is incorrect, the Trust's overall performance would be worse than if it had not entered into any such transactions. The Trust will incur brokerage and other costs in connection with its hedging transactions.

ORIGINATING SENIOR LOANS

         The Trust has the ability to act as an "agent" in originating and administering a loan on behalf of all lenders or as one of a group of "co-agents" in originating Senior Loans. The agent is required to administer and manage the Senior Loan and to service or monitor the collateral. The agent is also responsible for the collection of principal and interest and fee payments from the borrower and the apportionment of these payments to the credit of all lenders which are parties to the loan agreement. The agent is charged with the responsibility of monitoring compliance by the borrower with the restrictive covenants in the loan agreement and of notifying the lenders of any adverse change in the borrower's financial condition. In addition, the agent generally is responsible for determining that the lenders have obtained a perfected security interest in the collateral securing the Senior Loan.

         Lenders generally rely on the agent to collect their portion of the payments on a Senior Loan and to use the appropriate creditor remedies against the borrower. Typically under loan agreements, the agent is given broad discretion in enforcing the loan agreement and is obligated to use the same care it would use in the management of its own property. The borrower compensates the agent for these services. Such compensation may include special fees paid on structuring and funding the Senior Loan and other fees on a continuing basis. The precise duties and rights of an agent are defined in the loan agreement.

         When the Trust is an agent, it has, as a party to the loan agreement, a direct contractual relationship with the borrower and, prior to allocating portions of the Senior Loan to the lenders, if any, assumes all risks associated with the Senior Loan. The agent may enforce compliance by the borrower with the terms of the loan agreement. Agents also have voting and consent rights under the applicable loan agreement. Action subject to agent vote or consent generally requires the vote or consent of the holders of some specified percentage of the outstanding principal amount of the Senior Loan, which percentage varies depending on the relative loan agreement. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or relating collateral therefor, frequently require the unanimous vote or consent of all lenders affected.

         Pursuant to the terms of a loan agreement, the agent typically has sole responsibility for servicing and administering a loan on behalf of the other lenders. Each lender in a Senior Loan is generally responsible for performing its own credit analysis and its own investigation of the financial condition of the borrower. Generally, loan agreements will hold the agent liable for any action taken or omitted that amounts to gross negligence or willful misconduct. In the event of a borrower's default on a loan, the loan agreements provide that the lenders do not have recourse against the Trust for its activities as agent. Instead, lenders will be required to look to the borrower for recourse.

         Acting in the capacity of an agent in a Senior Loan may subject the Trust to certain risks in addition to those associated with the Trust's current role as lender. An agent is charged with the above described duties and responsibilities to lenders and borrowers subject to the terms of the loan agreement. Failure to adequately discharge such responsibilities in accordance with the standard of care set forth in the loan agreement may expose the Trust to liability for breach of contract. If a relationship of trust is found between the agent and the lenders, the agent will be held to a higher standard of conduct in administering the loan. In consideration of such risks, the Trust will invest no more than 10% of its total assets in Senior Loans in which it acts as agent or co-agent and the size of any individual loan will not exceed 5% of the Trust's total assets.

ADDITIONAL INFORMATION ON SENIOR LOANS

         Senior Loans are direct obligations of corporations or other business entities and are arranged by banks or other commercial lending institutions and made generally to finance internal growth, mergers, acquisitions, stock repurchases, and leveraged buyouts. Senior Loans usually include restrictive covenants which must be maintained by the borrower. Such covenants, in addition to the timely payment of interest and principal, may include mandatory prepayment provisions arising from free cash flow and restrictions on dividend payments, and usually state that a borrower must maintain specific minimum financial ratios as well as establishing limits on total debt. A breach of covenant, which is not waived by the agent, is normally an event of acceleration, i.e., the agent has the right to call the outstanding Senior Loan. In addition, loan covenants may include mandatory prepayment provisions stemming from free cash flow. Free cash flow is cash that is in excess of capital expenditures plus debt service requirements of principal and interest. The free cash flow shall be applied to prepay the Senior Loan in an order of maturity described in the loan documents. Under certain interests in Senior Loans, the Trust may have an obligation to make additional loans upon demand by the borrower. The Trust intends to reserve against such contingent obligations by segregating sufficient assets in high quality short-term liquid investments or borrowing to cover such obligations.

         In a typical interest in a Senior Loan, the agent administers the loan and has the right to monitor the collateral. The agent is also required to segregate the principal and interest payments received from the borrower and to hold these payments for the benefit of the lenders. The Trust normally looks to the agent to collect and distribute principal of and interest on a Senior Loan. Furthermore, the Trust looks to the agent to use normal credit remedies, such as to foreclose on collateral, monitor credit loan covenants, and notify the lenders of any adverse changes in the borrower's financial condition or declarations of insolvency. At times the Trust may also negotiate with the agent regarding the agent's exercise of credit remedies under a Senior Loan. The agent is compensated for these services by the borrower as set forth in the loan agreement. Such compensation may take the form of a fee or other amount paid upon the making of the Senior Loan and/or an ongoing fee or other amount.

         The loan agreements in connection with Senior Loans set forth the standard of care to be exercised by the agents on behalf of the lenders and usually provide for the termination of the agent's agency status in the event that it fails to act properly, becomes insolvent, enters FDIC receivership, or if not FDIC insured, enters into bankruptcy or if the agent resigns. In the event an agent is unable to perform its obligations as agent, another lender would generally serve in that capacity.

         The Trust believes that the principal credit risk associated with acquiring Senior Loans from another lender is the credit risk associated with the borrower of the underlying Senior Loan. The Trust may incur additional credit risk, however, when the Trust acquires a participation in a Senior Loan from another lender because the Trust must assume the risk of insolvency or bankruptcy of the other lender from which the Senior Loan was acquired.

         Senior Loans, unlike certain bonds, usually do not have call protection. This means that investments comprising the Trust's portfolio, while having a stated one to ten-year term, may be prepaid, often without penalty. The Trust generally holds Senior Loans to maturity unless it has become necessary to sell them to satisfy any shareholder tender offers or to adjust the Trust's portfolio in accordance with the Investment Managers' view of current or expected economic or specific industry or borrower conditions.

         Senior Loans frequently require full or partial prepayment of a loan when there are asset sales or a securities issuance. Prepayments on Senior Loans may also be made by the borrower at its election. The rate of such prepayments may be affected by, among other things, general business and economic conditions, as well as the financial status of the borrower. Prepayment would cause the actual duration of a Senior Loan to be shorter than its stated maturity. Prepayment may be deferred by the Trust. This should, however, allow the Trust to reinvest in a new loan and recognize as income any unamortized loan fees. In many cases this will result in a new facility fee payable to the Trust.

         Because interest rates paid on these Senior Loans fluctuate periodically with the market, it is expected that the prepayment and a subsequent purchase of a new Senior Loan by the Trust will not have a material adverse impact on the yield of the portfolio. See "Portfolio Transactions."

         Under a Senior Loan, the borrower generally must pledge as collateral assets which may include one or more of the following: cash, accounts receivable, inventory, property, plant and equipment, both common and preferred stock in its subsidiaries, trademarks, copyrights, patent rights and franchise value. The Trust may also receive guarantees as a form of collateral. In some instances, a Senior Loan may be secured only by stock in a borrower or its affiliates. There is no assurance, however, that the borrower would provide additional collateral or that the liquidation of the existing collateral would satisfy the borrower's obligation in the event of nonpayment of scheduled interest or principal, or that such collateral could be readily liquidated.

         The Trust may be required to pay and receive various fees and commissions in the process of purchasing, selling and holding Senior Loans. The fee component may include any, or a combination of, the following elements: arrangement fees, non-use fees, facility fees, letter of credit fees and ticking fees. Arrangement fees are paid at the commencement of a loan as compensation for the initiation of the transaction. A non-use fee is paid based upon the amount committed but not used under the loan. Facility fees are on-going annual fees paid in connection with a loan. Letter of credit fees are paid if a loan involves a letter of credit. Ticking fees are paid from the initial commitment indication until loan closing if for an extended period. The amount of fees is negotiated at the time of transaction.

         In order to allow national banks to purchase shares of the Trust for their own accounts without limitation, the Trust invests only in obligations which are eligible for purchase by national banks for their own accounts pursuant to the provisions of paragraph seven of Section 24 of the U.S. Code Title 12. National banks which are contemplating purchasing shares of the Trust for their own accounts should refer to Banking Circular 220, issued by the U.S. Comptroller of the Currency on November 21, 1986, for a description of certain considerations applicable to such purchases.

                              TRUSTEES AND OFFICERS

BOARD OF TRUSTEES. The Trust is governed by its Board of Trustees. A Trustee who is not an interested person of the Trust, as defined in the 1940 Act, is an independent trustee ("Independent Trustee"). The Trustees of the Trust are listed below.

---------------------------- ----------- --------- ----------------------------------------- ---------- --------------------------
                                          Term of                                            Number of
                                          Office                                             Portfolios
                                           and                                                in Fund
                             Position(s)  Length                                              Complex
                              held with   of Time           Principal Occupation(s) -         overseen  Other Directorships held
     Name, Address and Age      Trust    Served(1)         during the Past 5 Years           by Trustee        by Trustee
---------------------------- ----------- --------- ----------------------------------------- ---------- --------------------------
Independent Trustees
---------------------------- ----------- --------- ----------------------------------------- ---------- --------------------------
Paul S. Doherty              Trustee     October   Mr. Doherty is President and Partner,         107    Trustee, GCG Trust
7337 E. Doubletree Ranch Rd.             1999 -    Doherty, Wallace, Pillsbury and Murphy,              (February 2002 - Present).
Scottsdale, Arizona 85258                Present   P.C., Attorneys (1996 - Present);
Date of Birth:  04/28/1934                         Director, Tambrands, Inc. (1993 - 1998);
                                                   and Trustee of each of the funds managed
                                                   by Northstar Investment Management
                                                   Corporation (1993 - 1999).
---------------------------- ----------- --------- ----------------------------------------- ---------- --------------------------
J. Michael Earley            Trustee     February  President and Chief Executive Officer,        107    Trustee, GCG Trust (1997 -
7337 E. Doubletree Ranch Rd.             2002 -    Bankers Trust Company, N.A. (1992 -                  Present).
Scottsdale, Arizona 85258                Present   Present).
Date of Birth:  05/02/1945
---------------------------- ----------- --------- ----------------------------------------- ---------- --------------------------
R. Barbara Gitenstein        Trustee     February  President, College of New Jersey (1999 -      107   Trustee, GCG Trust (1997 -
7337 E. Doubletree Ranch Rd.             2002 -    Present). Formerly, Executive Vice                  Present).
Scottsdale, Arizona 85258                Present   President and Provost, Drake University
Date of Birth:  02/18/1948                         (1992 - 1998).
---------------------------- ----------- --------- ----------------------------------------- ---------- --------------------------
Walter H. May                Trustee     October   Retired. Formerly, Managing Director and      107    Trustee, GCG Trust
7337 E. Doubletree Ranch Rd.             1999 -    Director of Marketing, Piper Jaffray,                (February 2002 - Present)
Scottsdale, Arizona 85258                Present   Inc.; Trustee of each of the funds                   and Best Prep Charity
Date of Birth:  12/21/1936                         managed by Northstar Investment                      (1991 - Present).
                                                   Management Corporation (1996 - 1999).

---------------------------- ----------- --------- ----------------------------------------- ---------- --------------------------
                                          Term of                                            Number of
                                          Office                                             Portfolios
                                           and                                                in Fund
                             Position(s)  Length                                              Complex
                              held with   of Time           Principal Occupation(s) -         overseen  Other Directorships held
     Name, Address and Age      Trust    Served(1)         during the Past 5 Years           by Trustee        by Trustee
---------------------------- ----------- --------- ----------------------------------------- ---------- --------------------------
Jock Patton                  Trustee     August    Private Investor (June 1997 - Present).       107    Trustee, GCG Trust
7337 E. Doubletree Ranch Rd.             1995 -    Formerly, Director and Chief Executive               (February 2002 - Present);
Scottsdale, Arizona 85258                Present   Officer, Rainbow Multimedia Group, Inc.              Director, Hypercom, Inc.
Date of Birth:  12/11/1945                         (January 1999 - December 2001); Director             (January 1999 - Present);
                                                   of Stuart Entertainment, Inc.; Director              JDA Software Group, Inc.
                                                   of Artisoft, Inc. (1994 - 1998).                     (January 1999 - Present);
                                                                                                        Buick of Scottsdale, Inc.;
                                                                                                        National Airlines, Inc.; BG
                                                                                                        Associates, Inc.; BK
                                                                                                        Entertainment, Inc.; and
                                                                                                        Arizona Rotorcraft, Inc.
---------------------------- ----------- --------- ----------------------------------------- ---------- --------------------------
David W.C. Putnam            Trustee     October   President and Director, F.L. Putnam           107    Trustee, GCG Trust
7337 E. Doubletree Ranch Rd.             1999 -    Securities Company, Inc. and its                     (February 2002 - Present),
Scottsdale, Arizona 85258                Present   affiliates; President, Secretary and                 Anchor International Bond
Date of Birth:  10/08/1939                         Trustee, The Principled Equity Market                Trust (December 2000 -
                                                   Fund.  Formerly, Trustee, Trust Realty               Present); F.L. Putnam
                                                   Corp.; Anchor Investment Trust; Bow Ridge            Foundation (December 2000
                                                   Mining Company and each of the funds                 - Present); Progressive
                                                   managed by Northstar Investment                      Capital Accumulation Trust
                                                   Management Corporation (1994 - 1999).                (August 1998 - Present);
                                                                                                        Principled Equity Market
                                                                                                        Fund (November 1996 -
                                                                                                        Present), Mercy Endowment
                                                                                                        Foundation (1995 -
                                                                                                        Present); Director, F.L.
                                                                                                        Putnam Investment
                                                                                                        Management Company
                                                                                                        (December 2001 -
                                                                                                        Present); Asian American
                                                                                                        Bank and Trust Company
                                                                                                        (June 1992 - Present); and
                                                                                                        Notre Dame Health Care
                                                                                                        Center (1991 - Present)
                                                                                                        F.L. Putnam Securities
                                                                                                        Company, Inc. (June 1978 -
                                                                                                        Present); and an Honorary
                                                                                                        Trustee, Mercy Hospital
                                                                                                        (1973 - Present).
---------------------------- ----------- --------- ----------------------------------------- ---------- --------------------------
Blaine E. Rieke              Trustee     February  General Partner, Huntington Partners          107    Trustee, GCG Trust
7337 E. Doubletree Ranch Rd.             2001 -    (January 1997 - Present).  Chairman of               (February 2002 - Present)
Scottsdale, Arizona 85258                Present   the Board and Trustee of each of the                 and Morgan Chase Trust
Date of Birth:  09/10/1933                         funds managed by ING Investment                      Co. (January 1998 -
                                                   Management Co. LLC (November 1998 -                  Present).
                                                   February 2001).
---------------------------- ----------- --------- ----------------------------------------- ---------- --------------------------

                                       13

---------------------------- ----------- --------- ----------------------------------------- ---------- --------------------------
                                          Term of                                            Number of
                                          Office                                             Portfolios
                                           and                                                in Fund
                             Position(s)  Length                                              Complex
                              held with   of Time           Principal Occupation(s) -         overseen  Other Directorships held
     Name, Address and Age      Trust    Served(1)         during the Past 5 Years           by Trustee        by Trustee
---------------------------- ----------- --------- ----------------------------------------- ---------- --------------------------
Roger B. Vincent             Trustee     February  President, Springwell Corporation (1989 -     107    Trustee, GCG Trust (1994 -
7337 E. Doubletree Ranch Rd.             2002 -    Present).  Formerly, Director, Tatham                Present); and Director,
Scottsdale, Arizona 85258                Present   Offshore, Inc. (1996 - 2000).                        AmeriGas Propane, Inc.
Date of Birth:  08/26/1945                                                                              (1998 - Present).
---------------------------- ----------- --------- ----------------------------------------- ---------- --------------------------
Richard A. Wedemeyer         Trustee     February  Retired.  Mr. Wedemeyer was formerly Vice     107    Trustee, GCG Trust
7337 E. Doubletree Ranch Rd.             2001 -    President - Finance and Administration,              (February 2002 -
Scottsdale, Arizona 85258                Present   Channel Corporation (June 1996 - April               Present) and Touchstone
Date of Birth:  03/23/1936                         2002).  Formerly, Vice President,                    Consulting Group (1997 -
                                                   Operations and Administration, Jim Henson            Present).
                                                   Productions (1979 - 1997); Trustee, First
                                                   Choice Funds (1997 - 2001); and of each
                                                   of the funds managed by ING Investment
                                                   Management Co. LLC (1998 - 2001).
---------------------------- ----------- --------- ----------------------------------------- ---------- --------------------------
Trustees who are "Interested Persons"
---------------------------- ----------- --------- ----------------------------------------- ---------- --------------------------
Thomas J. McInerney(2)       Trustee     February  Chief Executive Officer, ING U.S.             161    Trustee, GCG Trust
7337 E. Doubletree Ranch Rd.             2001 -    Financial Services (September 2001 -                 (February 2002 - Present);
Scottsdale, Arizona 85258                Present   Present); General Manager and Chief                  Equitable Life Insurance
Date of Birth:  05/05/1956                         Executive Officer, ING U.S. Worksite                 Co., Golden American Life
                                                   Financial Services (December 2000 -                  Insurance Co., Life
                                                   Present); Member, ING Americas Executive             Insurance Company of
                                                   Committee (2001 - Present); President,               Georgia, Midwestern United
                                                   Chief Executive Officer and Director of              Life Insurance Co.,
                                                   Northern Life Insurance Company (March               ReliaStar Life Insurance
                                                   2001 - October 2002), ING Aeltus Holding             Co., Security Life of
                                                   Company, Inc. (2000 - Present), ING                  Denver, Security
                                                   Retail Holding Company (1998 - Present),             Connecticut Life Insurance
                                                   ING Life Insurance and Annuity Company               Co., Southland Life
                                                   (September 1997 - November 2002) and ING             Insurance Co., USG Annuity
                                                   Retirement Holdings, Inc. (1997 -                    and Life Company, and
                                                   Present).  Formerly, General Manager and             United Life and Annuity
                                                   Chief Executive Officer, ING Worksite                Insurance Co. Inc. (March
                                                   Division (December 2000 - October 2001),             2001 - Present); Director,
                                                   President, ING-SCI, Inc. (August 1997 -              Ameribest Life Insurance
                                                   December 2000); President, Aetna                     Co., (March 2001 to January
                                                   Financial Services (August 1997 -                    2003); Director, First
                                                   December 2000).                                      Columbine Life Insurance
                                                                                                        Co. (March 2001 to December
                                                                                                        2002); Member of the Board,
                                                                                                        National Commission on
                                                                                                        Retirement Policy,
                                                                                                        Governor's Council on
                                                                                                        Economic Competitiveness
                                                                                                        and Technology of
                                                                                                        Connecticut, Connecticut
                                                                                                        Business and Industry
                                                                                                        Association, Bushnell;
                                                                                                        Connecticut Forum; Metro
                                                                                                        Hartford Chamber of
                                                                                                        Commerce; and is Chairman,
                                                                                                        Concerned Citizens for
                                                                                                        Effective Government.
---------------------------- ----------- --------- ----------------------------------------- ---------- --------------------------

                                       14

---------------------------- ----------- --------- ----------------------------------------- ---------- --------------------------
                                          Term of                                            Number of
                                          Office                                             Portfolios
                                           and                                                in Fund
                             Position(s)  Length                                              Complex
                              held with   of Time           Principal Occupation(s) -         overseen  Other Directorships held
     Name, Address and Age      Trust    Served(1)         during the Past 5 Years           by Trustee        by Trustee
---------------------------- ----------- --------- ----------------------------------------- ---------- --------------------------
John G. Turner(3)            Trustee     October   Chairman, Hillcrest Capital Partners (May     107    Trustee, GCG; Director,
7337 E. Doubletree Ranch Rd.             1999 -    2002 - Present); President, Turner                   Hormel Foods Corporation
Scottsdale, Arizona 85258                Present   Investment Company (January 2002                     (March 2000 - Present);
Date of Birth:  10/03/1939                         - Present). Mr. Turner was formerly Vice             Shopko Stores, Inc. (August
                                                   Chairman of ING Americas (2000 - 2002);              1999 - Present); and M.A.
                                                   Chairman and Chief Executive Officer of              Mortenson Company (March
                                                   ReliaStar Financial Corp. and ReliaStar              2002 - Present).
                                                   Life Insurance Company (1993 - 2000);
                                                   Chairman of ReliaStar United Services
                                                   Life Insurance Company (1995 - 1998);
                                                   Chairman of ReliaStar Life Insurance
                                                   Company of New York (1995 - 2001);
                                                   Chairman of Northern Life Insurance
                                                   Company (1992 - 2001); Chairman and
                                                   Trustee of the Northstar affiliated
                                                   investment companies (1993 - 2001) and
                                                   Director, Northstar Investment Management
                                                   Corporation and its affiliates (1993 -
                                                   1999 ).
---------------------------- ----------- --------- ----------------------------------------- ---------- --------------------------

(1)  Trustees serve until their successors are duly elected and qualified
(2) Mr. McInerney is an "interested person," as defined by the 1940 Act, because of his affiliation with ING U.S. Worksite Financial Services, an affiliate of ING Investments, LLC
(3) Mr. Turner is an "interested person," as defined by the 1940 Act, because of his affiliation with ING Americas, an affiliate of ING Investments, LLC.

OFFICERS

Information about the Trust's officers are set forth in the table below:

--------------------------------- --------------------------------- -----------------------------------------------
Name, Address and Age             Positions Held with the Trust     Term of Office and Length of Time Served (1)(2)
--------------------------------- --------------------------------- -----------------------------------------------
James M. Hennessy                 President and Chief Executive     February 2001 - Present
7337 E. Doubletree Ranch Rd.      Officer
Scottsdale, Arizona 85258
Date of Birth:  04/09/1949        Chief Operating Officer           July 2000 - Present












--------------------------------- --------------------------------- -----------------------------------------------
Michael J. Roland                 Executive Vice President, and     March 2002 - Present
7337 E. Doubletree Ranch Rd.      Assistant Secretary
Scottsdale, Arizona 85258
Date of Birth:  05/30/1958        Chief Financial Officer           June 1998 - Present

                                  Senior Vice President             June 1998 - February 2002





--------------------------------- --------------------------------- -----------------------------------------------
Robert S. Naka                     Senior Vice President             November 1999 - Present
7337 E. Doubletree Ranch Rd.
Scottsdale, Arizona 85258
Date of Birth:  06/17/1963
                                  Assistant Secretary               July 1996 - Present





--------------------------------- --------------------------------- -----------------------------------------------
Robyn L. Ichilov                  Vice President                    November 1997 - Present
7337 E. Doubletree Ranch Rd.
Scottsdale, Arizona 85258
Date of Birth:  09/25/1967
--------------------------------- --------------------------------- -----------------------------------------------

-----------------------------------------------------------------
    Principal Occupation(s) During the Last Five Years (3)
--------------------------------------------------------------------
President and Chief Executive Officer, ING Capital Corporation,
LLC, ING Funds Services, LLC, ING Advisors, Inc., ING
Investments, LLC, Lexington Funds Distributor, Inc., Express
America T.C., Inc. and EAMC Liquidation Corp. (December 2001 -
Present); Executive Vice President and Chief Operating Officer
and ING Funds Distributor, LLC (June 2000 - Present).
Formerly, Executive Vice President and Chief Operating Officer,
ING Quantitative Management, Inc. (October 2001 - September
2002), Senior Executive Vice President (June 2000 - December
2000) and Secretary (April 1995 - December 2000), ING Capital
Corporation, LLC, ING Funds Services, LLC, ING Investments,
LLC, ING Advisors, Inc., Express America T.C., Inc. and EAMC
Liquidation Corp.; Executive Vice President, ING Capital
Corporation, LLC and its affiliates (May 1998 - June 2000); and
Senior Vice President, ING Capital Corporation, LLC and its
affiliates (April 1995 - April 1998).
--------------------------------------------------------------------
Executive Vice President, Chief Financial Officer and
Treasurer, ING Funds Services, LLC, ING Funds Distributor, LLC,
ING Advisors, Inc., ING Investments, LLC, Inc., Lexington Funds
Distributor, Inc., Express America T.C., Inc. and EAMC
Liquidation Corp. (December 2001 - Present).  Formerly,
Executive Vice President, Chief Financial Officer and Treasurer
ING Quantitative Management (December 2001 - September 2002),
Senior Vice President, ING Funds Services, LLC, ING
Investments, LLC and ING Funds Distributor, LLC (June 1998 -
December 2001) and Chief Financial Officer of Endeavor Group
(April 1997 - June 1998).
--------------------------------------------------------------------
Senior Vice President and Assistant Secretary, ING Funds
Services, LLC, ING Funds Distributor, LLC, ING Advisors, Inc.,
ING Capital Corporation, LLC, ING Investments, LLC (October
2001 - Present) and Lexington Funds Distributor, Inc. (December
2001 - Present).  Formerly, Senior Vice President and Assistant
Secretary, ING Quantitative Management, Inc. (October 2001 -
September 2002), Vice President, ING Investments, LLC (April
1997 - October 1999), ING Funds Services, LLC (February 1997 -
August 1999) and Assistant Vice President, ING Funds Services,
LLC (August 1995 - February 1997).
--------------------------------------------------------------------
Vice President, ING Funds Services, LLC (October 2001 -
Present) and ING Investments, LLC (August 1997 - Present);
Accounting Manager, ING Investments, LLC (November 1995 -
Present).
--------------------------------------------------------------------

                                       16

--------------------------------- --------------------------------- -----------------------------------------------
Name, Address and Age             Positions Held with the Trust     Term of Office and Length of Time Served (1)(2)
--------------------------------- --------------------------------- -----------------------------------------------
Kimberly A. Anderson              Vice President and Secretary      February 2001 - Present
7337 E. Doubletree Ranch Rd.
Scottsdale, Arizona 85258
Date of Birth:  07/25/1964




--------------------------------- --------------------------------- -----------------------------------------------
Sue Kinens                        Assistant Vice President and      February 2003 - Present
7337 E. Doubletree Ranch Rd.
Scottsdale, Arizona 85258
Date of Birth:  12/31/1976        Assistant Secretary
--------------------------------- --------------------------------- -----------------------------------------------
Todd Modic                        Assistant Vice President          August 2001 - Present
7337 E. Doubletree Ranch Rd.
Scottsdale, Arizona 85258
Date of Birth:  11/03/1967

--------------------------------- --------------------------------- -----------------------------------------------


--------------------------------- --------------------------------- -----------------------------------------------
Maria M. Anderson                 Assistant Vice President          August 2001 - Present
7337 E. Doubletree Ranch Rd.
Scottsdale, Arizona 85258
Date of Birth:  05/29/1958

--------------------------------- --------------------------------- -----------------------------------------------
Daniel Norman                     Senior Vice President             April 1995 - Present
7337 E. Doubletree Ranch Rd.      Co-Senior Portfolio Manager       February 1992 - Present
Scottsdale, Arizona 85258
Date of Birth: 12/29/1957         Treasurer                         June 1997 - Present
--------------------------------- -------------------------------- ------------------------------------------------
Jeffrey A. Bakalar                Senior Vice President            November 1999 - Present
7337 E. Doubletree Ranch Rd.
Scottsdale, Arizona 85258         Co-Senior Portfolio
Date of Birth: 12/15/1959         Manager                          January 1998 - Present

--------------------------------- -------------------------------- ------------------------------------------------
Elliot Rosen                      Senior Vice President            May 2002 - Present
7337 E. Doubletree Ranch Rd.
Scottsdale, Arizona 85258
Date of Birth: 05/07/1953
--------------------------------- -------------------------------- ------------------------------------------------

-----------------------------------------------------------------
    Principal Occupation(s) During the Last Five Years (3)
--------------------------------------------------------------------
Vice President and Secretary, ING Funds Services, LLC, ING
Funds Distributor, LLC, ING Advisors, Inc., ING Investments,
LLC (October 2001 - Present) and Lexington Funds Distributor,
Inc. (December 2001 - Present).  Formerly, Vice President, ING
Quantitative Management, Inc. (October 2001 - September 2002);
Assistant Vice President, ING Funds Services, LLC (November
1999 - January 2001) and has held various other positions with
ING Funds Services, LLC for more than the last five years.
--------------------------------------------------------------------
Assistant Vice President and Assistant Secretary, ING Funds
Services, LLC (December 2002 - Present); and has held various other positions with ING Funds Services, LLC for the last five years.
--------------------------------------------------------------------
Director of Financial Reporting, ING Investments, LLC (March
2001 - Present).  Formerly, Director of Financial Reporting,
Axient Communications, Inc. (May 2000 - January 2001) and
Director of Finance, Rural/Metro Corporation (March 1995 - May
2000).
--------------------------------------------------------------------


--------------------------------------------------------------------
Assistant Vice President, ING Funds Services, LLC (October 2001
- Present).  Formerly, Manager of Fund Accounting and Fund
Compliance, ING Investments, LLC (September 1999 - November
2001); Section Manager of Fund Accounting, Stein Roe Mutual
Analyst, Stein Roe Mutual Funds (August 1997 - July 1998).
--------------------------------------------------------------------
Senior Vice President, ING Investments, LLC (December 1994 -
Present); and ING Funds Distributor, LLC (December 1995 -
Present); has served as an officer of other affiliates of ING since February 1992.
--------------------------------------------------------------------
Senior Vice President, ING Investments, LLC (November 1999 -
Present). Formerly, Vice President and Assistant Portfolio
Manager, ING Investments, LLC (February 1998 - November 1999);
Vice President of The Communications Positions of First National
Bank of Chicago (July 1994 - January 1998).
--------------------------------------------------------------------
Senior Vice President, ING Investments, LLC (February 1999 -
Present).  Formerly, Senior Vice President IPS-Sendero (May 1997 -
February 1999) and President of Sendero, which merged into IPS
(August 1993 - May 1997).
--------------------------------------------------------------------

                                       17

--------------------------------- --------------------------------- -----------------------------------------------
Name, Address and Age             Positions Held with the Trust     Term of Office and Length of Time Served (1)(2)
--------------------------------- --------------------------------- -----------------------------------------------
William H.  Rivoir III            Senior Vice President and
7337 E. Doubletree Ranch Rd.      Assistant Secretary              February 2001 - Present
Scottsdale, Arizona 85258
Date of Birth: 01/19/1951











--------------------------------- -------------------------------- ------------------------------------------------
Curtis F. Lee                     Senior Vice President and        January 2001 - Present
7337 E. Doubletree Ranch Rd.      Chief Credit Officer
Scottsdale, Arizona 85258
Date of Birth: 06/05/1954

--------------------------------- -------------------------------- ------------------------------------------------

--------------------------------------------------------------------
    Principal Occupation(s) During the Last Five Years (3)
--------------------------------------------------------------------
Senior Vice President and Secretary of ING Capital Corporation,
LLC and ING Funds Services, LLC (February 2001 - Present), ING
Funds Distributor, LLC, ING Advisors, Inc. and ING Investments,
LLC. (October 2001 - Present), Senior Vice President and
Secretary, ING Quantitative Management, Inc. (October 2001 -
September 2002). Lexington Funds Distributor, Inc., ING Pilgrim
Funding, Inc., Pilgrim America Financial, Inc., Express America
TC, Inc. and EAMC Liquidation Corp. (December 2001 - Present).
Formerly, Senior Vice President and Assistant Secretary of ING
Funds Services, LLC (June 1998 - Present), ING Investments, LLC,
and Pilgrim America Financial, Inc. (February 1999 - Present),
Senior Vice President of ING Investments, LLC (December - Present
1998) and Assistant Secretary of ING Funds Distributor, LLC
(February 1999 - Present) and ING Investments, LLC (June 1998 -
Present).
--------------------------------------------------------------------
Senior Vice President and Chief Credit Officer - Senior Loans of
ING Investments, LLC (August 1999 - Present). Formerly, held a series of positions with Standard Chartered Bank in the credit approval and problem loan management functions (August 1992 - June
1999).
--------------------------------------------------------------------

(1) The officers hold office until the next annual meeting of the Trustees and until their successors shall have been elected and qualified.

(2) Prior to May 1999, the Pilgrim family of funds consisted of 5 registrants with 8 series. As of May 24, 1999, the former Nicholas-Applegate Capital Management funds (consisting of 1 registrant with 11 series) joined the fund complex and the fund complex retained the name "Pilgrim Funds." On November 16, 1999, the former Northstar funds (consisting of 9 registrants with 22 series) joined the fund complex and the fund complex retained the name "Pilgrim Funds." On July 26, 2000, the former Lexington funds (consisting of 14 registrants with 14 series) joined the fund complex and the fund complex retained the name "Pilgrim Funds." On March 23, 2001, the original ING funds (consisting of 2 registrants with 18 series) joined the fund complex and the fund complex retained the name "Pilgrim Funds." On March 1, 2002, the former Aetna funds (consisting of 8 registrants with 50 series) joined the fund complex and the name of the fund complex name changed to "ING Funds.

(3) The following documents the evolution of the name of each ING corporate entity referenced in the above biographies:


ING INVESTMENTS, LLC (MARCH 2002 - NAME CHANGED FROM ING PILGRIM INVESTMENTS, LLC)
----------------------------------------------------------------------------------
ING Mutual Funds Management Co., LLC (April 2001 - merged into ING Pilgrim Investments, LLC)
ING Pilgrim Investments, Inc. (February 2001 - merged into ING Pilgrim Investments, LLC)
ING Pilgrim Investments, LLC (February 2001 - formed)
ING Pilgrim Investments, Inc. (September 2000 - name changed from Pilgrim Investments, Inc.)
Pilgrim Advisors, Inc.** (April 2000 - merged into Pilgrim Investments, Inc.)
Pilgrim Investments, Inc. (October 1998 - name changed from Pilgrim America Investments, Inc.)
Pilgrim America Investments, Inc. (April 1995 - name changed from Newco Advisory Corporation)
Newco Advisory Corporation (December 1994 - incorporated)

  **Pilgrim Advisors, Inc. (November 1999 - name changed from Northstar Investment
    Management Corporation)

ING FUNDS SERVICES, LLC (MARCH 2002 - NAME CHANGED FROM ING PILGRIM GROUP, LLC)
-------------------------------------------------------------------------------
ING Pilgrim Group, Inc. (February 2001 - merged into Pilgrim Group LLC)
ING Pilgrim Group, LLC (February 2001 - formed)
ING Pilgrim Group, Inc. (September 2000 - name changed from Pilgrim Group, Inc.)
Lexington Global Asset Managers, Inc. (July 2000 - merged into Pilgrim Group, Inc.)
Northstar Administrators, Inc. (November 1999 - merged into Pilgrim Group, Inc.)
Pilgrim Group, Inc. (October 1998 - name changed from Pilgrim American Group, Inc.)
Pilgrim America Group, Inc. (April 1995 - name changed from Newco Holdings Management Corporation)
Newco Holdings Management Corporation (December 1994 - incorporated)

                                       18

ING FUNDS DISTRIBUTOR, LLC.  (OCTOBER 2002)
-------------------------------------------
ING Funds Distributor, Inc. (October 2002 - merged into ING Funds Distributor, LLC)
ING Funds Distributor, LLC (October 2002 - formed)
ING Pilgrim Securities, Inc. (September 2000 - name changed from Pilgrim Securities, Inc.)
Northstar Distributors Inc. (November 1999 - merged into Pilgrim Securities, Inc.)
Pilgrim Securities, Inc.  (October 1998 - name changed from Pilgrim America Securities, Inc.)
Pilgrim America Securities, Inc. (April 1995 - name changed from Newco Distributors Corporation)
Newco Distributors Corporation (December 1994 -incorporated)

ING ADVISORS, INC. (MARCH 2002 - NAME CHANGED FROM ING PILGRIM ADVISORS, INC.)
------------------------------------------------------------------------------
ING Pilgrim Advisors, Inc. (March 2001 - name changed from ING Lexington Management Corporation)
ING Lexington Management Corporation (October 2000 - name changed from Lexington Management Corporation)
Lexington Management Corporation (December 1996 - incorporated)





ING CAPITAL CORPORATION, LLC (MARCH 2002 - NAME CHANGED FROM ING PILGRIM CAPITAL CORPORATION, LLC)
--------------------------------------------------------------------------------------------------
ING Pilgrim Capital Corporation (February 2001 - merged into ING Pilgrim Capital Corporation, LLC)
ING Pilgrim Capital Corporation, LLC (February 2001 - formed)
ING Pilgrim Capital Corporation (September 2000 - name changed from Pilgrim Capital Corporation)
Pilgrim Capital Corporation (February 2000 - name changed from Pilgrim Holdings Corporation)
Pilgrim Holdings Corporation (October 1999 - name changed from Northstar Holdings, Inc.)
Northstar Holdings, Inc. (October 1999 - merged into Pilgrim Capital Corporation)
Pilgrim Capital Corporation (June 1999 - name changed from Pilgrim America Capital Corporation)
Pilgrim Capital Corporation (June 1999 - merged into Pilgrim America Capital Corporation)
Pilgrim America Capital Corporation (April 1997 - incorporated)

ING QUANTITATIVE MANAGEMENT, INC. (SEPTEMBER 2002 - DISSOLVED)
--------------------------------------------------------------
ING Quantitative Management, Inc. (March 2002 - name changed from ING Pilgrim Quantitative Management, Inc.)
ING Pilgrim Quantitative Management, Inc. (March 2001 - name changed from Market Systems Research Advisors)
Market Systems Research Advisors, Inc. (November 1986 - incorporated)

                                       19

         The Trust currently has an Executive Committee, Audit Committee, Valuation Committee, Nominating Committee, and an Investment Review Committee. The Audit, Valuation and Nominating Committees consist entirely of Independent Trustees.


COMMITTEES

         The Board of Trustees has an Executive Committee whose function is to act on behalf of the full Board of Trustees between regularly scheduled meetings when necessary. The following Trustees serve as members of the Executive
Committee: Messrs. Turner, McInerney, May and Patton. Mr. Turner serves as Chairman of the Committee. The Executive Committee held five (5) meetings during the fiscal year ended February 28, 2003.

         The Board of Trustees has an Audit Committee whose function is to meet with the independent auditors of the Trust to review the scope of the Trust's audit, its financial statements and interim accounting controls, and to meet with management concerning these matters, among other things. The Audit Committee currently consists of Messrs. Earley, Rieke, Vincent and Putnam. Mr. Earley serves as Chairman of the Committee. The Audit Committee held five (5) meetings during the fiscal year ended February 28, 2003.

         The Board of Trustees has formed a Valuation Committee whose function is to review the determination of the value of securities held by the Trust for which market quotations are not available. The Valuation Committee currently consists of five Independent Trustees: Dr. Gitenstein and Messrs. May, Patton, Doherty and Wedemeyer. Mr. Patton serves as Chairman of the Committee. The Valuation Committee held five (5) meetings during the fiscal year ended February 28, 2003.

         The Board of Trustees has established a Nominating Committee for the purpose of considering and presenting to the Board of Trustees candidates it proposes for nomination to fill Independent Trustee vacancies on the Board of Trustees. The Nominating Committee currently consists of four Independent
Trustees: Dr. Gitenstein and Messrs. Doherty, May, and Wedemeyer. Mr. May serves as Chairman of the Committee. The Committee does not currently have a policy regarding whether it will consider nominees recommended by shareholders. The Nominating Committee held one (1) meeting during the fiscal year ended February 28, 2003.

         The Board of Trustees has established an Investment Review Committee that will monitor the investment performance of the Trust and make recommendations to the Board of Trustees with respect to the Trust. The Committee currently consists of five Independent Trustees and one Trustee who is an "interested person" as defined in the 1940 Act: Dr. Gitenstein and Messrs. Doherty, Patton, May, McInerney and Wedemeyer. Mr. Wedemeyer serves as Chairman of the Committee. The Investment Review Committees held five (5) meetings during the fiscal year ended February 28, 2003.

TRUSTEE OWNERSHIP OF SECURITIES

Set forth below is the dollar range of equity securities owned by each Trustee.

----------------------------------------- --------------------------------- ----------------------------------------
                                                                              AGGREGATE DOLLAR RANGE OF EQUITY
                                                                                SECURITIES IN ALL REGISTERED
                                              DOLLAR RANGE OF EQUITY          INVESTMENT COMPANIES OVERSEEN BY
                                          SECURITIES IN THE TRUST AS OF        TRUSTEE IN FAMILY OF INVESTMENT
            NAME OF TRUSTEE                     DECEMBER 31, 2002                         COMPANIES
----------------------------------------- --------------------------------- ----------------------------------------
INDEPENDENT TRUSTEES
----------------------------------------- --------------------------------- ----------------------------------------
Paul S. Doherty
----------------------------------------- --------------------------------- ----------------------------------------
J. Michael Earley(1)
----------------------------------------- --------------------------------- ----------------------------------------
R. Barbara Gitenstein(1)
----------------------------------------- --------------------------------- ----------------------------------------
Walter H. May
----------------------------------------- --------------------------------- ----------------------------------------
Jock Patton
----------------------------------------- --------------------------------- ----------------------------------------
David W. C. Putnam
----------------------------------------- --------------------------------- ----------------------------------------
Blaine E. Rieke
----------------------------------------- --------------------------------- ----------------------------------------
Roger B. Vincent(1)
----------------------------------------- --------------------------------- ----------------------------------------
Richard A. Wedemeyer
----------------------------------------- --------------------------------- ----------------------------------------
TRUSTEES WHO ARE "INTERESTED PERSONS"
----------------------------------------- --------------------------------- ----------------------------------------
Thomas J. McInerney
----------------------------------------- --------------------------------- ----------------------------------------
John G. Turner
----------------------------------------- --------------------------------- ----------------------------------------

(1) Commenced service as a Trustee on February 26, 2002.

INDEPENDENT TRUSTEE OWNERSHIP OF SECURITIES


         Set forth in the table below is information regarding each Independent Trustee's (and his or her immediate family members') share ownership in securities of the Trust's investment adviser or principal underwriter, and the ownership of securities in an entity controlling, controlled by or under common control with the investment adviser or principal underwriter of the Trust (not including registered investment companies) as of December 31, 2002.

--------------------------- ------------------ ----------------- ------------------- ----------------- ---------------
     NAME OF TRUSTEE         NAME OF OWNERS        COMPANY         TITLE OF CLASS        VALUE OF      PERCENTAGE OF
                            AND RELATIONSHIP
                               TO TRUSTEE                                               SECURITIES         CLASS
--------------------------- ------------------ ----------------- ------------------- ----------------- ---------------
Paul S. Doherty                    N/A               N/A                N/A                 $0              N/A
--------------------------- ------------------ ----------------- ------------------- ----------------- ---------------
J. Michael Earley(1)               N/A               N/A                N/A                 $0              N/A
--------------------------- ------------------ ----------------- ------------------- ----------------- ---------------
R. Barbara Gitenstein(1)           N/A               N/A                N/A                 $0              N/A
--------------------------- ------------------ ----------------- ------------------- ----------------- ---------------
Walter H. May                      N/A               N/A                N/A                 $0              N/A
--------------------------- ------------------ ----------------- ------------------- ----------------- ---------------
Jock Patton                        N/A               N/A                N/A                 $0              N/A
--------------------------- ------------------ ----------------- ------------------- ----------------- ---------------
David W. C. Putnam                 N/A               N/A                N/A                 $0              N/A
--------------------------- ------------------ ----------------- ------------------- ----------------- ---------------
Blaine E. Rieke                    N/A               N/A                N/A                 $0              N/A
--------------------------- ------------------ ----------------- ------------------- ----------------- ---------------
Roger B. Vincent(1)                N/A               N/A                N/A                 $0              N/A
--------------------------- ------------------ ----------------- ------------------- ----------------- ---------------
Richard A. Wedemeyer               N/A               N/A                N/A                 $0              N/A
--------------------------- ------------------ ----------------- ------------------- ----------------- ---------------

(1) Commenced service as a Trustee on February 26, 2002.



COMPENSATION OF TRUSTEES

         The Trust pays each Trustee who is not an interested person a PRO RATA share, as described below of: (i) an annual retainer of $40,000 (Messrs. Patton and May, as lead trustees, receive an annual retainer of $55,000); (ii) $7,000 for each in person meeting of the Board; (iii) $2,000 per attendance of any committee meeting; (iv) $2,000 per telephonic meeting; and (v) out-of-pocket expenses. The PRO RATA share paid by the Trust is based on the average net assets as a percentage of the average net assets of all the funds managed by the Investment Manager for which the Trustees serve in common as Directors/Trustees.

         The following table sets forth information regarding compensation of Trustees by the Trust and other funds managed by ING Investments for the fiscal year ended February 28, 2003. Officers of the Trust and Trustees who are interested persons of the Trust do not receive any compensation from the Trust or any other funds managed by ING Investments.

                                                COMPENSATION TABLE

                                                          PENSION OR                              TOTAL COMPENSATION
                                                       RETIREMENT BENEFITS    ESTIMATED ANNUAL     FROM TRUST AND FUND
     NAME AND POSITION       AGGREGATE COMPENSATION    ACCRUED AS PART OF       BENEFITS UPON        COMPLEX PAID TO
                                   FROM TRUST             FUND EXPENSES         RETIREMENT(5)          TRUSTEES(7)
Paul S. Doherty
Trustee

J. Michael Earley
Trustee

R. Barbara Gitenstein
Trustee

Alan S. Gosule,
Trustee(1)

R. Glenn Hilliard
Trustee(2)(6)

Walter H. May
Trustee

Thomas J. McInerney
Trustee(3)

Jock Patton
Trustee

David W.C. Putnam
Trustee

Blaine E. Rieke
Trustee

John G. Turner
Trustee (4)

Roger B. Vincent
Trustee

Richard A. Wedemeyer
Trustee

---------------------

(1) Resigned as a Trustee effective December 28, 2001. Mr. Gosule was an "interested person," as defined in the 1940 Act, of the Trust. Mr. Gosule is a partner at Clifford Chance Rogers & Wells LLP, which has provided certain legal services for the Trust. Mr. Gosule was paid $132,500 upon his resignation pursuant to a retirement policy adopted by the ING Funds. Mr. Gosule satisfied the criteria for such payment (which was equal to twice the compensation normally paid to him for one year of service) since he served as an Independent Trustee of certain of the ING Funds for at least five years prior to his resignation. $16,419 of this payment was funded by the Trust.

(2) Mr. Hilliard is an "interested person," as defined in the 1940 Act, because of his relationship with ING Americas, an affiliate of ING Investments, LLC.

(3) Mr. McInerney is an "interested person," as defined in the 1940 Act, because of his affiliation with ING U.S. Financial Services, an affiliate of ING Investments, LLC.

(4) Mr. Turner is an "interested person," as defined in the 1940 Act, because of his former affiliation with ING Americas, an affiliate of ING Investments, LLC.

(5) The ING Funds have adopted a retirement policy under which a director/trustee who has served as an Independent Director/Trustee for five years or more will be paid by the ING Funds at the time of his or her retirement an amount equal to twice the compensation normally paid to the Independent Director/Trustee for one year of service.

(6) Resigned as a Trustee effective April 30, 2003.

(7) Represents compensation from 107 funds (total in complex as of February 28, 2003).

         As of June 2, 2003, the Trustees and Officers of the Trust as a group owned beneficially less than 1% of the Trust's Common Shares.

         As of June 2, 2003, the Trustees and Officers of the Trust as a group owned beneficially less than 1% of the Trust's Preferred Shares.

         As of June 2, 2003, no person to the knowledge of the Trust, owned beneficially or of record more than 5% of the outstanding Common Shares of the Trust.

         As of June 2, 2003, no person, to the knowledge of the Trust, owned beneficially or of record more than 5% of the outstanding Preferred Shares of the Trust.


                                 CODE OF ETHICS


         The Trust's Distributor, ING Funds Distributor, LLC (the "Distributor"), the Investment Manager and the Trust have adopted a Code of Ethics governing personal trading activities of all Trustees and the officers of the Trust and the Distributor and persons who, in connection with their regular functions, play a role in the recommendation of any purchase or sale of a security by the Trust or obtain information pertaining to such purchase or sale. The Code of Ethics is intended to prohibit fraud against the Trust that may arise from personal trading. Personal trading is permitted by such persons subject to certain restrictions; however such persons are generally required to pre-clear all security transactions with the Trust's Compliance Officer or her designee and to report all transactions on a regular basis. The Sub-Adviser has adopted its own Codes of Ethics to govern the personal trading activities of its personnel.


         The Code of Ethics can be reviewed and copied at the SEC's Public Reference Room located at 450 Fifth Street, NW, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090. The Code of Ethics is available on the SEC's website (http://www.sec.gov) and copies may also be obtained at prescribed rates by electronic request at publicinfo@sec.gov, or by writing the SEC's Public Reference Section at the address listed above.

                    INVESTMENT MANAGEMENT AND OTHER SERVICES

THE INVESTMENT MANAGER


         The investment adviser for the ING Funds is ING Investments, LLC ("Investment Manager" or "ING Investments"), which is registered as an investment adviser with the SEC and serves as an investment adviser to registered investment companies (or series thereof), as well as privately managed accounts. The Investment Manager, subject to the authority of the Trustees of the Trust, has the overall responsibility for the management of the Trust's portfolio subject to delegation of certain responsibilities to the investment adviser (the "Sub-Adviser"); Aeltus (See "Proposed Sub-Adviser" section below). The Investment Manager is a direct, wholly owned subsidiary of ING Groep N.V. (NYSE: ING) ("ING Groep N.V."). ING Groep N.V. is a global financial institution active in the field of insurance, banking, and asset management in more than 65 countries, with more than 100,000 employees.

         On February 26, 2001, the name of the Investment Manager changed from ING Pilgrim Investments, Inc. to ING Pilgrim Investments, LLC. On March 1, 2002, the name of the Investment Manager was changed from "ING Pilgrim Investments, LLC" to "ING Investments, LLC."

         The Investment Manager pays all of its expenses from the performance of its obligations under the Investment Management Agreement, including executive salaries and expenses of the Trustees and

Officers of the Trust who are employees of the Investment Manager or its affiliates. Other expenses incurred in the operation of the Trust are borne by the Trust, including, without limitation, expenses incurred in connection with the sale, issuance, registration and transfer of its Common Shares; fees of its Custodian, Transfer and Shareholder Servicing; salaries of officers and fees and expenses of Trustees or members of any advisory board or committee of the Trust who are not members of, affiliated with or interested persons of the Investment Manager; the cost of preparing and printing reports, proxy statements and prospectuses of the Trust or other communications for distribution to its shareholders; legal, auditing and accounting fees; the fees of any trade association of which the Trust is a member; fees and expenses of registering and maintaining registration of its Common Shares for sale under federal and applicable state securities laws; and all other charges and costs of its operation plus any extraordinary or non-recurring expenses.


         For the fiscal years ended February 28, 2003, February 28, 2002 and February 28, 2001 the Investment Manager was paid $__________, $14,838,307 and $14,077,382 respectively, for services rendered to the Trust.

         After an initial term, the Investment Management Agreement continues from year to year if specifically approved at least annually by the Trustees or the Shareholders. In either event, the Investment Management Agreement must also be approved by vote of a majority of the Trustees who are not parties to the Investment Management Agreement or "interested persons" of any party, cast in person at a meeting called for that purpose.


         In connection with their deliberations relating to the Trust's current Investment Management Agreement, the Board of Trustees considered information that had been provided by the Investment Manager. In considering the Investment Management Agreement, the Board of Trustees considered several factors they believed, in light of the legal advice furnished to them by their independent legal counsel and their own business judgment, to be relevant. The matters considered by the Board of Trustees in reviewing the Investment Management Agreement included, but were not limited to the following: (1) the performance of the Trust compared to those of a peer group of funds; (2) the nature and quality of the services provided by the Investment Manager to the Trust; (3) the fairness of the compensation under the Investment Management Agreement in light of the services provided to the Trust; (4) the profitability to the Investment Manager from the Investment Management Agreement; (5) the personnel, operations, financial condition, and investment management capabilities, methodologies and resources of the Investment Manager, as well as its efforts in recent years to build its investment management capabilities and administrative infrastructure;
(6) the expenses borne by shareholders of the Trust and a comparison of the Trust's fees and expenses to those of a peer group of funds; (7) the Investment Manager's compliance capabilities and efforts on behalf of the Trust; (8) the complexity of the instruments in which the Trust invests and the investment research associated with those instruments performed by the Investment Manager; and (9) the substantial time and resources devoted to the valuation process by the Investment Manager. The Board of Trustees also considered the total services provided by ING Funds Services, LLC, the Trust's administrator, as well as the fees it receives for such services.

         In considering the Investment Management Agreement, the Board of Trustees, including the Independent Trustees, did not identify any single factor as all-important or controlling. However, the Independent Trustees indicated that, generally, they initially scrutinized the performance of the Trust, including performance in relation to a peer group of funds, and the fees paid by the Trust.


         In reviewing the terms of the Investment Management Agreement and in discussions with the Investment Manager concerning such Investment Management Agreement, the Independent Trustees were represented by independent legal counsel. Based upon its review, the Board of Trustees has determined that the

Investment Management Agreement is in the best interests of the Trust and its shareholders, and that the Investment Management fees are fair and reasonable. Accordingly, after consideration of the factors described above, and such other factors and information it considered relevant, the Board of Trustees of the Trust, including the unanimous vote of the Independent Trustees, approved the Investment Management Agreement.


         The Investment Management Agreement is terminable without penalty with not less than 60 days' notice by the Board of Trustees or by a vote of the holders of a majority of the Trust's outstanding shares voting as a single class, or upon not less than 60 days' notice by the Investment Adviser. The Investment Management Agreement will terminate automatically in the event of its "assignment" (as defined in the 1940 Act).


         As of June 1, 2003, the Investment Manager had assets under management of over $____ billion.


         The use of the name "ING" in the Trust's name is pursuant to the Investment Management Agreement between the Trust and the Investment Manager, and in the event that the Agreement is terminated, the Trust has agreed to amend its Agreement and Declaration of Trust to remove the reference to "ING."


PROPOSED SUB-ADVISER

         The Investment Management Agreement for the Trust provides that the Investment Manager, with the approval of the Board, may select and employ an investment adviser to serve as a Sub-Adviser to the Trust, shall monitor the Sub-Adviser's investment programs and results, and coordinate the investment activities of the Sub-Adviser to ensure compliance with regulatory restrictions. The Investment Manager pays all of its expenses arising from the performance of its obligations under the Investment Management Agreement, including all fees payable to the Sub-Adviser, executive salaries and expenses of the Trustees and officers of the Trust who are employees of the Investment Manager or its affiliates and office rent of the Trust. The Sub-Adviser pays all of its expenses arising from the performance of its obligatoins under the sub-advisory agreement (the "Sub-Advisory Agreement").

         Subject to shareholder approval, the Trust's Board of Trustees has approved Aeltus Investment Management, Inc. ("Aeltus") to serve as the Sub-Adviser to the Trust effective August 18, 2003.

         The Sub-Advisory Agreement may be terminated without payment of any penalties by the Investment Manager, the Trustees, on behalf of the Trust, or the shareholders of the Trust upon 60 days' prior written notice, or by the Sub-Adviser upon three (3) months' written notice unless the Trust or the Investment Manager requests additional time, which cannot extend beyond three
(3) months of the original three (3) month notice period to find a replacement for the Sub-Adviser. Otherwise, the Sub-Advisory Agreement will remain in effect for two years and will, thereafter, continue in effect from year to year, subject to the annual appoval of the Board of Trustees, on behalf of the Trust, or the vote of a majority of the outstanding voting securities, and the vote, cast in person at a meetnig duly called and held, of a majority of the Trustees, on behalf of the Trust, who are not parties to the Sub-Advisory Agreement or "interested persons" (as defined in the 1940 Act) of any such party.

         Pursuant to a proposed Sub-Advisory Agreement between ING Investments and Aeltus, Aeltus will act as Sub-Adviser to the Trust. In this capacity, Aeltus, subject to the supervision and control of ING Investments and the Trustees of the Trust, will manage the Trust's portfolio investments, consistently with its investment objective, and execute any of the Trust's investment policies that it deems appropriate to utilize from time to time. Fees payable under the Sub-Advisory Agreement are based on an annual fee as disclosed below and are paid monthly in arrears by ING Investments.

         Aeluts is an indirect wholly owned subsidiary of ING Groep, and is an affiliate of ING Investments. Aeltus is a Connecticut Corporation formed in 1972. Its principal office is located at 10 State House Square, Hartford, Connecticut 06103.

         As of May 31, 2003, Aeltus had assets under management of over $______ billion.

         For its services, Aeltus will be entitled to receive a sub-advisory fee of 0.36% from the Trust, expressed as an annual rate based on the average daily assets of the Trust.


THE ADMINISTRATOR

         The Administrator of the Trust is ING Funds Services, LLC (the "Administrator" or "ING Funds Services") which is an affiliate of the Investment Manager. In connection with its administration of the corporate affairs of the Trust, the Administrator bears the following expenses: the salaries and expenses of all personnel of the Trust and the Administrator except for the fees and expenses of Trustees not affiliated with the Administrator or the Investment Manager; costs to prepare information; determination of daily NAV by the recordkeeping and accounting agent; expenses to maintain certain of the Trust's books and records that are not maintained by the Investment Manager, the custodian, or transfer agent; costs incurred to assist in the preparation of financial information for the Trust's income tax returns, proxy statements, quarterly, semi-annual, and annual shareholder reports; costs of providing shareholder services in connection with any tender offers or to shareholders proposing to transfer their shares to a third party; providing shareholder services in connection with the dividend reinvestment plan; and all expenses incurred by the Administrator or by the Trust in connection with administering the ordinary course of the Trust's business other than those assumed by the Trust, as described below.

         Except as indicated immediately above and under "The Investment Manager," the Trust is responsible for the payment of its expenses including: the fees payable to the Investment Manager; the fees payable to the Administrator; the fees and certain expenses of the Trust's custodian and transfer agent, including the cost of providing records to the Administrator in connection with its obligation of maintaining required records of the Trust; the charges and expenses of the Trust's legal counsel and independent accountants; commissions and any issue or transfer taxes chargeable to the Trust in connection with its transactions; all taxes and corporate fees payable by the Trust to governmental agencies; the fees of any trade association of which the Trust is a member; the costs of share certificates representing Common Shares of the Trust; organizational and offering expenses of the Trust and the fees and expenses involved in registering and maintaining registration of the Trust and its Common Shares with the Commission, including the preparation and printing of the Trust's registration statement and prospectuses for such purposes; allocable communications expenses with respect to investor services, and all expenses of shareholders' and Trustees' meetings and of preparing, printing and mailing reports, proxy statements and prospectuses to shareholders; the cost of insurance; and litigation and indemnification expenses and extraordinary expenses not incurred in the ordinary course of the Trust's business.


         For the fiscal years ended February 28, 2003, February 28, 2002 and February 28, 2001 the Administrator was paid $________, $4,637,682 and $4,077,743, respectively, for services rendered to the Trust.


                             PORTFOLIO TRANSACTIONS

         The Trust will generally have at least 80% of its Managed Assets invested in Senior Loans. The remaining assets of the Trust will generally consist of short-term debt instruments with remaining maturities of 120 days or less, longer-term debt securities, certain other instruments such as subordinated loans up to a maximum of 5% of the Trust's net assets, unsecured loans, interest rate swaps, caps and floors, repurchase agreements, reverse repurchase agreements and equity securities acquired in connection with investments in loans. The Trust will acquire Senior Loans from and sell Senior Loans to banks, insurance companies, finance companies, and other investment companies and private investment funds. The Trust may also purchase Senior Loans from and sell Senior Loans to U.S. branches of foreign banks which are regulated by the Federal Reserve System or appropriate state regulatory authorities. The Trust's interest in a particular Senior Loan will terminate when the Trust receives full payment on the loan or sells a Senior Loan in the secondary market. Costs associated with purchasing or selling investments in the secondary market include commissions paid to brokers and processing fees paid to agents. These costs are allocated between the purchaser and seller as agreed between the parties.

         Purchases and sales of short-term debt and other financial instruments for the Trust's portfolio usually are principal transactions, and normally the Trust will deal directly with the underwriters or dealers who make a market in the securities involved unless better prices and execution are available elsewhere. Such market makers usually act as principals for their own account. On occasion, securities may be purchased directly from the issuer. Short-term debt instruments are generally traded on a net basis and do not normally involve either brokerage commissions or transfer taxes. The cost of portfolio securities transactions of the Trust that are not transactions with principals will consist primarily of brokerage commissions or dealer or underwriter spreads between the bid and asked price, although purchases from underwriters may involve a commission or concession paid by the issuer.

         In placing portfolio transactions, the Investment Manager will use its best efforts to choose a broker capable of providing the brokerage services necessary to obtain the most favorable price and execution available. The full range and quality of brokerage services available will be considered in making these determinations, such as the size of the order, the difficulty of execution, the operational facilities of the firm involved, the firm's risk in positioning a block of securities and other factors. While the Investment Manager seeks to obtain the most favorable net results in effecting transactions in the Trust's portfolio securities, brokers or dealers who provide research services may receive orders for transactions by the Trust. Such research services ordinarily consist of assessments and analyses of the business or prospects of a company, industry, or economic sector. The Investment Manager is authorized to pay spreads or commissions to brokers or dealers furnishing such services which are in excess of spreads or commissions that other brokers or dealers not providing such research may charge for the same transaction, even if the specific services were not imputed to the Trust and were useful to the Investment Manager in advising other clients. Information so received will be in addition to, and not in lieu of, the services required to be performed by the Investment Manager under the Investment Management Agreement between the Investment Manager and the Trust. The expenses of the Investment Manager will not necessarily be reduced as a result of the receipt of such supplemental information. The Investment Manager may use any research services obtained in providing investment advice to its other investment advisory accounts. Conversely, such information obtained by the placement of business for the Investment Manager or other entities advised by the Investment Manager will be considered by and may be useful to the Investment Manager in carrying out its obligations to the Trust. As permitted by Section 28(e) of the Securities Exchange Act of 1934, as amended (the "1934 Act") the Investment Manager may cause the Trust to pay a broker-dealer which provides "brokerage and research services" (as defined in the 1934 Act) to the Investment Manager an amount of disclosed commissions for effecting a securities transaction for the Trust in excess of the commission which another broker-dealer would have charged for effecting the transaction.

         The Trust does not intend to effect any brokerage transaction in its portfolio securities with any broker-dealer affiliated directly or indirectly with the Investment Manager, except for any sales of portfolio securities pursuant to a tender offer, in which event the Investment Manager will offset against the management fee a part of any tender fees which legally may be received by such affiliated broker-dealer. To the extent certain services which the Trust is obligated to pay for under the Investment

Management Agreement are performed by the Investment Manager, the Trust will reimburse the Investment Manager for the costs of personnel involved in placing orders for the execution of portfolio transactions.

         There were no brokerage commissions paid by the Trust for the previous fiscal years.

PORTFOLIO TURNOVER RATE


         The annual rate of the Trust's total portfolio turnover for the years ended February 28, 2003, February 28, 2002 and February 28, 2001 was ___%, 53% and 46% respectively. The annual turnover rate of the Trust is generally expected to be between 50% and 100%, although as part of its investment policies, the Trust places no restrictions on portfolio turnover and the Trust may sell any portfolio security without regard to the period of time it has been held. The annual turnover rate of the Trust also includes Senior Loans on which the Trust has received full or partial payment. The Investment Manager believes that full and partial payments on loans generally comprise approximately 25% to 75% of the Trust's total portfolio turnover each year.


                                 NET ASSET VALUE

         The NAV per Common Share of the Trust is determined once daily at the close of regular trading on the NYSE (normally 4:00 p.m. Eastern Time) on each day the NYSE is open. The NAV per Common Share is determined by dividing the value of the Trust's loan assets plus all cash and other assets (including interest accrued but not collected) less all liabilities (including accrued expenses but excluding capital and surplus) by the number of Common Shares outstanding. The NAV per Common Share is made available for publication.

VALUATION OF THE TRUST'S ASSETS


         The assets in the Trust's portfolio are valued daily in accordance with the Trust's Loan Valuation Procedures adopted by the Board of Trustees. A majority of the Trust's assets are valued using quotations supplied by a third party loan pricing service. However, the loans in which the Trust invests are not listed on any securities exchange or board of trade. Some loans are traded by institutional investors in an over-the-counter secondary market that has developed in the past several years. This secondary market generally has fewer trades and less liquidity than the secondary markets for other types of securities. Some loans have few or no trades. Accordingly, determinations of the value of loans may be based on infrequent and dated trades. Because there is less reliable, objective market value data available, elements of judgment may play a greater role in valuation of loans than for other types of securities.

Loans are normally valued on the basis of one or more quotations obtained from a pricing service or other sources believed to be reliable. Loans for which reliable quotations are not available from a pricing service may be valued with reference to another loan or a group of loans for which quotations are more readily available and whose characteristics are comparable to the loan being valued. Under this approach, the comparable loan or loans serve as a "proxy" for changes in value. The Trust has engaged an independent pricing service to provide quotations from dealers in loans and to calculate values under this "proxy" procedure. Loans are valued at the mean between bid and asked quotations.

         It is expected that most of the loans held by the Trust will be valued with reference to quotations from the independent pricing service or with reference to the "proxy" procedure described above. The Investment Manager may believe that the price for a loan derived from quotations or the "proxy" procedure described above is not reliable or accurate. Among other reasons, this may be the result of information about a particular loan or borrower known to the Investment Manager that it believes may not be known to the pricing service or reflected in a price quote. In this event, the loan is valued at fair value under procedures established by the Trust's Board of Trustees, and in accordance with the provisions of the 1940 Act.


         Under these procedures, fair value is determined by the Investment Manager and monitored by the Trust's Board of Trustees through its Valuation Committee. In fair valuing a loan, consideration is given to several factors, which may include, among others, the following: (i) the characteristics of and fundamental analytical data relating to the loan, including the cost, size, current interest rate, period until the next interest rate reset, maturity and base lending rate of the loan, the terms and conditions of the loan and any related agreements, and the position of the loan in the borrower's debt structure; (ii) the nature, adequacy and value of the collateral, including the Trust's rights, remedies and interests with respect to the collateral; (iii) the creditworthiness of the borrower and the cash flow coverage of outstanding principal and interest, based on an evaluation of its financial condition, financial statements and information about the borrower's business, cash flows, capital structure and future prospects; (iv) information relating to the market for the loan, including price quotations for, and trading in, the loan and interests in similar loans and the market environment and investor attitudes towards the senior loan and interests in similar senior loans; (v) the reputation and financial condition of the agent of the loan and any intermediate participants in the loans; (vi) the borrower's management; and (vii) the general economic and market conditions affecting the fair value of the loan.


         Securities for which the primary market is a national securities exchange or the NASDAQ National Market System are stated at the last reported sale price on the day of valuation. Securities reported by NASDAQ National Market System will be valued at the NASDAQ Official Closing Price on the valuation day. Debt and equity securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked price. Valuation of short term cash equivalent investments are at amortized cost.


                              PLANS OF DISTRIBUTION

DISTRIBUTION AGREEMENT

         The Trust has entered into a Distribution Agreement with ING Funds Distributor, LLC. ("ING Funds Distributor") which has been filed as an exhibit to the Registration Statement. The summary of the Distribution Agreement contained herein is qualified by reference to the Distribution Agreement. Subject to the terms and conditions of the Distribution Agreement, the Trust may issue and sell Common Shares of the Trust from time to time through ING Funds Distributor, which is the principal underwriter of the Common Shares, through certain broker-dealers which have entered into selected dealer agreements with ING Funds Distributor.

         The Common Shares will only be sold on such days as shall be agreed to by the Trust and ING Funds Distributor. The Common Shares will be sold at market prices, which shall be determined with reference to trades on the NYSE, subject to a minimum price to be established each day by the Trust. The minimum price on any day will not be less than the current NAV per Common Share plus the per share amount of the commission to be paid to ING Funds Distributor. The Trust and ING Funds Distributor will suspend the sale of Common Shares if the per share price of the Common Shares is less than the minimum price.

         The compensation to ING Funds Distributor with respect to the Common Shares will be at a fixed commission rate of 4% of the gross sales price per share of the Common Shares sold. ING Funds Distributor will compensate broker-dealers participating in this offering at a rate of 3% of the gross sales price per share of the Common Shares purchased from the Trust by such broker-dealer. Dealer reallowance may be changed by ING Funds Distributor from time to time.

         Settlements of sales of Common Shares will occur on the third business day following the date on which any such sales are made. Unless otherwise indicated in a further prospectus supplement, ING Funds Distributor as underwriter will act as underwriter on a reasonable efforts basis.

         In connection with the sale of the Common Shares on behalf of the Trust, ING Funds Distributor may be deemed to be an underwriter within the meaning of the 1940 Act, and the compensation of ING Funds Distributor may be deemed to be underwriting commissions or discounts. As described below, ING Funds Distributor also serves as distributor for the Trust in connection with the sale of Common Shares of the Trust pursuant to privately negotiated transactions and pursuant to optional cash investments in excess of $5,000. In addition, ING Funds Distributor provides administrative services in connection with a separate at-the-market offering of Common Shares of the Trust.

         The offering of Common Shares pursuant to the Distribution Agreement will terminate upon the earlier of (i) the sale of all Common Shares subject thereto or (ii) termination of the Distribution Agreement. The Trust and ING Funds Distributor each have the right to terminate the Distribution Agreement in its discretion at any time.

SHAREHOLDER INVESTMENT PROGRAM

         The Trust maintains a Shareholder Investment Program (the "Program"), which allows participating shareholders to reinvest all dividends and capital gain distributions ("Dividends") in additional Common Shares of the Trust. The Program also allows participants to purchase additional Common Shares through optional cash investments in amounts ranging from a minimum of $100 to a maximum of $5,000 per month. Subject to the permission of the Trust, participating shareholders may also make optional cash investments in excess of the monthly maximum. Common Shares may be issued by the Trust under the Program only if the Trust's Common Shares are trading at a premium to net asset value. If the Trust's Common Shares are trading at a discount to net asset value, Common Shares purchased under the Program will be purchased on the open market.

         Shareholders may elect to participate in the Program by telephoning the Trust or submitting a completed Participation Form to DST Systems, Inc. ("DST"), the Program administrator. DST will credit to each participant's account funds it receives from: (a) Dividends paid on Trust Common Shares registered in the participant's name and (b) optional cash investments. DST will apply all Dividends and optional cash investments received to purchase Common Shares as soon as practicable beginning on the relevant Investment Date (as described below) and not later than six business days after the investment Date, except when necessary to comply with applicable provisions of the federal securities laws. For more information on distribution policy, see "Dividends and Distributions" in the Trust's Prospectus.

         In order for participants to purchase Common Shares through the Program in any month, the Administrator must receive from the participant any optional cash investment not exceeding $5,000 by the OCI Payment Due Date and any optional cash investment exceeding $5,000 by the Waiver Payment Due Date. The "DRIP Investment Date" will be the date upon which Dividends will be reinvested in additional Common Shares of the Trust, which will be on the Dividend Payment Date. The "OCI Investment Date" will be the date, set in advance by the Trust, upon which optional cash investments not exceeding $5,000, are first applied by DST to the purchase of Common Shares. The "Waiver Investment

Date" will be the date, set in advance by the Trust, upon which optional cash investments exceeding $5,000, which have been approved by the Trust, are first applied by the Administrator to the purchase of Common Shares. Participants may obtain a schedule of upcoming OCI Payment Due Dates, Waiver Payment Due Dates and Investment Dates by referring to the Summary Program Description or calling the Trust at (800) 992-0180.

         If the Market Price (the volume-weighted average sales price, per share, as reported on the New York Stock Exchange Composite Transaction Tape as shown daily on Bloomberg's AQR screen) plus estimated commissions for Common Shares of the Trust is less than the net asset value on the Valuation Date (defined below), DST will purchase Common Shares on the open market through a bank or securities broker as provided herein. Open market purchases may be effected on any securities exchange on which Common Shares of the Trust trade or in the over-the-counter market. If the Market Price, plus estimated commissions, exceeds the net asset value before DST has completed its purchases, DST will use reasonable efforts to cease purchasing Common Shares, and the Trust shall issue the remaining Common Shares. If the Market Price, plus estimated commissions, is equal to or exceeds the net asset value on the Valuation Date, the Trust will issue the Common Shares to be acquired by the Program. The "Valuation Date" is a date preceding the DRIP Investment Date, OCI Investment Date, and Waiver Investment Date on which it is determined, based on the Market Price and net asset value of Common Shares of the Trust, whether DST will purchase Common Shares on the open market or the Trust will issue the Common Shares for the Program. The Trust may, without prior notice to participants, determine that it will not issue new Common Shares for purchase pursuant to the Program, even when the Market Price plus estimated commissions equals or exceeds net asset value, in which case DST will purchase Common Shares on the open market.

         With the exception of Common Shares purchased in connection with optional cash investments in excess of $5,000, Common Shares issued by the Trust under the Program will be issued commission free. Common Shares purchased for the Program directly from the Trust in connection with the reinvestment of Dividends will be acquired on the DRIP Investment Date at the greater of (i) NAV at the close of business on the Valuation Date or (ii) the average of the daily Market Price of the shares during the "DRIP Pricing Period," minus a discount of 5%. The "DRIP Pricing Period" for a dividend reinvestment is the Valuation Date and the prior Trading Day. A "Trading Day" means any day on which trades of the Common Shares of the Trust are reported on the NYSE.

         Except in the case of cash investments made pursuant to Requests for Waiver (as discussed below), Common Shares purchased directly from the Trust pursuant to optional cash investments will be acquired on an OCI Investment Date at the greater of (i) net asset value at the close of business on the Valuation Date or (ii) the average of the daily Market Price of the shares during the OCI Pricing Period minus a discount, determined at the sole discretion of the Trust and announced in advance, ranging from 0% to 5%. The "OCI Pricing Period" for an OCI Investment Date means the period beginning four Trading Days prior to the Valuation Date through and including the Valuation Date. The discount for optional cash investments is set by the Trust and may be changed or eliminated by the Trust without prior notice to participants at any time. The discount for optional cash investments is determined on the last business day of each month. In all instances, however, the discount on Common Shares issued directly by the Trust shall not exceed 5% of the market price, and Common Shares may not be issued at a price less than net asset value without prior specific approval of shareholders or of the Commission. Optional cash investments received by DST no later than 4:00 p.m. Eastern time on the OCI payment Due Date to be invested on the relevant OCI Investment Date.

         Optional cash investments in excess of $5,000 per month may be made only pursuant to a Request for Waiver accepted in writing by the Trust. A Request for Waiver must be received by the Trust no later than 4:00 p.m. Eastern time on the Request for Waiver Deadline date. Good funds on all approved Requests For Waiver must be received by DST not later than 4:00 P.M. Eastern time on the Waiver Payment Due Date in order for such funds to be invested on the relevant Waiver Investment Date.

         It is solely within the Trust's discretion as to whether approval for any cash investments in excess of $5,000 will be granted. In deciding whether to approve a Request for Waiver, the Trust will consider relevant factors including, but not limited to, whether the Program is then acquiring newly issued Common Shares directly from the Trust or acquiring Common Shares from third parties in the open market, the Trust's need for additional funds, the attractiveness of obtaining such additional funds through the sale of Common Shares as compared to other sources of funds, the purchase price likely to apply to any sale of Common Shares under the Program, the participant submitting the request, the extent and nature of such participant's prior participation in the Program, the number of Common Shares held by such participant and the aggregate amount of cash investments for which Requests for Waiver have been submitted by all participants. If such requests are submitted for any Waiver Investment Date for an aggregate amount in excess of the amount the Trust is then willing to accept, the Trust may honor such requests in order of receipt, pro rata or by any other method that the Trust determines in its sole discretion to be appropriate.

         Common Shares purchased directly from the Trust in connection with approved Requests for Waiver will be acquired on the Waiver Investment Date at the greater of (i) net asset value at the close of business on the Valuation Date, or (ii) the average of the daily Market Price of the shares for the Waiver Pricing Period minus the pre-announced Waiver Discount (as defined below), if any, applicable to such shares. The "Waiver Pricing Period" for a Waiver Investment Date means the period beginning four Trading Days prior to the Valuation Date through and including the Valuation Date. The Trust may establish a discount applicable to cash investments exceeding $5,000 (the "Waiver Discount") on the last business day of each month. The Waiver Discount, which may vary each month between 0% and 5%, will be established in the Trust's sole discretion after a review of current market conditions, the level of participation in the Program and current and projected capital needs of the Trust. The Waiver Discount will apply only to Common Shares purchased directly from the Trust.

         The Trust may establish for each Waiver Pricing Period a minimum price applicable to the purchase of newly issued Common Shares through Requests for Waiver, which will be a stated dollar amount that the Market Price of the Common Shares for a Trading Day of the Waiver Pricing Period must equal or exceed. In the event that such minimum price is not satisfied for a Trading Day of the Waiver Pricing Period, then such Trading Day and the trading prices for that day will be excluded from (i) the Waiver pricing Period and (ii) the determination of the purchase price of the Common Shares for all cash investments made pursuant to Requests for Waiver approved by the Trust. The minimum price shall apply only to cash investments made pursuant to Requests for Waiver approved by the Trust and not to the reinvestment of Dividends or optional cash investments that do not exceed $5,000. No Common Shares will be issued and funds submitted pursuant to Requests for Waiver will be returned to the participant if the minimum price is not obtained for at least three of the five Trading Days.

         Participants will pay a pro rata share of brokerage commissions with respect to DST's open market purchases in connection with the reinvestment of Dividends or purchases made with optional cash investments.

         From time to time, financial intermediaries, including brokers and dealers, and other persons may wish to engage in positioning transactions in order to benefit from the discount from market price of the Common Shares acquired under the Program. Such transactions could cause fluctuations in the trading volume and price of the Common Shares. The difference between the price such owners pay to the Trust for Common Shares acquired under the Program, after deduction of the applicable discount from the market price, and the price at which such Common Shares are resold, may be deemed to constitute underwriting commissions received by such owners in connection with such transactions.

         Subject to the availability of Common Shares registered for issuance under the Program, there is no total maximum number of Common Shares that can be issued pursuant to the Program.

         The Program is intended for the benefit of investors in the Trust and not for persons or entities who accumulate accounts under the Program over which they have control for the purpose of exceeding the $5,000 per month maximum without seeking the advance approval of the Trust or who engage in transactions that cause or are designed to cause aberrations in the price or trading volume of the Common Shares. Notwithstanding anything in the Program to the contrary, the Trust reserves the right to exclude from participation, at any time, (i) persons or entities who attempt to circumvent the Program's standard $5,000 maximum by accumulating accounts over which they have control or (ii) any other persons or entities, as determined in the sole discretion of the Trust.

         Currently, persons who are not Shareholders of the Trust may not participate in the Program. The Board of Trustees of the Trust may elect to change this policy at a future date, and permit non-Shareholders to participate in the Program.

         Shareholders may request to receive their Dividends in cash at any time by giving DST written notice or by contacting the Trust's Shareholder Services Department at (800) 992-0180. Shareholders may elect to close their account at any time by giving DST written notice. When a participant closes their account, the participant upon request will receive a certificate for full Common Shares in the Account. Fractional Common Shares will be held and aggregated with other Fractional Common Shares being liquidated by DST as agent of the Program and paid for by check when actually sold.

         The automatic reinvestment of Dividends does not affect the tax characterization of the Dividends (i.e., capital gains and income are realized even though cash is not received). If Common Shares are issued pursuant to the Program's dividend reinvestment provisions or cash purchase provisions at a discount from market price, participants may have income equal to the discount.

         Additional information about the Program may be obtained from the Trust's Shareholder Services Department at (800) 992-0180.

         See "Federal Taxation--Distributions" for a discussion of the federal income tax ramifications of obtaining Common Shares under the Program.

PRIVATELY NEGOTIATED TRANSACTIONS

         The Common Shares may also be offered pursuant to privately negotiated transactions between the Trust and specific investors. The terms of such privately negotiated transactions will be subject to the discretion of the management of the Trust. In determining whether to sell Common Shares pursuant to a privately negotiated transaction, the Trust will consider relevant factors including, but not limited to, the attractiveness of obtaining additional funds through the sale of Common Shares, the purchase price to apply to any such sale of Common Shares and the person seeking to purchase the Common Shares.

         Common Shares issued by the Trust in connection with privately negotiated transactions will be issued at the greater of (1) NAV per Common Share of the Trust's Common Shares or (ii) at a discount ranging from 0% to 5% of the average of the daily market price of the Trust's Common Shares at the close of business on the two business days preceding the date upon which Common Shares are sold pursuant to the privately negotiated transaction. The discount to apply to such privately negotiated transactions will be determined by the Trust with regard to each specific transaction.

                                FEDERAL TAXATION

         The following is only a summary of certain U.S. federal income tax considerations generally affecting the Trust and its shareholders. No attempt is made to present a detailed explanation of the tax treatment of the Trust or its shareholders, and the following discussion is not intended as a substitute for careful tax planning. Shareholders should consult with their own tax advisers regarding the specific federal, state, local, foreign and other tax consequences of investing in the Trust.

QUALIFICATION AS A REGULATED INVESTMENT COMPANY

         The Trust will elect each year to be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code (the "Code"). As a regulated investment company, the Trust generally will not be subject to federal income tax on the portion of its investment company taxable income (i.e., taxable interest, dividends and other taxable ordinary income, net of expenses, and net short-term capital gains in excess of long-term capital losses) and net capital gain (i.e., the excess of net long-term capital gains over the sum of net short-term capital losses and capital loss carryovers from prior years) that it distributes to shareholders, provided that it distributes at least 90% of its investment company taxable income for the taxable year (the "Distribution Requirement"), and satisfies certain other requirements of the Code that are described below.

         In addition to satisfying the Distribution Requirement and an asset diversification requirement discussed below, a regulated investment company must derive at least 90% of its gross income for each taxable year from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies and other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies.

         In addition to satisfying the requirements described above, the Trust must satisfy an asset diversification test in order to qualify as a regulated investment company. Under this test, at the close of each quarter of the Trust's taxable year, at least 50% of the value of the Trust's assets must consist of cash and cash items (including receivables), U.S. government securities, securities of other regulated investment companies, and securities of other issuers (as to which the Trust has not invested more than 5% of the value of the Trust's total assets in securities of any such issuer and as to which the Trust does not hold more than 10% of the outstanding voting securities of any such issuer), and no more than 25% of the value of its total assets may be invested in the securities of any one issuer (other than U.S. government securities and securities of other regulated investment companies), or in two or more issuers which the Trust controls and which are engaged in the same or similar trades or businesses.

         In general, gain or loss recognized by the Trust on the disposition of an asset will be a capital gain or loss. However, gain recognized on the disposition of a debt obligation purchased by the Trust at a market discount (generally at a price less than its principal amount) other than at the original issue will be treated as ordinary income to the extent of the portion of the market discount which accrued during the period of time the Trust held the debt obligation.

         In general, investments by the Trust in zero coupon or other original issue discount securities will result in income to the Trust equal to a portion of the excess of the face value of the securities over their issue price (the "original issue discount") each year that the Trust holds the securities, even though the

Trust receives no cash interest payments. This income is included in determining the amount of income which the Trust must distribute to maintain its status as a regulated investment company and to avoid federal income and excise taxes.

         If for any taxable year the Trust does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and such distributions will be taxable as ordinary dividends to the extent of the Trust's current and accumulated earnings and profits. Such distributions generally would be eligible for the dividends-received deduction in the case of corporate shareholders.


If the Fund fails to qualify as a regulated investment company in any year, it must pay out its earnings and profits accumulated in that year in order to qualify again as a regulated investment company. Moreover, if the Fund failed to qualify as a regulated investment company for a period greater than one taxable year, the Fund may be required to recognize any net built-in gains with respect to certain of its assets (the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized if the Fund had been liquidated) in order to qualify as a regulated investment company in a subsequent year.


EXCISE TAX ON REGULATED INVESTMENT COMPANIES

         A 4% non-deductible excise tax is imposed on a regulated investment company that fails to distribute in each calendar year an amount equal to the sum of (1) 98% of its ordinary taxable income for the calendar year, (2) 98% of its capital gain net income (i.e., capital gains in excess of capital losses) for the one-year period ended on October 31 of such calendar year, and (3) any ordinary taxable income and capital gain net income for previous years that was not distributed or taxed to the regulated investment company during those years. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by the Trust in October, November or December with a record date in such a month and paid by the Trust during January of the following calendar year. Such distributions will be taxed to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

         The Trust intends to make sufficient distributions or deemed distributions (discussed below) of its ordinary taxable income and capital gain net income to avoid liability for the excise tax.

HEDGING TRANSACTIONS

         The Trust has the ability, pursuant to its investment objectives and policies, to hedge its investments in a variety of transactions, including interest rate swaps and the purchase or sale of interest rate caps and floors. The treatment of these transactions for federal income tax purposes may in some instances be unclear, and the regulated investment company qualification requirements may limit the extent to which the Trust can engage in hedging transactions.

         Under certain circumstances, the Trust may recognize gain from a constructive sale of an appreciated financial position. If the Trust enters into certain transactions in property while holding substantially identical property, the Trust would be treated as if it had sold and immediately repurchased the property and would be taxed on any gain (but not loss) from the constructive sale. The character of gain from a constructive sale would depend upon the Trust's holding period in the property. Loss from a constructive sale would be recognized when the property was subsequently disposed of, and its character would depend on the Trust's holding period and the application of various loss deferral provisions in the Code. Constructive sale treatment does not apply to transactions closed in the 90-day period ending with the 30th day after the close of the taxable year, if certain conditions are met.

DISTRIBUTIONS

         The Trust anticipates distributing all or substantially all of its investment company taxable income for the taxable year. Such distributions will be taxable to shareholders as ordinary income. If a portion of the Trust's income consists of dividends paid by U.S. corporations, a portion of the dividends paid by the Trust may be eligible for the corporate dividends received deduction.

         The Trust may either retain or distribute to shareholders its net capital gain for each taxable year. The Trust currently intends to distribute any such amounts. If net capital gain is distributed and designated as a capital gain dividend, it will generally be taxable to shareholders at a maximum federal tax rate of 20%. Distributions are subject to these capital gains rates regardless of the length of time the shareholder has held his shares. Conversely, if the Trust elects to retain its net capital gain, the Trust will be taxed thereon (except to the extent of any available capital loss carryovers) at the applicable corporate tax rate. In such event, it is expected that the Trust also will elect to treat such gain as having been distributed to shareholders. As a result, each shareholder will be required to report his pro rata share of such gain on his tax return as long-term capital gain, will be entitled to claim a tax credit for his pro rata share of tax paid by the Trust on the gain, and will increase the tax basis for his shares by an amount equal to the deemed distribution less the tax credit.

         Distributions by the Trust in excess of the Trust's earnings and profits will be treated as a return of capital to the extent of (and in reduction of) the shareholder's tax basis in his shares; any such return of capital distributions in excess of the shareholder's tax basis will be treated as gain from the sale of his shares, as discussed below.

         Distributions by the Trust will be treated in the manner described above regardless of whether such distributions are paid in cash or reinvested in additional shares of the Trust. If the NAV at the time a shareholder purchases shares of the Trust reflects undistributed income or gain, distributions of such amounts will be taxable to the shareholder in the manner described above, even though such distributions economically constitute a return of capital to the shareholder.

         The Trust will be required in certain cases to withhold and remit to the U.S. Treasury 30% of all dividends and redemption proceeds payable to any shareholder (1) who fails to provide the Trust with a certified, correct identification number or other required certifications, or (2) if the Internal Revenue Service notifies the Trust that the shareholder is subject to backup withholding. Corporate shareholders and other shareholders specified in the Code are exempt from such backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder's U.S. federal income tax liability if the appropriate information is provided to the IRS.

SALE OF COMMON SHARES

         A shareholder will recognize gain or loss on the sale or exchange of shares of the Trust in an amount generally equal to the difference between the proceeds of the sale and the shareholder's adjusted tax basis in the shares. In general, any such gain or loss will be considered capital gain or loss if the shares are held as capital assets, and gain or loss will be long-term or short-term, depending upon the shareholder's holding period for the shares. However, any capital loss arising from the sale of shares held for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gains distributed (or deemed distributed) with respect to such shares. Also, any loss realized on a sale or exchange of shares will be disallowed to the extent the shares disposed of are replaced (including shares acquired through the Shareholder Investment Program within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of. In such case, the tax basis of the acquired shares will be adjusted to reflect the disallowed loss.

FOREIGN SHAREHOLDERS

         U.S. taxation of a shareholder who, as to the United States, is a nonresident alien individual, foreign trust or estate, foreign corporation, or foreign partnership ("foreign shareholder") depends, in part, on whether the shareholder's income from the Trust is "effectively connected" with a U.S. trade or business carried on by such shareholder.

         If the income from the Trust is not effectively connected with a U.S. trade or business carried on by a foreign shareholder, distributions of investment company taxable income will be subject to U.S. withholding tax at the rate of 30% (or lower treaty rate). Such a foreign shareholder would generally be exempt from U.S. federal income tax on gains realized on the sale or exchange of shares of the Trust, capital gain dividends, and amounts retained by the Trust that are designated as undistributed capital gains.

         If the income from the Trust is effectively connected with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income, capital gain dividends, amounts retained by the Trust that are designated as undistributed capital gains and any gains realized upon the sale or exchange of shares of the Trust will be subject to U.S. federal income tax at the rates applicable to U.S. citizens or domestic corporations. Such shareholders that are classified as corporations for U.S. tax purposes also may be subject to a branch profits tax.

         In the case of foreign noncorporate shareholders, the Trust may be required to withhold U.S. federal income tax at a rate of 30% on distributions that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate) unless such shareholders furnish the Trust with proper notification of their foreign status. See "Distributions."

         The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described herein. Foreign shareholders are urged to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Trust, including the applicability of foreign taxes.

EFFECT OF FUTURE LEGISLATION; OTHER TAX CONSIDERATIONS

         The foregoing general discussion of U.S. federal income tax consequences is based on the Code and the Treasury Regulations issued thereunder as in effect on the date of this SAI. Future legislative or administrative changes or court decisions may significantly change the conclusions expressed herein, and any such changes or decisions may have a retroactive effect with respect to the transactions contemplated herein.

         Income received by the Trust from foreign sources may be subject to withholding and other taxes imposed by such foreign jurisdictions, absent treaty relief. Distributions to shareholders also may be subject to state, local and foreign taxes, depending upon each shareholder's particular situation. Shareholders are urged to consult their tax advisers as to the particular consequences to them of an investment in the Trust.

                        ADVERTISING AND PERFORMANCE DATA

ADVERTISING

         From time to time, advertisements and other sales materials for the Trust may include information concerning the historical performance of the Trust. Any such information may include trading volume of the Trust's Common Shares, the number of Senior Loan investments, annual total return, aggregate total return, distribution rate, average compounded distribution rates and yields of the Trust for specified periods of time, and diversification statistics. Such information may also include rankings, ratings and other information from independent organizations such as Lipper Analytical Services, Inc. ("Lipper"), Morningstar, Value Line, Inc., CDA Technology, Inc., Standard & Poor's, Portfolio Management Data (a division of Standard & Poor's), Moody's, Bloomberg or other industry publications. These rankings will typically compare the Trust to all closed-end Funds, to other Senior Loan funds, and/or also to taxable closed-end fixed income funds. Any such use of rankings and ratings in advertisements and sales literature will conform with the guidelines of the NASD approved by the Commission. Ranking comparisons and ratings should not be considered representative of the Trust's relative performance for any future period.

         Reports and promotional literature may also contain the following information: (i) number of shareholders; (ii) average account size; (iii) identification of street and registered account holdings; (iv) lists or statistics of certain of the Trust's holdings including, but not limited to, portfolio composition, sector weightings, portfolio turnover rates, number of holdings, average market capitalization and modern portfolio theory statistics alone or in comparison with itself (over time) and with its peers and industry group; (v) public information about the assets class; and (vi) discussions concerning coverage of the Trust by analysts.

         In addition, reports and promotional literature may contain information concerning the Investment Manager, ING Groep, the Portfolio Managers, the Administrator or affiliates of the Trust including (i) performance rankings of other funds managed by the Investment Manager, or the individuals employed by the Investment Manager who exercise responsibility for the day-to-day management of the Trust, including rankings and ratings of investment companies published by Lipper, Morningstar, Inc., Value Line, Inc., CDA Technologies, Inc., or other rating services, companies, publications or other persons who rank or rate investment companies or other investment products on overall performance or other criteria; (ii) lists of clients, the number of clients, or assets under management; (iii) information regarding the acquisition of the ING Funds by ING Capital; (iv) the past performance of ING Capital and ING Funds Services; (v) the past performance of other funds managed by the Investment Manager; (vi) quotes from a portfolio manager of the Trust or industry specialists; and (vii) information regarding rights offerings conducted by closed-end funds managed by the Investment Manager.

         The Trust may compare the frequency of its reset period to the frequency which LIBOR changes. Further, the Trust may compare its yield to (i) LIBOR, (ii) the federal funds rate, (iii) the Prime Rate, quoted daily in the Wall Street Journal as the base rate on corporate loans at large U.S. money center commercial banks, (iv) the average yield reported by the Bank Rate Monitor National Index for money market deposit accounts offered by the 100 leading banks and thrift institutions in the ten largest standard metropolitan statistical areas, (v) yield data published by Lipper, Bloomberg or other industry sources, or (vi) the yield on an investment in 90-day Treasury bills on a rolling basis, assuming quarterly compounding. Further, the Trust may compare such other yield data described above to each other. The Trust may also compare its total return, NAV stability and yield to fixed income investments. As with yield and total return calculations, yield comparisons should not be considered representative of the Trust's yield or relative performance for any future period.

         The Trust may provide information designed to help individuals understand their investment goals and explore various financial strategies. Such information may include information about current economic, market and political conditions; materials that describe general principles of investing, such as asset allocation, diversification, risk tolerance, and goal setting; worksheets used to project savings needs based on assumed rates of inflation and hypothetical rates of return; and action plans offering investment alternatives. Materials may also include discussion of other investment companies in the ING Funds, products and services, and descriptions of the benefits of working with investment professionals in selecting investments.

PERFORMANCE DATA

         The Trust may quote annual total return and aggregate total return performance data. Total return quotations for the specified periods will be computed by finding the rate of return (based on net investment income and any capital gains or losses on portfolio investments over such periods) that would equate the initial amount invested to the value of such investment at the end of the period. On occasion, the Trust may quote total return calculations published by Lipper, a widely recognized independent publication that monitors the performance of both open-end and closed-end investment companies.

         The Trust's distribution rate is calculated on a monthly basis by annualizing the dividend declared in the month and dividing the resulting annualized dividend amount by the Trust's corresponding month-end net asset value (in the case of NAV) or the last reported market price (in the case of Market). The distribution rate is based solely on the actual dividends and distributions, which are made at the discretion of management. The distribution rate may or may not include all investment income, and ordinarily will not include capital gains or losses, if any.

         Total return and distribution rate and compounded distribution rate figures utilized by the Trust are based on historical performance and are not intended to indicate future performance. Distribution rate, compounded distribution rate and NAV per share can be expected to fluctuate over time. Total return will vary depending on market conditions, the Senior Loans, and other securities comprising the Trust's portfolio, the Trust's operating expenses and the amount of net realized and unrealized capital gains or losses during the period.

                               GENERAL INFORMATION

CUSTODIAN

         State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, Missouri 64105 has been retained to act as the custodian for the Trust. State Street Bank and Trust Company does not have any part in determining the investment policies of the Trust or in determining which portfolio securities are to be purchased or sold by the Trust or in the declaration of dividends and distributions.

LEGAL COUNSEL


         Legal matters for the Trust are passed upon by Dechert LLP, 1775 I Street, NW, Washington, DC 20006.


INDEPENDENT AUDITORS


         KPMG LLP, 355 South Grand Avenue, Los Angeles, California 90071, has been selected as independent auditors for the Trust for the fiscal year ending February 29, 2004.


                              FINANCIAL STATEMENTS


         The Financial Statements and the independent auditors' reports thereon, appearing in the Trust's Annual Report for the period ending February 28, 2003 are incorporated by reference in this Statement. The Trust's Annual and Semi-Annual Reports are available at 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258, upon request and without charge by calling 1-800-992-0180.

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

     1.   Financial Statements

          Contained in Part A:

          Financial Highlights for the years ended February 28, 2003, 2002, 2001; February 29, 2000; February 28, 1999, 1998, 1997; February 29,
          1996; February 28, 1995 and 1994.

          Financial Statements are incorporated in Part B by reference to Registrant's February 28, 2003 Annual Report (audited).

     2.   Exhibits

          (a)  (i)    Agreement and Declaration of Trust(1)

               (ii) Amendment to the Agreement and Declaration of Trust dated March 26, 1996 and effective April 12, 1996(1)

               (iii) Amendment to the Agreement and Declaration of Trust dated October 23, 1998 and effective November 16, 1998(7)

               (iv) Amendment to the Agreement and Declaration of Trust dated October 20, 2000 and effective October 20, 2000(10)

               (v) Amendment to the Agreement and Declaration of Trust dated February 20, 2002 and effective March 1, 2002(11)

          (b)  (i)    By-Laws(2)

               (ii)   Amendment to By-Laws(2)

               (iii)  Amendment to By-Laws(9)

               (iv)   Amendment to By-Laws(10)

          (c)  Not Applicable

          (d)  (i)    Certificate of Designation for Preferred Shares(10)

               (ii)   Form of Share Certificate

          (e)  Form of Shareholder Investment Program(5)

          (f)  Not Applicable

          (g)  (i)    Form of Amended and Restated Investment Management
                      Agreement(3)

               (ii)   Form of Amendment to Investment Management Agreement(6)

               (iii)  Amended and Restated Investment Management Agreement(9)

               (iv) Form of Amendment to the Amended and Restated Investment Management Agreement(9)

               (v)    Investment Management Agreement(10)

          (h)  (i)    Form of Distribution Agreement(5)

               (ii)   Form of Dealer Agreement(8)

               (iii)  Form of Underwriting Agreement for the Preferred
                      Shares(10)

          (i)  Not Applicable

          (j)  (i)    Form of Custody Agreement(3)

               (ii) Form of Custody and Investment Accounting Agreement between Registrant and State Street Bank and Trust Company(11)

          (k)  (i)    Form of Amended and Restated Administration Agreement(9)

               (ii) Amendment to the Amended and Restated Administration Agreement(11)

               (iii)  Form of Recordkeeping Agreement(3)

               (iv) Form of Revolving Loan Agreement between ING Prime Rate Trust and Citibank - to be filed by Amendment

               (v)    Form of Credit Agreement(7)

               (vi)   Form of Auction Agency Agreement(10)

               (vii)  Form of Broker-Dealer Agreement(10)

               (viii) Form of DTC Letter of Representations as to Preferred
                      Shares(10)

          (l)  Opinion of Dechert Price & Rhoads(7)

          (m)  Not Applicable

          (n)  (i)  Consent of Dechert LLP, to be filed by Amendment

               (ii) Consent of KPMG LLP, to be filed by Amendment

          (o)  Not Applicable

          (p)  Certificate of Initial Capital(4)

          (q)  Not Applicable


          (r) (i)  Pilgrim Group Funds Code of Ethics(9)

              (ii) Aeltus Investment Management, Inc. Code of Ethics, to be
                   filed by Amendment.


----------
(1) Incorporated herein by reference to Amendment No. 20 to Registrant's Registration Statement under the Investment Company Act of 1940 (the "1940 Act") on Form N-2 (File No. 811-5410), filed on September 16, 1996.

(2) Incorporated herein by reference to Amendment No. 24 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on November 7, 1997.

(3) Incorporated herein by reference to Amendment No. 22 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on June 23, 1997.

(4) Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant's initial registration statement on form N-2 (File No. 33-18886), filed on January 22, 1988.

(5) Incorporated herein by reference to Amendment No. 27 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on May 15, 1998.

(6) Incorporated herein by reference to Amendment No. 28 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on August 19, 1998.

(7) Incorporated herein by reference to Amendment No. 29 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on December 2, 1998.

(8) Incorporated herein by reference to Amendment No. 30 to Registrant's Registration Statement under the 1940 Act Form N-2 (File No. 811-5410), filed on March 3, 1999.

(9) Incorporated herein by reference to Amendment No. 33 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on May 9, 2000.

(10) Incorporated herein by reference to Amendment No. 38 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on October 23, 2000.

(11) Incorporated herein by reference to Amendment No. 46 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on April 30, 2002.

ITEM 25. MARKETING AGREEMENTS

     Not Applicable.


ITEM 26. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth expenses incurred or estimated to be incurred in connection with the offering described in the Registration Statement.

Registration Fees.....................................................   $     -

Trustee Fees..........................................................   $     -

Rating Agency Fees....................................................   $     -

Printing Expenses.....................................................   $     -

Legal Fees............................................................   $     -

Accounting Fees and Expenses..........................................   $     -

Miscellaneous Expenses................................................   $     -
                                                                         -------
         Total........................................................   $     -
                                                                         =======

ITEM 27. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

     Not Applicable.


ITEM 28. NUMBER OF HOLDERS OF SECURITIES


     (1) Title of Class                             (2) Number of Record Holders
     ------------------                             ----------------------------
     Auction Rate Cumulative Preferred Shares       __ as of June 16, 2003
     of beneficial interest, par value $0.01 per share, Series M, T, W, Th and F

     Common Shares of beneficial interest,          __ as of June 16, 2003
     par value $0.01 per share

ITEM 29. INDEMNIFICATION

     Registrant's Agreement and Declaration of Trust generally provides that the Trust shall indemnify each of its Trustees and officers (including persons who serve at the Trust's request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise) ("Covered Persons") against all liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, by reason of being or having been such a Covered Person except with respect to any matter as to which such Covered Person shall have been finally adjudicated (a) not to have acted in good faith in the reasonable belief that such Covered Person's action was in the best interest of the Trust or (b) to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of duties involved in the conduct of such Covered Person's office.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will submit, unless in the opinion of its counsel the matter has been settled by controlling precedent, to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 30. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

     Information as to the Trustees and officers of the Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the Adviser in the last two years, is included in its application for registration as an investment adviser on Form ADV (File No. 801-48282) filed under the Investment Advisers Act of 1940, as amended ("Advisers Act"), and is incorporated herein by reference thereto.

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

     The amounts and records of the Registrant will be maintained at its office at 7337 E. Doubletree Ranch Road, Scottsdale, Arizona 85258 and at the office of its custodian, State Street Bank & Trust - Kansas City, 801 Pennsylvania, Kansas City, Missouri 64105.

ITEM 32. MANAGEMENT SERVICES

     Not Applicable.

ITEM 33. UNDERTAKINGS

     1. The Registrant undertakes to suspend the Offer until the prospectus is amended if (1) subsequent to the effective date of this registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of this registration statement or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus included in this registration statement.

     2.   Not Applicable.

     3.   Not Applicable.

     4.   Not Applicable.

     5.   a.   The Registrant undertakes that for the purpose of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act [17 CFR 230.497(h)] shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

          b. that for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

     6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale and State of Arizona on the 30th day of April, 2003.

                       ING PRIME RATE TRUST

                       By: /s/ Michael J. Roland
                           -----------------------------------------------------
                           Michael J. Roland
                           Executive Vice President, Chief Financial Officer and Assistant Secretary

         Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


                   SIGNATURE                               TITLE                                       DATE
                   ---------                               -----                                       ----
                                                           Trustee and Chairman                   April 30, 2003
-------------------------------------------------
                John G. Turner*

                                                           President and Chief Executive
-------------------------------------------------          Officer                                April 30, 2003
               James M. Hennessy*

/S/ MICHAEL J. ROLAND                                      Executive Vice President, Chief        April 30, 2003
-------------------------------------------------          Financial Officer and
               Michael J. Roland                           Assistant Secretary

                                                           Trustee                                April 30, 2003
-------------------------------------------------
                Paul S. Doherty*

                                                           Trustee                                April 30, 2003
-------------------------------------------------
               J. Michael Earley*

                                                           Trustee                                April 30, 2003
-------------------------------------------------
             R. Barbara Gitenstein*


                                        C-7

                                                           Trustee                                April 30, 2003
-------------------------------------------------
              Walter H. May, Jr.*

                                                           Trustee                                April 30, 2003
-------------------------------------------------
              Thomas J. McInerney*

                                                           Trustee                                April 30, 2003
-------------------------------------------------
                  Jock Patton*

                                                           Trustee                                April 30, 2003
-------------------------------------------------
               David W.C. Putnam*

                                                           Trustee                                April 30, 2003
-------------------------------------------------
                Blaine E. Rieke*

                                                           Trustee                                April 30, 2003
-------------------------------------------------
               Roger B. Vincent*

                                                           Trustee                                April 30, 2003
-------------------------------------------------
             Richard A. Wedemeyer*


*By: /s/ MICHAEL J. ROLAND
     ---------------------
     Michael J. Roland
     Attorney-in-Fact**

** Pursuant to Powers of Attorney filed previously in Amendment No. 46 to the Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410) on April 30, 2002 and incorporated herein by reference.

                                      C-8